Exhibit 99.14

THIS DOCUMENT AND THE ACCOMPANYING PROXY FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other independent professional adviser.

If you sell or have sold or otherwise transferred all of your Rio Tinto Limited Shares, please send this document, together with the accompanying documentation and Proxy Form, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.
Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin — Federal Financial Supervising Authority) and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively for Rio Tinto plc and no one else in connection with the Acquisition and will not be responsible to anyone other than Rio Tinto plc for providing the protections afforded to clients of Deutsche Bank AG for providing advice in relation to the Acquisition and/or any other matter referred to in this document.
CIBC World Markets Inc. is acting exclusively for Rio Tinto plc in connection with the Acquisition and will not be responsible to anyone other than Rio Tinto plc for providing advice in relation to the Acquisition and/or any other matter referred to in this document. CIBC World Markets plc, an affiliate of CIBC World Markets Inc., is authorised and regulated by the Financial Services Authority of the United Kingdom.

RIO TINTO LIMITED
(ABN 96 004 458 404)

Proposed Acquisition of Alcan Inc.
and Notice of Extraordinary General Meeting

This document should be read as a whole. Your attention is drawn to Section 13 of Part I to this document which sets out a recommendation from the Directors that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting of Rio Tinto Limited referred to below.
FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE TAKEN INTO ACCOUNT WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING OF RIO TINTO LIMITED, SEE PART II OF THIS DOCUMENT.
A notice of the Extraordinary General Meeting of Rio Tinto Limited, to be held at the Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria, 3000 at 12.00 p.m. on 28 September 2007, is set out at the end of, and enclosed with, this document. To be valid, a Proxy Form together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or at Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555, by 12.00 p.m. Australian Eastern Standard Time on 26 September 2007. The lodging of a Proxy Form will not prevent Rio Tinto Limited Shareholders from attending and voting in person should they wish to do so.
This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular mailed to Alcan Shareholders.
In connection with the Offer, the offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”), pursuant to which the Offer has been made to Alcan Shareholders, and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO and a Solicitation/ Recommendation Statement on Schedule 14D-9 have also been filed with the SEC.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Proxy Forms	12.00 p.m. on 26 September 2007
Extraordinary General Meeting of Rio Tinto plc	14 September 2007
Extraordinary General Meeting of Rio Tinto Limited	28 September 2007
Initial closing date of the Offer	24 September 2007	(1)

Note:

(1)	The period during which the Offer for Alcan is open for acceptance may be extended by the Offeror in certain circumstances and the Offeror currently intends to extend the Offer beyond 24 September 2007 (see the summary of the Offer in Part III of this document).
Presentation of information on the Enlarged Group
Unless the context otherwise requires, references in this document to the “Enlarged Group” are to Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries and subsidiary undertakings and, where the context requires, their respective associated undertakings as constituted immediately following Completion of the Acquisition and therefore such references include the Rio Tinto Group as enlarged by the Alcan Group. Completion of the Acquisition is subject to a number of conditions which are described in detail in Part III — “Summary of the Support Agreement and the Offer”.
Presentation of financial information
Unless otherwise indicated, financial information for the Rio Tinto Group in this document is presented in US dollars and has been prepared in accordance with International Financial Reporting Standards, or IFRS. Financial information for the Rio Tinto Group in this document relating to the six months ended 30 June 2007 is unaudited. Unless otherwise indicated, financial information for the Alcan Group in this document has been extracted without material amendment from published information, is presented in US dollars and has been prepared in accordance with US GAAP. Financial information for the Alcan Group in this document relating to the six months ended 30 June 2007 is unaudited.
For a reconciliation of the consolidated net income and consolidated shareholders’ equity of Alcan for the three years ended 31 December 2006 and the six months ended 30 June 2007 as previously reported by Alcan to the basis consistent in all material respects with the accounting policies of Rio Tinto, see Section III of Part IV “Financial Information on Alcan — Alcan’s Financial Statements: IFRS Restatement”.
Rounding
Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding.
Cautionary note regarding Forward-Looking Statements
This document contains statements which constitute “forward-looking statements” about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “plan”, “believe” and “envisage”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Part II “Risk Factors” of this document. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.
Nothing in this document should be interpreted to mean that the future earnings per share of Rio Tinto will necessarily match or exceed its historical published earnings per share.
Other than in accordance with its legal and regulatory obligations (including the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange), Rio Tinto is under no obligation and Rio Tinto expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In this section, references to “this document” include the accompanying Chairman’s letter and Shareholder Questions.

PART I
DESCRIPTION OF THE PROPOSED ACQUISITION
1     Introduction

On 12 July 2007, the boards of Rio Tinto and Alcan jointly announced that they had reached an agreement for the Offeror to make an offer to acquire all of the issued and outstanding Alcan Common Shares for US$101 for each Alcan Common Share in a recommended, all-cash transaction. The Offer represents a total equity consideration for Alcan of approximately US$38.1 billion and a total enterprise value of Alcan of approximately US$44 billion. The Acquisition will be financed wholly from borrowings.
The Alcan Board has unanimously recommended that Alcan Shareholders accept the Offer.

The Acquisition is conditional upon, amongst other things, regulatory and other consents, approvals and clearances including from the European Commission and in the United States, Canada, Australia and France. In view of its size, the Acquisition constitutes a Class 1 transaction under the Listing Rules of the Financial Services Authority in the UK, and is therefore conditional upon the approval of Rio Tinto plc Shareholders. Under the dual listed companies arrangements, an approval such as this is put to both Rio Tinto Limited Shareholders and Rio Tinto plc Shareholders under the joint electorate procedure.
Under the Articles of Association of Rio Tinto plc, there is a limit on the borrowings that the Directors of Rio Tinto plc may, without the sanction of an ordinary resolution, permit to be borrowed by the Rio Tinto Group. This limit, excluding intra-group debt, is set at one and a half times “Unified Group Share Capital and Reserves” (as defined in the Articles). Rio Tinto Shareholders are being asked to approve the increased borrowings in connection with the Acquisition and to sanction the aggregate amount of all moneys borrowed exceeding the limit set out in the Articles, provided that such aggregate amount shall not exceed US$60 billion. The Directors have determined that this increase in borrowings is of sufficient importance to all Rio Tinto Shareholders that it should be dealt with under the joint electorate procedure as part of the approval of the Acquisition.
The Rio Tinto plc borrowing limit is currently set at US$28,845 million by reference to Unified Group Share Capital and Reserves. The purpose of the Resolution is to sanction the aggregate amount of all moneys borrowed exceeding the Rio Tinto plc borrowing limit provided that such aggregate amount shall not exceed US$60 billion. This will not only allow for the borrowings necessary to facilitate the Acquisition but, notwithstanding that the Directors currently expect that following the Acquisition, Rio Tinto will meet its operating and financing requirements out of its strong operational cash flows, will also provide Rio Tinto with flexibility to undertake further borrowings should the Directors decide it is in the best interests of Rio Tinto to do so. Although the headroom available immediately following the Acquisition for further borrowings will, once the existing borrowings and borrowings to facilitate the Acquisition have been taken into account, be lower than the headroom that was available to Rio Tinto prior to the Acquisition, the Directors are of the view that the new borrowing limit of US$60 billion will provide sufficient headroom in the context of the Enlarged Group’s present requirements.
This document contains information consistent with the UK Circular which was prepared in order for Rio Tinto plc to comply with the Listing Rules. The purpose is to provide you with details of the Acquisition, to explain why the Directors unanimously consider the Resolution to be in the best interests of Rio Tinto Shareholders and to recommend that you vote in favour of the Resolution.

2     Information on Alcan and reasons for the Acquisition
Alcan Inc. is the parent company of an international group involved in many aspects of the aluminium, engineered products and packaging industries. Through subsidiaries, joint ventures and related companies around the world, the activities of Alcan include bauxite mining, alumina refining, production of specialty alumina, aluminium smelting, manufacturing and recycling, engineered products, flexible and specialty packaging, as well as related research and development. Alcan operates through four business groups, each responsible for the different business units of which they are comprised including: Bauxite and Alumina, Primary Metals, Engineered Products and Packaging.
The combined Aluminium product group, to be renamed “Rio Tinto Alcan”, is expected to be a new global leader in the aluminium industry with large, long-life, low-cost assets worldwide. The Enlarged Group’s access to significant bauxite reserves, competitive alumina refining, low cost hydro power, leading smelter technology and a deep and diverse talent pool provides an excellent position to capitalise on the favourable demand fundamentals of the aluminium industry and the geographical profile of the combined businesses will provide an enhanced platform from which to exploit future global growth opportunities.
The combination of two leading and complementary aluminium businesses is a further step in Rio Tinto’s strategy of creating shareholder value through investing in high quality, large scale, low cost and long life assets in attractive sectors. Rio Tinto believes that Alcan, with its proven operating expertise and unique set of competitively positioned aluminium assets and power sources, will be an excellent complement to Rio Tinto’s existing diversified portfolio.
The Acquisition will also enable Rio Tinto Shareholders to benefit from the quality of Alcan’s organisation and asset portfolio, the favourable demand fundamentals of the aluminium sector and the synergies and enhanced development opportunities which the combination of the businesses of Rio Tinto and Alcan will deliver. Rio Tinto intends to retain its focus on mining and metals activities by the divestment of Alcan’s Packaging division, as jointly agreed with Alcan. The Engineered Products division will be retained with a focus on managing the portfolio for optimum value.
Alcan’s technology and hydro assets complement Rio Tinto’s existing energy and climate change strategy, which is to position Rio Tinto for a future in which carbon emissions will be constrained.
The Acquisition will position Rio Tinto to capitalise on the strong demand fundamentals of the aluminium sector. The attractive physical properties of aluminium have ensured its use in a wide range of applications at all stages of economic development, including construction and infrastructure development, transportation, and consumer goods and packaging.
The three key metals associated with the growth and urbanisation of China and India have been steel, copper and aluminium. Rio Tinto already has a leading position in steel through its iron ore business, it has a strong position in copper, and the combination with Alcan strengthens its position in the important third element, aluminium.
The Offer is value enhancing to Rio Tinto Shareholders based on Rio Tinto’s rigorous project evaluation criteria. Rio Tinto expects the Acquisition to be earnings and cash flow accretive to Rio Tinto in the first full year of consolidation.
Rio Tinto anticipates that overall post-tax synergies from the Acquisition are expected to be around US$600 million per year. The risks associated with achieving these synergies are set out in Part II “Risk Factors” of this document. The combination of Rio Tinto’s and Alcan’s existing assets offers attractive opportunities to consolidate ownership and achieve capital and operational efficiencies. This estimate of synergies has not been reported on by an accountant.
The increased overall size of Rio Tinto following the Acquisition will provide the opportunity for a strategic review of all Rio Tinto assets focusing on those which lack the long term competitive position to belong in the Enlarged Group.
Rio Tinto has been an investor in Quebec and Canada for decades and currently has significant business activities in Quebec (including QIT Fer et Titane Inc. and Iron Ore Company of Canada) and the Northwest Territories (Diavik Diamond Mines). In 2006, Rio Tinto employed approximately 4,300 people in Canada, with a significant number located in Quebec.
Rio Tinto is committed to growing the combined Rio Tinto and Alcan presence in Canada, particularly in the Provinces of Quebec and British Columbia. In addition to headquartering the combined Aluminium product group in Montreal, Rio Tinto will maintain the product group’s aluminium smelting technology research and development headquarters in Quebec. This will involve the relocation of Rio Tinto Aluminium’s existing smelting technology unit to Quebec.
In addition, Rio Tinto intends to locate one of its regional shared service hubs in Montreal to support its enlarged asset base and operations in Canada.
In Australia, Rio Tinto already has a strong regional business in bauxite extraction, alumina refining, smelting and project development. It is committed to leveraging those strengths with the corporate global bauxite and alumina business and associated research and development activities of the Enlarged Group to be managed from Queensland. As Rio Tinto’s and Alcan’s assets in Australia are largely complementary, it is expected that the merger and integration will provide opportunities for cost synergies and revenue enhancement as a result of the expansion of Australian output.

Rio Tinto has a significant programme of capacity growth in place following the recent announcement of the expansion at Rio Tinto’s Yarwun alumina refinery, and the ongoing bauxite capacity expansion at Weipa.
Rio Tinto has had operations in France since the 1960s and maintains a research and development facility for its Diamonds and Minerals product group in Toulouse. Rio Tinto recognises Alcan’s extensive presence in France as well as France’s long history of expertise in research and development in aluminium technology. Rio Tinto is committed to building upon Alcan’s research and development capabilities in France, including advanced smelter technology programmes, currently under development by Rio Tinto Aluminium.
Rio Tinto and Alcan share demonstrated common values including a strong commitment to the principles of sustainable development, including the health and safety of employees, excellence in environmental stewardship and positive engagement with local communities. Accordingly, Rio Tinto is committed to creating the Rio Tinto Alcan foundation in Canada which will have an endowment of C$200 million to be built-up over a five year period. It will replace Alcan’s existing practice of donating one per cent. of pre-tax profits to community, educational, cultural and charitable commitments.
3     Financial information on Alcan

For the year ended 31 December 2006, Alcan reported sales and operating revenues of US$23,641 million and income from continuing operations before income tax and other items of US$2,373 million. For the six months ended 30 June 2007, Alcan reported sales and operating revenues of US$13,025 million and income from continuing operations before income tax and other items of US$1,440 million. Alcan had total gross assets as at 30 June 2007 of US$29,575 million. This selected historical financial information has been extracted, without material adjustment, from Part IV “Financial Information on Alcan” of this document. Part IV contains historical financial information on Alcan which has been extracted, without material adjustment, from the consolidated audited financial statements of Alcan for the three years ended 31 December 2006 and its unaudited interim financial statements for the six months ended 30 June 2007, both prepared under US GAAP.
Under IFRS, the consolidated net income of Alcan under Rio Tinto Group IFRS accounting policies amounted to US$1,805 million for the year ended 31 December 2006 and US$1,217 million for the six months ended 30 June 2007. Consolidated shareholders’ equity of Alcan under Rio Tinto Group IFRS accounting policies amounted to US$12,731 million as at 30 June 2007. This selected historical financial information has been extracted, without material adjustment, from Section III of Part IV of this document, which contains the unaudited reconciliation of the consolidated net income and consolidated shareholders’ equity of Alcan for the three years ended 31 December 2006 and the six months ended 30 June 2007 as previously reported by Alcan to a basis consistent in all material respects with the accounting policies of Rio Tinto.

Rio Tinto Shareholders should read the whole of this document and should not rely solely on the key or summarised financial information set out in this Part I of this document.

4     Financial effects of the Acquisition
Completion of the Acquisition will result in a cash outflow of approximately US$38.7 billion. The Acquisition will be financed by additional borrowings of up to US$40 billion. As at the latest published balance sheet date of 30 June 2007, the consolidated net debt of Rio Tinto and Alcan were US$2,862 million and US$5,153 million respectively. The consolidated net assets of Rio Tinto and Alcan at that date were US$21,947 million and US$12,383 million respectively. This selected historical financial information has been extracted, without material adjustment, from the unaudited results for the six months ended 30 June 2007 of Rio Tinto under IFRS and from the unaudited results for the six months ended 30 June 2007 of Alcan under US GAAP.
As the consideration will be financed wholly through borrowings, it is expected that the Acquisition will have no impact on the consolidated net assets of Rio Tinto. After Completion, Rio Tinto will undertake an exercise to fair value the identifiable assets and liabilities acquired. Any purchase consideration in excess of the net fair value of identifiable assets and liabilities will be recognised as goodwill. The Enlarged Group will have strong operational cash flows allowing it to meet its operating and financing requirements. The Acquisition is expected to be earnings and cashflow accretive to Rio Tinto in the first full year. Rio Tinto’s goal is to maintain a single A credit rating after financing the transaction and Rio

Tinto’s commitment to a progressive dividend policy will be maintained. As a result of the transaction, the existing Rio Tinto share buyback programme will be discontinued.

Rio Tinto Shareholders should read the whole of this document and should not rely solely on the key or summarised financial information set out in this Part I of this document.
5     Governance, management and employees

The current Alcan chief executive officer, Richard B. Evans, will become chief executive of the combined aluminium product group, Rio Tinto Alcan, based in Montreal and will report directly to Rio Tinto’s chief executive, Tom Albanese. Furthermore, Rio Tinto will add three new members to its Board: two non-executive members of the Alcan Board and Mr. Evans as chief executive of the combined aluminium product group, Rio Tinto Alcan. The size of Rio Tinto’s Board will therefore increase, following Completion, from 13 to 16. A service contract for Mr. Evans, and letters of appointment for the two new non-executive directors, will be agreed nearer to Completion.
Rio Tinto will also establish a Canada Forum based in Montreal to advise its Board on Canadian political, economic and social issues and appoint an adviser from Alcan’s existing group of non-executive directors to assist in relation to business developments in France.
Alcan employees will benefit from opportunities within the Enlarged Group, including a stronger and more strategically positioned upstream aluminium business. Key positions in Rio Tinto Alcan will be filled by people from both organisations. The combination of the two organisations will afford Alcan and Rio Tinto employee’s unparalleled opportunities to develop their careers.
6     Terms of the Offer

The Acquisition is being effected by means of a tender offer to Alcan Shareholders. The Offeror (a wholly-owned indirect subsidiary of Rio Tinto plc) is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Alcan Common Shares, at a price of US$101 in cash per Alcan Common Share (less any applicable withholding taxes and without interest).
The Offer Consideration represents a premium of 65.5 per cent. over the closing share price of Alcan Common Shares on the NYSE on 4 May 2007 (the last trading day prior to the announcement of an offer by Alcoa Inc. to purchase all of the outstanding Alcan Common Shares, which offer was withdrawn on 12 July 2007), the then all-time high closing share price of Alcan Common Shares on the NYSE, and a 12.7 per cent. premium over the closing price of Alcan Common Shares on the NYSE on 11 July 2007 (the last trading day prior to the announcement of the Offer). The Offer also represents a premium of 32.8 per cent. over the implied value of Alcoa’s offer of US$76.03, based on Alcoa’s closing share price on the day prior to Alcoa’s withdrawal of its offer.
The Offer is conditional upon, amongst other things:

•	there being validly deposited under the Offer and not withdrawn a number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by the Offeror or any of its subsidiaries, constitutes at least 66 2/3 per cent. of the Alcan Common Shares outstanding (calculated on a fully diluted basis);

•	the Offeror having determined, acting reasonably, that Alcan’s Shareholder Rights Plan does not adversely affect the Offer, Rio Tinto plc or any Rio Tinto affiliate, either before or on consummation of the Offer, and the Alcan Board having confirmed, to the extent permitted under the Shareholder Rights Plan, that the Offer is a Permitted Bid under the Shareholder Rights Plan;

•	receipt of certain government and regulatory approvals necessary to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

•	the non-existence or non-occurrence of any change in the business, financial condition or results of operations of Alcan and its subsidiaries taken as a whole which has resulted in a Material Adverse Effect with respect to Alcan; and

•	Rio Tinto Shareholders having approved the Acquisition under the joint electorate procedure.
The Offer and withdrawal rights are currently scheduled to expire at 6.00 p.m., Eastern Time, on 24 September 2007, subject to any extension or withdrawal by the Offeror. However, the Offeror currently intends to extend the Offer beyond 24 September 2007 (see the summary of the Offer in Part III of this document).
The Support Agreement provides for a Rio Tinto Termination Payment of US$1,049 million (less the amount of any non-resident withholding tax) payable by Alcan to Rio Tinto plc in certain circumstances and an Alcan Termination Payment payable by Rio Tinto plc to Alcan in certain other circumstances equal to the lesser of US$1,049 million and one per cent. of the combined market capitalisation of Rio Tinto plc and Rio Tinto Limited (excluding such part of the market capitalisation of Rio Tinto Limited as relates to any Rio Tinto Limited Shares which are held by subsidiaries of Rio Tinto plc) at the date such payment becomes due and payable (less the amount of any non-resident withholding tax). Separately, Rio Tinto plc or Alcan may become liable to pay an Expense Reimbursement Payment of US$200 million to each other respectively in certain circumstances.
The Support Agreement also includes customary terms and conditions for an agreement of this nature, including a non-solicitation provision, the right of notification should Alcan receive a third party proposal and the right to match any proposal which the Alcan Board deems superior to the Offer.
For a more detailed description of the Support Agreement and the Offer, please refer to Part III “Summary of the Support Agreement and Offer” of this document.
7     Regulatory consents and other approvals
The Acquisition is subject to certain conditions that are required to be satisfied prior to Completion, which include the granting of regulatory and other consents and approvals. These include merger control approvals, or expiry or waiver of relevant waiting periods specified in local merger control regimes of the European Union, the United States, Canada and Australia. The principal merger control approvals required are as follows:

•	the Offer having been approved or deemed approved under the EC Merger Regulation (and/or all relevant waiting periods having expired or terminated);

•	any applicable waiting period under the HSR Act having expired or been terminated;

•	(i) the Canadian Commissioner having issued an advance ruling certificate under Section 102 of the Competition Act (Canada) in respect of the purchase of the Alcan Common Shares by the Offeror, or (ii) the waiting period under Part IX of the Competition Act (Canada) having expired or having been waived in accordance with the Competition Act (Canada) and the Canadian Commissioner having advised the Offeror in writing (which advice shall not have been rescinded or amended) of the determination not to make an application under Part VIII of the Competition Act (Canada) in respect of the purchase of the Alcan Common Shares by the Offeror; and

•	the Offer having been informally cleared by the Australian Competition and Consumer Commission under the Trade Practices Act (Australia).
In addition to the above merger control approvals, there may be other merger control approvals required in those jurisdictions in which receipt of relevant approvals, or expiry or waiver of relevant waiting periods as specified under local law are legally necessary to the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction.
Foreign investment clearances are also being sought in a number of jurisdictions. The principal foreign investment approvals are:

•	from the Minister of Industry in Canada that the Acquisition is likely to be of “net benefit to Canada” pursuant to the Investment Canada Act;

•	from the Treasurer of the Commonwealth of Australia pursuant to the Foreign Acquisitions and Takeover Act 1975 (Australia);

•	from the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Act; and

•	from the French Minister of Economy pursuant to the French foreign investment process.
Rio Tinto believes that no material regulatory, competition or anti-trust issues are likely to arise in relation to the Offer and that the Offeror will receive the required regulatory clearances. Moreover, Rio Tinto plc has committed in the Support Agreement to effect the sale or disposition of such assets or businesses as may be required to be divested or take other required action in order for the Offeror to obtain competition clearances.
The Acquisition is also conditional upon the Government of Quebec being satisfied that the requirements of the Continuity Agreement have been met, including that, as a result of the Acquisition, there is no reasonable basis to believe that there will be either a diminishment of Alcan’s commitment to the economy and society of Quebec or a direct or indirect negative impact on the economy and society of Quebec. Rio Tinto has given assurances, evidence and commitments to the Alcan Board and the Government of Quebec that Rio Tinto Alcan will maintain its head office and principal place of business in Quebec together with the same level and quality of commitments as now exist at Alcan and it notified the Government of Quebec accordingly on 12 July 2007. On 7 August, the Government of Quebec announced that it has accepted the conclusions of the Alcan Board with respect to the Acquisition and has confirmed that the Offer respects the terms of the Continuity Agreement.
Rio Tinto expects Completion to take place in the fourth quarter of 2007.

8     Financing the Offer
As detailed below, at announcement of the Offer, Rio Tinto plc and the Offeror had newly committed bank facilities to finance the Offer.
The total amount of funds required by the Offeror to consummate the Offer and any Subsequent Acquisition Transaction (including to pay for Alcan Common Shares issued as a result of exercised Options) is estimated to be approximately US$38.7 billion. Rio Tinto plc, the Offeror and Rio Tinto Finance plc, a subsidiary of Rio Tinto plc, have entered into a facility agreement dated 12 July 2007 (the “Facility Agreement”) with Credit Suisse, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc and Société Générale. The Facility Agreement comprises two term facilities and two revolving facilities (including one swingline facility) up to a total amount of US$40 billion. The funds made available under the Facility Agreement will be used, among other things, to finance or refinance, directly or indirectly the Offer Consideration or other amounts payable in respect of the Offer. For a more detailed description of the Facility Agreement, please refer to the Section 7.1.2 of Part V of this document “Additional Information — Material Contracts relating to the Rio Tinto Group”.

9     Current trading and future prospects
Rio Tinto
On 2 August 2007, Rio Tinto announced results for the six months ended 30 June 2007. The Rio Tinto Group reported record levels of cash flow from operations for the first half of the financial year at US$5,641 million, record underlying EBITDA of US$6,613 million and underlying earnings of US$3,529 million. These results reflected volume growth and the strength of the markets in which Rio Tinto operates.
Demand for Rio Tinto’s products strengthened during the period, supported by a continued positive growth trend in the global economy and favourable demand conditions in China in particular. The mining industry’s ability to meet demand continues to be constrained by a scarcity of critical mining inputs and, in some cases, a lack of infrastructure and quality orebodies. Against this background, the Rio Tinto Group’s operations are performing well, although continuing industry-wide cost pressures are impacting on the Rio Tinto Group’s margins and the Rio Tinto Group will remain focused on this area going forward.
Current trading of the Rio Tinto Group continues to be in line with management’s expectations and there has been no significant change in the Rio Tinto Group’s financial position or in its trading since 30 June 2007.
Going forward, as well as aiming to complete the Acquisition in the fourth quarter of 2007, the Rio Tinto Group will be undertaking a strategic review to determine which of its businesses have the long-term competitive position to be part of the Enlarged Group. The Rio Tinto Group will also continue to develop its industry leading pipeline of organic growth opportunities, with in excess of US$9 billion of committed projects across the Rio Tinto Group’s portfolio and further significant projects under consideration.
Alcan
Alcan announced its results for the quarter ended 30 June 2007 on 31 July 2007. Alcan reported income from continuing operations of US$1.18 per common share compared to US$1.21 in the equivalent period in 2006 and operating earnings of US$1.62 per common share compared to US$1.48 in the equivalent period in 2006. These operating earnings were the second highest quarterly operating earnings in Alcan’s history. In addition, for the first six months ended 30 June 2007, Alcan generated cashflow from continuing operations of US$1,320 million compared to US$1,133 million in the same period in 2006 and reduced debt as a percentage of invested capital to 30 per cent.
At the aluminium industry level, extremely strong Chinese demand growth is expected to underpin ongoing favourable conditions in the aluminium market. Alcan expects its financial results to reflect not only these favourable industry conditions, but also Alcan’s very strong competitive position in the aluminium market.
Current trading of the Alcan Group continues to be in line with management’s expectations and there has been no significant change in the Alcan Group’s financial position or in its trading since 30 June 2007.
Prospects of the Enlarged Group
Rio Tinto believes that the Acquisition will provide significant opportunities for the Enlarged Group to capitalise on the favourable demand fundamentals of the aluminium industry and the strong portfolio of growth projects that the Enlarged Group will have. Accordingly, Rio Tinto has a high level of confidence in the trading prospects of the Enlarged Group for the current financial year.
10     Extraordinary General Meeting of Rio Tinto Limited

Completion of the Acquisition is conditional, amongst other things, on Rio Tinto Shareholders’ approval being obtained at the Extraordinary General Meeting of Rio Tinto plc and at the Extraordinary General Meeting of Rio Tinto Limited. The resolution to approve the Acquisition and increased borrowings is being put to the Rio Tinto Shareholders under the joint electorate procedure as an ordinary resolution. Under the Articles, there is a limit on the borrowings that the Directors of Rio Tinto plc may, without the sanction of an ordinary resolution, permit to be borrowed by the Rio Tinto Group. This limit, excluding intra-group debt, is set at one and a half times “Unified Group Share Capital and Reserves” (as defined in the Articles). In connection with the Acquisition, Rio Tinto Shareholders are being asked to approve the increased borrowings and to sanction the aggregate amount of all moneys borrowed exceeding the limit set out in the Articles, provided that such aggregate amount shall not exceed US$60 billion. The Directors have determined that this increase in borrowings is of sufficient importance to all Rio Tinto Shareholders that it should be dealt with under the joint electorate procedure as part of the approval of the Acquisition.
The approval of Rio Tinto Shareholders will be sought at an Extraordinary General Meeting of Rio Tinto plc to be held at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom on 14 September 2007 at 2.00 p.m. and at an Extraordinary General Meeting of Rio Tinto Limited to be held at the Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria, 3000, Australia on 28 September 2007 at 12.00 p.m. You will find set out at the end of, and enclosed with, this document, a notice convening the Extraordinary General Meeting of Rio Tinto Limited at which the Resolution will be proposed.
11     Action to be taken

You will find enclosed a Proxy Form for use at the Extraordinary General Meeting of Rio Tinto Limited. Whether or not you intend to be present at the Extraordinary General Meeting of Rio Tinto Limited, you are requested to complete the Proxy Form and return it as soon as possible and in any case so as to be received by Computershare Investor Services Pty Limited or the registered office of Rio Tinto Limited by 12.00 p.m. Australian Eastern Standard Time on 26 September 2007. The lodging of a Proxy Form will not prevent you from attending the meeting and voting in person if you wish.
If you have any questions relating to this document, please telephone our shareholder helpline on 1300 137 039 (or if you are calling from outside Australia, on +61 3 9415 4612) between 9.00 a.m. and 5.30 p.m. (Melbourne time) Monday to Friday.
12     Further information
Your attention is drawn to the further information contained in Parts II to V of this document and in particular, to the Risk Factors in Part II.

13     Recommendation
The Board of Rio Tinto plc has received financial advice from Deutsche Bank AG and CIBC World Markets Inc. in relation to the Acquisition. In providing their financial advice to the Board, Deutsche Bank AG and CIBC World Markets Inc. have relied on the Board’s commercial assessment of the Acquisition.

The Board of Rio Tinto considers the Resolution to be in the best interests of Rio Tinto Shareholders as a whole. Accordingly, the Board unanimously recommends that Rio Tinto Shareholders vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial holdings amounting in aggregate to 111,302 and 2,984 Rio Tinto plc Shares and Rio Tinto Limited Shares respectively.

PART II
RISK FACTORS

Prior to making any decision to vote in favour of the proposed Resolution at the Extraordinary General Meeting of Rio Tinto Limited, investors should carefully consider, together with all other information contained in this document, the specific factors and risks described below. The Directors consider the following risks, which are not set out in any order of priority, to be the known material risks to existing Rio Tinto Shareholders. There may be other risks of which the Directors are not aware or which the Directors currently deem immaterial which may be connected to the Acquisition and/or have an adverse effect on the Enlarged Group’s business, financial condition, results or future prospects.
Risks Related to Rio Tinto or Alcan, and following Completion, the Enlarged Group
Economic conditions
Commodity prices, and demand for Rio Tinto’s products, are influenced strongly by world economic growth, particularly that in the US and Asia. Rio Tinto’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on Rio Tinto’s asset values, revenues, earnings and cash flows.
The strong underlying economic conditions and commodity prices have led to a rapid growth in demand for technical skills in mining, metallurgy and geological sciences, and for materials and supplies related to the mining industry, causing skills and materials shortages. The retention of skilled employees, the recruitment of new staff and the purchasing of materials and supplies may lead to increased costs, interruptions to existing operations and to delays in new projects.
Exchange rates
Rio Tinto’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of Rio Tinto’s sales and areas of operation. The majority of Rio Tinto’s sales are denominated in US dollars. The Australian, US, and following the Acquisition, Canadian dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on Rio Tinto’s asset values, costs, earnings and cash flows.
Exploration and new projects
Rio Tinto seeks to identify new mining properties through an active exploration programme. There is no guarantee, however, that such expenditure will be recouped or that existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on Rio Tinto’s financial results and prospects. In particular, Rio Tinto has commenced or recommenced exploration for new projects in a number of new countries which may increase risks around land and resource tenure.
Rio Tinto develops new mining properties and expands its existing operations as a means of generating shareholder value. Increasing regulatory, environmental and social approvals are, however, required which can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect the economics of a project and, consequently, Rio Tinto’s asset values, costs, earnings and cash flows.
Ore reserve estimates
There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation but may change significantly when new information becomes available.
Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.
Political and community
Rio Tinto has operations in jurisdictions having varying degrees of political and commercial instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions. Commercial instability caused by bribery and corruption in their various guises can lead to similar consequences. Any of these can have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.
Some of Rio Tinto’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it may have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect Rio Tinto’s ability to enter into new operations in the country.
Technology
Rio Tinto has invested in and implemented information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs and benefits from these initiatives and the consequent effects on Rio Tinto’s future earnings and financial results may vary widely from present expectations.
Land and resource tenure
Rio Tinto operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt relevant mining projects and/or impede Rio Tinto’s ability to develop new mining properties.
Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.
Mining operations
Mining operations are vulnerable to a number of circumstances beyond Rio Tinto’s control, including natural disasters, unexpected geological variations and industrial actions. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on key inputs, for example fuel and electricity. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on Rio Tinto’s asset values, costs, earnings and cash flows.
Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated and provided for based on the most current information available. Estimates may, however, be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect Rio Tinto’s asset values, earnings and cash flows.
Non-managed projects and operations
Where projects and operations are controlled and managed by Rio Tinto’s partners, Rio Tinto may provide expertise and advice, but it cannot guarantee compliance with its standards and objectives. Improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed projects and operations but could also, by association, harm Rio Tinto’s other operations and future access to new assets.
Risks Related to the Acquisition
Conditions to the Acquisition
The Acquisition is subject to a number of conditions precedent, in particular, approvals from relevant regulators and the approval of Rio Tinto Shareholders. There is a risk that these approvals may not be received and that the Acquisition may not complete or that approvals are granted but on terms that are different from those anticipated. In particular, Rio Tinto has committed in the Support Agreement to effect the sale or disposition of such assets or businesses as may be required to be divested or take other required action in order for the Offeror to obtain competition clearances and there can be no assurance that any such sale of assets or businesses in which Rio may be required to engage will be made on terms that are favourable to Rio Tinto.
Integration risks
The Acquisition is being made with the expectation that its successful Completion will result in increased earnings and cost savings for the Enlarged Group. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the Enlarged Group. These anticipated benefits will depend in part on whether Rio Tinto’s and Alcan’s operations can be integrated in an efficient and effective manner, and whether the expected bases or sources of synergies in fact do produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Enlarged Group have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, difficulties in achieving an optimal tax structure, unanticipated costs, and the loss of key employees. In addition, management’s resources may be diverted away from core business activities due to personnel being required to assist in the integration process. While Rio Tinto believes its expectations regarding the achievement of synergies and other benefits of the Acquisition are reasonable, there can be no assurance that the integration of the two companies’ operations, management and cultures will be timely or effectively accomplished or, ultimately, will be successful in increasing earnings and reducing costs. If Rio Tinto fails to realise the anticipated benefits of the Acquisition, Rio Tinto’s costs, earnings and cash flows may be adversely affected.
Post-transaction indebtedness
The indebtedness of the Enlarged Group may be increased by up to US$40 billion by reason of drawings to be made under the Facility Agreement to finance the Offer and Rio Tinto will, following Completion, seek to reduce its total indebtedness. Among other things, the Enlarged Group will conduct a strategic review of its assets and Rio Tinto expects that the Enlarged Group will explore and conduct the selected divestment of assets, including Alcan’s packaging division. Such divestments may not be consummated, or may not be consummated within the time periods anticipated, due to market conditions or the absence of interested purchasers. In addition, the proceeds received in connection with any such divestments which are consummated may be less than anticipated. Any delay in reducing indebtedness may adversely affect the Enlarged Group’s credit rating and may result in its borrowing costs being higher than expected.
Change of control provisions in Alcan’s agreements triggered in connection with the Acquisition may lead to adverse consequences
Alcan may be a party to agreements that contain change of control or similar provisions that may be triggered in connection with the Acquisition. The operation of these change of control or similar provisions, if triggered, could result in unanticipated expenses or adversely affect Alcan’s and/or the Enlarged Group’s results of operations and financial condition although the impact of any such change of control provision is not expected to have a material effect on the Enlarged Group.
Energy costs and supply
Alcan consumes substantial amounts of energy in its operations. Although Rio Tinto would generally expect Alcan to meet the energy requirements for its aluminium smelters and alumina refineries from internal sources or from long-term contracts, the following factors could materially adversely affect Alcan’s energy position: the unavailability of hydroelectric power due to droughts; significant increases in the costs of supplied electricity or other energy; interruptions in energy supply due to equipment failure or other causes; or the inability to extend contracts for the supply of energy on economical terms upon expiration. Alcan obtains significant amounts of electricity and other energy under contracts that Alcan may not be able to renew or replace on comparable terms following their expiry.

PART III
SUMMARY OF THE SUPPORT AGREEMENT AND THE OFFER
1      The Support Agreement

The Support Agreement sets out the conditions to Completion. It also contains a non-solicit provision, a right of notification to Rio Tinto plc and the Offeror should Alcan receive a third party proposal, an opportunity for Rio Tinto plc or the Offeror to match any proposal which the Alcan Board deems superior, certain termination rights, break fees or expense reimbursement fees payable by either Rio Tinto plc or Alcan under certain circumstances, mutual representations and warranties and various covenants, including certain limitations on the operation of the business of Alcan in the period prior to the earlier of the Effective Time and the termination of the Support Agreement.
Subject to the terms and conditions of the Support Agreement, Rio Tinto plc has agreed to cause the Offeror to make, and the Offeror has agreed to make, the Offer and Alcan has agreed to support the Offer and not to solicit Acquisition Proposals for Alcan. Alcan will, as a result of the Acquisition, become a wholly-owned subsidiary in the Rio Tinto Group.
The following is a summary of the principal terms of the Support Agreement.

1.1	Principal Conditions
The Acquisition is subject to the fulfilment of several customary conditions, including receipt of the approval of Rio Tinto Shareholders, receipt of anti-trust approvals, consents and clearances including from the European Commission and in the United States, Canada and Australia and receipt of foreign investment approvals in Canada, Australia, the US and France.

1.2	Support of the Offer by Alcan
Alcan has advised the Offeror and Rio Tinto plc that the Alcan Board, upon consultation with its financial and legal advisers and following receipt of a recommendation of the Strategic Committee and of the ad hoc Canada and Quebec Committees of the Alcan Board established pursuant to the Continuity Agreement, has unanimously determined that the Offer is fair from a financial point of view to all Alcan Shareholders and that the Offer is in the best interests of Alcan and Alcan Shareholders and, accordingly, has unanimously approved the entering into of the Support Agreement and the making of a recommendation that Alcan Shareholders accept the Offer.

1.3	Shareholder Rights Plan
The Alcan Board has unanimously determined that the Offer constitutes a Permitted Bid under the Shareholder Rights Plan. Alcan has also covenanted and agreed that (i) it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior proposal and Rio Tinto’s “opportunity to match” under the Support Agreement has expired and (ii) it will not amend the Shareholder Rights Plan or authorise, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor.
Alcan has agreed to take all further action necessary to the extent permitted to be effected by the Alcan Board under and subject to the terms of the Shareholder Rights Plan: (i) in order to ensure that the Separation Time (as defined in the Shareholder Rights Plan) does not occur in connection with the transactions contemplated under the Support Agreement; (ii) otherwise to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the transactions contemplated under the Support Agreement; and (iii) in order to ensure that upon take-up of the Alcan Common Shares by the Offeror under the Offer, all rights under the Shareholder Rights Plan cease to be exercisable and are redeemed at the redemption price as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all rights become null and void.

1.4	Board Representation
Promptly upon the time that at least a majority of the then outstanding Alcan Common Shares (calculated on a fully-diluted basis) are purchased by the Offeror and from time to time thereafter, the Offeror will be entitled to appoint such number of individuals to the Alcan Board and any committees thereof, as is proportionate to the percentage of the outstanding Alcan Common Shares owned from time to time by the Offeror (the “Offeror Percentage”). Alcan will co-

operate fully with the Offeror, subject to all applicable laws, to enable the Offeror’s designees to be elected or appointed and to constitute the Offeror Percentage including, at the request of the Offeror, using its reasonable best efforts to increase the size of the Alcan Board and to secure the resignations of such Alcan Directors as the Offeror may request.

1.5	No Solicitation Covenant
Alcan has agreed that, except as otherwise provided in the Support Agreement, it shall not, directly or indirectly, through any officer, director, employee, representative (including financial or other advisers) or agent:

•	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Alcan or any subsidiary of Alcan, including any material joint ventures or material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal;

•	engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal provided that, for greater certainty, Alcan may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Alcan Board has so determined;

•	withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Rio Tinto plc or the Offeror, the approval or recommendation of the Alcan Board of the Support Agreement or the Offer or recommend an Acquisition Proposal;

•	approve or recommend, or propose publicly to approve or recommend, or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect of an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered a violation of the non-solicitation provisions of the Support Agreement unless such position has not been withdrawn by or before the end of such 15 calendar day period); or

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

Alcan has agreed to cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any person by Alcan or any subsidiary of Alcan with respect to any Acquisition Proposal, whether or not initiated by Alcan, and, in connection therewith, Alcan will discontinue access to any data rooms previously provided to any such person and will request the return or destruction of all information regarding Alcan and its subsidiaries previously provided to any person, including all material including or incorporating or otherwise reflecting any such information.

Alcan has agreed not to terminate, waive, amend or modify any provision of an existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

Alcan has agreed to promptly (and in any event within 24 hours) notify Rio Tinto plc and the Offeror of any proposal, inquiry, offer, expression of interest (or any material amendment to it) or request relating to any actual or potential Acquisition Proposal, an Acquisition Proposal, any request for discussions or negotiations, any request for representation on the Alcan Board and any request for non-public information relating to Alcan or any subsidiary of Alcan or any material joint venture received by Alcan’s directors, officers, representatives or agents, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer (including any amendment to it) or request. Alcan has agreed, at the reasonable request of Rio Tinto plc or the Offeror, to inform Rio Tinto plc or the Offeror as to the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing.

1.6	Ability of Alcan to Accept a Superior Proposal

Notwithstanding Alcan’s obligations under the provisions summarised above and any other provision of the Support Agreement, the Alcan Board shall be permitted to: (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Rio Tinto plc or the Offeror the approval or recommendation of the Offer and (ii) engage in discussions or negotiations with, or provide information to, any person or governmental or regulatory authority and otherwise co-operate with and assist the person making such Acquisition Proposal in response to an Acquisition Proposal by any such person, if and only to the extent that:

•	it has received a bona fide written Acquisition Proposal from such person and the Alcan Board reasonably determines, after consultation with its outside legal and financial advisers, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to a Superior Proposal;

•	in the case of paragraph (i) above, Alcan shall have complied with all other requirements relating to the Offeror’s “opportunity to match” provision under the Support Agreement;

•	the Alcan Board, after consultation with its outside legal advisers, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable laws;

•	in the case of paragraph (ii) above, prior to providing any information or data to such person or governmental or regulatory authority in connection with such Acquisition Proposal, the Alcan Board receives from such person an executed confidentiality agreement that contains provisions that are not less favourable to Alcan than those contained in the confidentiality agreement entered into between Rio Tinto plc and Alcan, except that such agreement need not contain any standstill restriction; and provided further that Alcan sends a copy of any such confidentiality agreement to Rio Tinto plc or the Offeror promptly upon its execution and that Rio Tinto plc or the Offeror are provided promptly with a list of, or in the case of information that was not previously made available to Rio Tinto plc or the Offeror, copies of, any material information provided to such person; and

•	in the case of paragraph (ii) above, prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an Acquisition Proposal, Alcan has complied with its notification obligations with respect to Acquisition Proposals set out in the Support Agreement.

Alcan has agreed not to accept, approve or recommend, nor enter into any agreement relating to, an Acquisition Proposal (other than a confidentiality agreement contemplated by the previous paragraph) unless:

•	the Acquisition Proposal constitutes a Superior Proposal;

•	Alcan has complied in all material respects with its notification obligations with respect to competing Acquisition Proposals and provided Rio Tinto plc an opportunity to match the Superior Proposal in accordance with the Support Agreement;

•	Alcan has provided Rio Tinto plc and the Offeror with notice in writing that there is a Superior Proposal together with a copy thereof and all documentation related to and detailing the Superior Proposal at least five business days prior to the date on which the Alcan Board proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

•	Alcan causes its financial and legal advisers to negotiate in good faith with Rio Tinto plc and the Offeror during such five business day period to allow Rio Tinto plc and the Offeror to make such improvements in the terms and conditions of the Offer so that such Acquisition Proposal ceases to constitute a Superior Proposal;

•	five business days shall have elapsed from the later of the date (the “Notice Date”) Rio Tinto plc or the Offeror received notice of Alcan’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Rio Tinto plc or the Offeror received a copy of the written proposal in respect of the Acquisition Proposal and, if Rio Tinto plc or the Offeror has proposed to amend the terms of the Offer, the Alcan Board (after consultation with its financial and legal advisers)

shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Rio Tinto plc or the Offeror; and

•	Alcan concurrently terminates the Support Agreement and pays to Rio Tinto plc the Rio Tinto Termination Payment.

1.7	Opportunity to Match

Under the Support Agreement, Alcan has agreed that, during the five business day period referred to above or such longer period as Alcan may approve for such purpose, Rio Tinto plc or the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Alcan Board will review any proposal by Rio Tinto plc or the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the proposal of Rio Tinto plc or the Offeror to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

1.8	Reaffirmation of Recommendation by the Alcan Board

The Alcan Board has agreed to promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Alcan Board determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal and the Offeror has so amended the terms of the Offer.

1.9	Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90 per cent. of the outstanding Alcan Common Shares as at the expiration of the Offer, including any extension thereof, excluding Alcan Common Shares held by or on behalf of the Offeror or an “associate” or “affiliate” (as those terms are defined in the CBCA) of the Offeror at the date of the Offer, the Offeror has agreed, to the extent possible, to acquire the remaining Alcan Common Shares from those Alcan Shareholders who have not accepted the Offer pursuant to section 206 of the CBCA. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has agreed to use its commercially reasonably efforts to pursue other means of acquiring the remaining Alcan Common Shares not tendered to the Offer, provided that the consideration per Alcan Common Share offered in connection with such other means of acquiring such Alcan Common Shares shall be at least equivalent in value to the Offer Consideration.

If the Offeror takes up and pays for Alcan Common Shares under the Offer representing at least a simple majority of the outstanding Alcan Common Shares (calculated on a fully-diluted basis as at the expiration of the Offer, including any extension thereof), the Offeror will use reasonable efforts, with Alcan’s assistance, in order to acquire sufficient Alcan Common Shares to successfully complete an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganisation or other transaction and, for greater certainty, when the Offeror has acquired sufficient Alcan Common Shares to do so, it shall complete a Subsequent Acquisition Transaction to acquire the remaining Alcan Common Shares, provided that the consideration per Alcan Common Share offered in connection with the Subsequent Acquisition Transaction shall be not less than the Offer Consideration.

1.10	Pre-Acquisition Reorganisation

Alcan and the Offeror have agreed to co-operate to identify opportunities to maximise tax efficiencies which may be available in connection with the transactions contemplated under the Offer. If the Offeror and Alcan identify such opportunities by 30 September 2007, they will determine the manner in which they may most effectively be undertaken, including by way of reorganisations of Alcan’s business, operations and assets and Alcan will use all commercially reasonable efforts to implement such reorganisations, with effect prior to the take-up of Alcan Common Shares by the Offeror pursuant to the Offer. Alcan shall have no obligation to plan for or implement such reorganisation unless certain conditions have been met, including that Alcan, its subsidiaries and their respective officers, directors, employees, agents, advisers and representatives shall have received an indemnity from the Offeror from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such reorganisation.

1.11	Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of the Offeror, Rio Tinto plc and Alcan;

•	by Rio Tinto plc if: (i) the minimum number of Alcan Common Shares required to be deposited under the Offer shall not be satisfied at the expiration of the Offer, including any extension thereof; or (ii) any other condition of the Offer shall not be satisfied or waived at the expiration of the Offer, including any extension thereof and the Offeror shall not elect to waive such condition;

•	by Rio Tinto plc or Alcan, if the Offeror does not take up and pay for the Alcan Common Shares deposited under the Offer by a date that is six months following the date of mailing of the Offer, provided that the right to terminate the Support Agreement shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations thereunder required to be performed by it, shall have resulted in a condition of the Offer not having been satisfied prior to that date; provided, however, that if the Offeror’s take up and payment for Alcan Common Shares deposited under the Offer is delayed by an injunction or order made by a governmental entity of competent jurisdiction, or the Offeror not having obtained any waiver, consent or approval of any governmental entity necessary to permit the Offeror to take up and pay for Alcan Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Alcan until the tenth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained or six months from the date of mailing of the Offer, whichever occurs first;

•	by Rio Tinto plc or Alcan, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated under the Support Agreement (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable), which order, decree or ruling is final and non-appealable;

•	by Rio Tinto plc, if: (i) Alcan is in material default under any covenant or obligation under the Support Agreement; or (ii) any representation or warranty made by Alcan under the Support Agreement shall have been on 12 July 2007 untrue or incorrect or, shall have become untrue or incorrect in any material respect at any time prior to the expiration of the Offer, including any extension thereof, except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Alcan and would not materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, reasonably be expected to have a Material Adverse Effect on Rio Tinto plc, provided that such default or inaccuracy in (i) or (ii) is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the expiration of the Offer, including any extension thereof;

•	by Rio Tinto plc or Alcan if Rio Tinto Shareholders shall not have approved the Acquisition of the Alcan Common Shares pursuant to the Offer at the Extraordinary General Meeting of Rio Tinto plc and the Extraordinary General Meeting of Rio Tinto Limited;

•	by Alcan if the Extraordinary General Meeting of Rio Tinto plc and the Extraordinary General Meeting of Rio Tinto Limited shall not have occurred by the date that is nine weeks after the delivery by Alcan of information relating to Alcan required for the purposes of preparing this document;

•	by Alcan, if any representation or warranty of Rio Tinto plc or the Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the expiration of the Offer, including any extension thereof and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the expiration of the Offer, including any extension thereof;

•	by Alcan, if Rio Tinto plc or the Offeror is in material default of any covenant or obligation under the Support Agreement and such default is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the expiration of the Offer, including any extension thereof;

•	by Rio Tinto plc, if the Alcan Board; (i) fails to publicly reaffirm its approval of the Offer as required under the Support Agreement; (ii) withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Rio Tinto plc or the Offeror; or (iii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal;

•	by Alcan, if the board of directors of Rio Tinto plc or Rio Tinto Limited shall have effected a Change in Rio Tinto Recommendation or if, following 12 July 2007 and prior to the termination of the Support Agreement, a transaction is announced which, if consummated, would result in a change of control of Rio Tinto plc and the Rio Tinto Shareholders do not approve the Acquisition of the Alcan Common Shares pursuant to the Offer at the Extraordinary General Meeting of Rio Tinto plc and the Extraordinary General Meeting of Rio Tinto Limited; and

•	by Alcan, if Alcan proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that Alcan has previously, or concurrently will have paid to, Rio Tinto plc the Rio Tinto Termination Payment and further provided that Alcan has not breached in a material respect any of its covenants, agreements or obligations in the Support Agreement.

1.12	Termination Payments

Rio Tinto plc is entitled to the Rio Tinto Termination Payment if the Support Agreement is terminated upon the occurrence of one of the following events provided that, in each case, neither Rio Tinto plc nor the Offeror is in default in the performance of its obligations under the Support Agreement to a degree that is of material significance to Alcan:

•	the Alcan Board (i) fails to publicly reaffirm its approval of the Offer as required under the Support Agreement; (ii) withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Rio Tinto plc or the Offeror; or (iii) recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal;

•	Alcan proposes to enter into a definitive agreement with respect to a Superior Proposal; or

•	(i) the minimum number of Alcan Common Shares required to be deposited shall not be satisfied at the expiration of the Offer, including any extension thereof or (ii) the Offeror does not take up and pay for the Alcan Common Shares deposited under the Offer by a date that is six months following the date of mailing of the Offer, in each case if following 12 July 2007 and prior to the termination of the Support Agreement, a competing Acquisition Proposal is made and within 12 months following the termination of the Support Agreement, an Acquisition Proposal is consummated.

Alcan is entitled to the Alcan Termination Payment if the Support Agreement is terminated upon the occurrence of one of the following events provided that, in each case, Alcan is not in default in the performance of its obligations under the Support Agreement to a degree that is of material significance to Rio Tinto plc or the Offeror:

•	the board of directors of Rio Tinto plc or Rio Tinto Limited shall have effected a Change in Rio Tinto Recommendation;

•	Rio Tinto Shareholders shall not have approved the Acquisition of the Alcan Common Shares pursuant to the Offer at the Extraordinary General Meeting of Rio Tinto plc and the

Extraordinary General Meeting of Rio Tinto Limited after a transaction is announced which, if consummated, would result in a change of control of Rio Tinto plc; or

•	the Extraordinary General Meeting of Rio Tinto plc and the Extraordinary General Meeting of Rio Tinto Limited shall not have occurred by the date that is nine weeks after the delivery by Alcan of information relating to Alcan required for the purposes of preparing this document.

1.13	Expense Reimbursement

Unless Rio Tinto plc has been paid a Rio Tinto Termination Payment, Rio Tinto plc will be entitled to an Expense Reimbursement Payment if the minimum number of Alcan Common Shares required to be deposited is not satisfied at the Expiry Time of the Offer.

Unless Alcan has been paid an Alcan Termination Payment, Alcan will be entitled to an Expense Reimbursement Payment if Rio Tinto Shareholders have not approved the Acquisition at the Extraordinary General Meeting of Rio Tinto plc and the Extraordinary General Meeting of Rio Tinto Limited, or if the Extraordinary General Meeting of Rio Tinto plc or the Extraordinary General Meeting of Rio Tinto Limited has not occurred by the date that is nine weeks after the delivery by Alcan of information relating to Alcan required for the purposes of preparing this document.

1.14	Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror, Rio Tinto plc and Alcan relating to, among other things, corporate status and the corporate authorisation and enforceability of, and board approval of, the Support Agreement and the Offer.

Alcan has represented and warranted to Rio Tinto plc and the Offeror that the Alcan Board has analysed the information, undertakings and commitments provided by Rio Tinto plc (including the grounds on which the requirements of Paragraph 3 of the Continuity Agreement may be considered to be met), has reviewed the recommendation of its ad hoc Canada Committee and of its ad hoc Quebec Committee, and has unanimously determined that Rio Tinto plc has demonstrated to the satisfaction of the Alcan Board that, following or as a result of the transactions contemplated under the Offer, there is no reasonable basis to believe that (i) the positive commitment of Alcan to the economic health and economic and social prospects of Quebec would be diminished or put at risk in any material respect or (ii) there will be a direct or indirect net negative impact to the health and prospects of the economy or society of Quebec and that, in relation to the Offer, the requirements of Paragraph 3 of the Continuity Agreement have been fully met.

The representations and warranties of Alcan also address various matters relating to the business, operations and properties of Alcan and its subsidiaries, including: capitalisation; fair presentation of financial statements; absence of any Material Adverse Effect of Alcan and certain other changes or events since the date of the last audited financial statements; accuracy of reports required to be filed with applicable securities regulatory authorities and internal control over financial reporting. In addition, the Offeror and Rio Tinto plc have represented that they have made adequate arrangements to ensure that the required funds are available to effect payment in full of the Offer Consideration for all of the Alcan Common Shares to be acquired pursuant to the Offer.

1.15	Conduct of Business

Except for certain permitted actions specified in the Support Agreement or set out in the disclosure letter in connection therewith, Alcan has agreed that, prior to the earlier of (i) the Effective Time and (ii) the termination of the Support Agreement, Alcan will carry on its business (which includes the business of its subsidiaries) in the ordinary course in a manner consistent in all material respects with prior practice and will use commercially reasonable efforts to preserve intact its present business organisation, to keep available the services of its officers and employees as a group and to preserve its existing relations and goodwill with suppliers, distributors, employees and others having business relationships with them. Among other restrictions but subject to certain exceptions, Alcan has agreed not to acquire or sell any business or capital assets in the upstream business having a value in excess of US$50 million in the aggregate per quarter or in the downstream business, having a value in excess of US$100 million in the aggregate.

Rio Tinto plc has covenanted and agreed that prior to the earlier of the Effective Time and the termination of the Support Agreement, except with the prior written consent of Alcan or as otherwise expressly contemplated or permitted by the Support Agreement, Rio Tinto plc and its subsidiaries (including the Offeror) shall carry on business in the ordinary course and not enter into any transaction that would reasonably be expected to materially interfere with, or be materially inconsistent with, the successful Completion of the Acquisition of Alcan Common Shares by the Offeror pursuant to the Offer or the successful completion of a Subsequent Acquisition Transaction, including any transaction that would be a Class 1 transaction for Rio Tinto plc or which would render, or which might reasonably be expected to render, untrue or inaccurate in any material respect any of Rio Tinto plc, Rio Tinto Limited or the Offeror’s representations and warranties set forth in the Support Agreement and shall not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by the foregoing.

Rio Tinto plc and Alcan have formed a “Conduct of Business Committee” comprised of two representatives of each of Alcan and Rio Tinto plc for the purpose of addressing any request for prior consent of Rio Tinto required under terms restricting Alcan’s conduct of business set out in the Support Agreement.

1.16	Rio Tinto Shareholder Approval

Rio Tinto has agreed to convene and hold the Extraordinary General Meeting of Rio Tinto plc and Extraordinary General Meeting of Rio Tinto Limited under the Support Agreement in order to obtain approval of the Resolution.

Rio Tinto plc has also agreed that its Board will not withdraw, modify or qualify (or publicly propose to or publicly state that they intend to withdraw, modify or qualify) in any manner adverse to Alcan its recommendation to Rio Tinto Shareholders to vote in favour of the Resolution and will, after the announcement of any transaction which, if consummated, would result in a change of control of Rio Tinto plc, promptly re-affirm its recommendation, except if, in the good faith judgment of the Board, after consultation with its legal advisers, failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable law.

Rio Tinto plc has also agreed to procure that the Board will take all reasonable action to solicit the Rio Tinto Shareholders’ approval of the Acquisition provided that no Change in Rio Tinto Recommendation has been made.

1.17	Other Covenants

Subject to the terms and conditions of the Support Agreement, each of Alcan, Rio Tinto plc and the Offeror has agreed to a number of mutual covenants, including to co-operate in good faith and use all reasonable efforts to take all action and do all things necessary, proper or advisable: (i) to consummate and make effective as promptly as is practicable the Offer; (ii) for the discharge of its respective obligations under the Offer and the Support Agreement, including its obligations under applicable securities laws; and (iii) to obtain all necessary waivers, consents, rulings, orders and approvals and to effect all necessary registrations and filings, including filings under applicable laws and submissions of information requested by governmental entities in connection with the Offer, including in each case the execution and delivery of documents reasonably required by the other party. In addition, upon reasonable notice and subject to the confidentiality agreement entered into between Rio Tinto plc and Alcan, Alcan has agreed to provide Rio Tinto plc and the Offeror and their representatives with reasonable access during normal business hours to all books, records, information and other materials in its possession and access to the personnel of Alcan and its subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Alcan and its subsidiaries in order to allow Rio Tinto plc and the Offeror, for strategic planning and integration, for the structuring of any reorganisation, for purposes of applying for the competition clearances, other regulatory clearances and the foreign investment review clearances, for the preparation of this document and for any other reasons reasonably relating to the contemplated combination of Rio Tinto and Alcan.

1.18	Alcan Officers and Directors

Rio Tinto plc has agreed that for the period from the Effective Time until seven years thereafter, Rio Tinto plc will cause Alcan or any successor to Alcan to maintain Alcan’s current directors’ and officers’ insurance policies or policies reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Alcan than those contained in the policy in effect on 12 July 2007, for all present and former directors of Alcan and the subsidiaries of Alcan, covering claims made prior to or within seven years after the Effective Time. Alternatively, at the discretion of Rio Tinto plc, Rio Tinto plc may cause Alcan to purchase as an extension to Alcan’s current insurance policies, pre-paid, non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms no less advantageous to those contained in Alcan’s current insurance policies.

From and after the Effective Time, Rio Tinto plc shall cause Alcan to indemnify the current and former directors and officers of Alcan and the subsidiaries of Alcan to the fullest extent to which Alcan is permitted to indemnify such officers and directors under applicable law.

1.19	Outstanding Options

Alcan has agreed in the Support Agreement, subject to the receipt of all required regulatory approvals, to take steps to permit holders of Options, whether currently exercisable or not, to exercise all such Options for the underlying Alcan Common Shares (and solely for the purpose of tending such Alcan Common Shares under the Offer) on a cashless basis, which exercise shall be conditional upon the Offeror taking up the Alcan Common Shares deposited under the Offer.

If a holder of Options does not exercise such Options, or, in the case of the Pechiney Options, such Pechiney Options are not according to those terms otherwise exercisable, such Options will be redeemed and cancelled conditional upon, and effective immediately before, the Offeror taking up the Alcan Common Shares deposited under the Offer and the holder of such Options will receive (i) where the Offer Consideration (or, in the case of Pechiney Options, such amount multiplied by the number of Alcan Common Shares to be issued on an exchange of each share issued under the Pechiney Options as determined under the terms of the Liquidity Agreement entered into by holders of Pechiney Options) exceeds the exercise price per Alcan Common Share under the Options or the exercise price per share of Pechiney under the Pechiney Options, a cash payment equal to the amount of such excess (less any applicable taxes), and (ii) otherwise, no consideration.
2      The Offer
The following summary of the principal terms of the Offer, and the other information in this document in respect of the Offer, is subject in its entirety to the actual terms and conditions of the Offer which are set out in the Offer Document.
The Offer
The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of US$101 in cash each issued and outstanding Alcan Common Share, including any Alcan Common Shares that may become outstanding upon the exercise of Options after the date of the Offer but before the Completion of the Offer.
Alcan Shareholders who have deposited Alcan Common Shares under the Offer will be deemed to have deposited the Alcan Rights associated with such Alcan Common Shares. No additional payment will be made for the Alcan Rights and no amount of the Offer Consideration will be allocated to the Alcan Rights.
The Offer is made only for Alcan Common Shares. The Offer is not made for any Options or any other rights (other than the Alcan Rights) to acquire Alcan Common Shares. Subject to the receipt of all required regulatory approvals, Alcan has agreed in the Support Agreement to take steps to permit holders of Options issued under the Alcan stock option plans, whether currently exercisable or not, to exercise all such Options on a cashless basis for the underlying Alcan Common Shares (and solely for the purpose of tendering such Alcan Common Shares under the Offer), which exercise shall be conditional upon the Offeror taking up the Alcan Common Shares deposited under the Offer.
Under the Support Agreement, Alcan has undertaken to take, as soon as reasonably practical, all actions necessary to redeem and cancel in accordance with their terms all of the Alcan preferred shares outstanding, provided that such redemption and cancellation shall have been completed no later than the day immediately preceding the Expiry Time.
The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of Alcan, increase or decrease the minimum number of Alcan Common Shares required to be tendered, decrease the amount of Alcan Common Shares for which the Offer is made, impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Alcan Shareholders (provided that, for certainty, the Offeror may in its sole discretion increase the total Offer Consideration and/or add additional consideration). The Offeror may invoke a condition (other than as to the minimum number of Alcan Common Shares required to be tendered) only if and to the extent that the circumstances giving rise to the right to invoke the condition are of material significance to Rio Tinto plc in the context of the Offer.
The Offeror
Rio Tinto Canada Holding Inc., referred to as the Offeror, is a corporation incorporated under the laws of Canada and a wholly-owned indirect subsidiary of Rio Tinto plc. The Offeror was incorporated specifically for the purpose of acquiring Alcan Common Shares and has not carried on any other business to date. The Offeror’s registered office is located at 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec H3A 1G1, Canada.
Duration of the Offer
The Offer will be open for acceptance until 6.00 p.m., Eastern Time, on 24 September 2007, unless extended or withdrawn by the Offeror. The Offeror will not amend the Offer in such a manner as would cause the Expiry Time of the Offer to occur earlier than such date and time. The Offer is conditional upon, among other things, the receipt of various governmental and regulatory approvals, certain of which the Offeror does not expect to receive prior to 24 September 2007. Accordingly, the Offeror currently intends to extend the Offer beyond 24 September 2007. However, subject to the terms of the Support Agreement, any decision to extend the Offer, including for how long, will be made at or before the Expiry Time at the discretion of the Offeror. The Expiry Time may be subject to multiple extensions. Rio Tinto expects Completion to take place in the fourth quarter of 2007.
In the event that the Offeror takes up Alcan Common Shares deposited under the Offer, in order to comply with the provision of the Shareholder Rights Plan relating to a Permitted Bid, the Offeror will publicly announce and make available a Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act which Subsequent Offering Period shall expire no earlier than 10 business days after the date of such announcement and during which Alcan Shareholders may deposit Alcan Common Shares not deposited during the Offer. The Offeror will not amend the Offer to shorten or eliminate the Subsequent Offering Period. Once commenced, the Subsequent Offering Period may be extended in accordance with Rule 14d-11 or as otherwise permitted by the SEC, but in no event will it remain open for less than 10 business days regardless of when it commences.
The Offeror will immediately take up and promptly pay for all Alcan Common Shares validly deposited during the Subsequent Offering Period with respect to the Offer provided all conditions of the Offer are satisfied or waived.
Conditions of the Offer
Notwithstanding any other provision of the Offer and subject to applicable laws, the Offeror will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Alcan Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and may postpone taking up and paying for, any Alcan Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the expiration of the Expiry Time):

•	there shall have been validly deposited under the Offer and not withdrawn that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by the Offeror and any of its subsidiaries, constitutes at least 66 2/3 per cent. of the Alcan Common Shares outstanding (calculated on a fully-diluted basis) at the time the Alcan Common Shares are taken up under the Offer. This condition may not be waived by the Offeror without the consent of Alcan;

•	there shall have been tendered or deposited under the Offer and not withdrawn more than 50 per cent. of the Voting Shares held by Independent Shareholders. The Offeror has agreed not to waive this condition in order to comply with the “Permitted Bid” provisions of the Shareholder Rights Plan;

•	the Offeror shall have determined acting reasonably that, on terms satisfactory to Rio Tinto plc and the Offeror, the Shareholder Rights Plan does not provide rights to Alcan Shareholders to purchase any securities of Alcan as a result of the Offer and does not and will not adversely affect the Offer, Rio Tinto plc, the Offeror or any affiliate of Rio Tinto plc either before or on consummation of the Offer; without limiting the generality of the foregoing, Alcan shall have, to the extent permitted to be effected by the Alcan Board under and subject to the terms of the Shareholder Rights Plan: (i) confirmed that the Offer is a Permitted Bid under the Shareholder Rights Plan; (ii) taken all further action necessary in order to ensure that the Separation Time (as defined in the Shareholder Rights Plan) does not occur in connection with the Support Agreement, the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) taken all further action necessary to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and (iv) taken all further action necessary in order to ensure that, upon the Offeror taking-up and paying for the Alcan Common Shares under the Offer, all rights under the Shareholder Rights Plan will have ceased to be exercisable and be redeemed at the redemption price as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all rights become null and void;

•	(A)(i) the Canadian Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act (Canada) in respect of the purchase of the Alcan Common Shares by the Offeror, or (ii) the waiting period under Part IX of the Competition Act (Canada) shall have expired or have been waived in accordance with the Competition Act (Canada) and the Canadian Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) that she has determined not to make an application under Part VIII of the Competition Act (Canada) in respect of the purchase of the Alcan Common Shares by the Offeror; (B) the applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated; (C) the applicable waiting periods instituted by the European Commission and/or any competition agencies under the EC Member States shall have expired or been terminated; (D) the Minister of Industry of Canada shall have approved, or have been deemed to approve, the transactions contemplated under the Support Agreement as being of net benefit to Canada; (E) all approvals required under the Continuity Agreement and any approvals under the Trade Practices Act 1974 (Australia), the Foreign Acquisitions and Takeovers Act 1975 (Australia), the US Defence Production Act of 1950 or from the French Minister of Economy or other relevant French Ministers contemplated in the Support Agreement shall have been obtained, or any applicable waiting periods in respect of any of the foregoing shall have expired or been terminated; and (F) Other Clearances shall have been obtained;

•	without limiting the scope of the immediately preceding condition, all government or regulatory approvals (including, without limitation, those of any stock exchanges or other securities regulatory authorities) that are legally necessary to complete the Offer or any Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated;

•	the Support Agreement shall not have been terminated by Alcan or Rio Tinto plc or the Offeror in accordance with its terms;

•	(i) no act, action, suit or proceeding shall have been taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, other than any such action, suit or proceeding filed by or on behalf of commercial competitors of Alcan or competing bidders which the Offeror has been advised by counsel is unlikely to succeed, and (ii) no applicable law shall have been proposed with retroactive effect, enacted, promulgated or applied, in either (i) or (ii): (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Alcan Common Shares, or the right of the Offeror to own or exercise full rights of ownership of the Alcan Common Shares or the consummation of a Subsequent Acquisition Transaction (other than any sale or disposition of assets or businesses as may be required by Competition Agencies (as defined in the Support Agreement) or limitations or conditions imposed in connection therewith), (B) which, if the Offer (or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Alcan or Rio Tinto plc (other than any sale or disposition of assets or businesses as may be required under the Support Agreement for compliance with regulatory requirements or limitations or conditions imposed in connection therewith) or (C) which would materially and adversely affect the ability of the Offeror to proceed with the Offer, effect any Subsequent Acquisition Transaction and/or take up and pay for any Alcan Common Shares deposited under the Offer;

•	there shall not exist any prohibition at law against the Offeror making or maintaining the Offer or taking up and paying for any Alcan Common Shares deposited under the Offer or completing any Subsequent Acquisition Transaction;

•	there shall not exist or have occurred (or, if there does exist or has occurred prior to 11 July 2007, there shall not have been disclosed, generally or to Rio Tinto plc or the Offeror in writing on or before the execution and delivery of the Support Agreement) any change in the business, financial condition, results of operations of Alcan and the subsidiaries of Alcan taken as a whole which has resulted in a Material Adverse Effect with respect to Alcan;

•	Alcan shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time;

•	neither Rio Tinto plc nor the Offeror shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Alcan with any securities commission or similar securities regulatory authority in Canada or the US which Rio Tinto plc or the Offeror shall have reasonably determined, has or may have, a Material Adverse Effect on Alcan or which, if the Offer were consummated, would have a Material Adverse Effect on Rio Tinto plc or the Offeror;

•	the representations and warranties made by Alcan in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alcan or materially and adversely affect the ability of the Offeror to effect the Offer or, if the Offer or any Subsequent Acquisition Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror or Rio Tinto plc; and

•	Rio Tinto Shareholders shall have approved the Acquisition of the Alcan Common Shares pursuant to the Offer, in accordance with the UK Listing Rules, the Articles of Rio Tinto plc and the Constitution of Rio Tinto Limited.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror, acting reasonably, regardless of the circumstances giving rise to any such assertion; provided however, that the Offeror shall be entitled to invoke a condition (other than as to minimum number of Alcan Common Shares required to be deposited) only if and to the extent that the circumstances giving rise to the right to invoke the condition are of material significance to Rio Tinto plc in the context of the Offer. Subject to the provisions of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror or Rio Tinto plc may have except that the condition relating to the minimum number of Alcan Common Shares required to be deposited shall not be waived without the prior written consent of Alcan. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.
Purpose of the Offer and plans for Alcan
The Offeror is making the Offer in order to acquire all of the outstanding Alcan Common Shares. If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90 per cent. of the Alcan Common Shares as at the Expiry Time, excluding Alcan Common Shares held by or on behalf of the Offeror or an “associate” or “affiliate” (as those terms are defined in the CBCA) of the Offeror at the date of the Offer, the Offeror shall, to the extent possible, acquire the remainder of the Alcan Common Shares from those Alcan Shareholders who have not accepted the Offer pursuant to section 206 of the CBCA. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Alcan Common Shares not tendered to the Offer, provided that the consideration per Alcan Common Share offered in connection with such other means of acquiring such Alcan Common Shares shall be at least equivalent in value to the consideration per Alcan Common Share offered under the Offer.
If the Offeror takes up and pays for Alcan Common Shares under the Offer representing at least a simple majority of the outstanding Alcan Common Shares (calculated on a fully-diluted basis as at the Expiry Time) the Offeror will use reasonable efforts, and Alcan will assist the Offeror, in order to acquire sufficient Alcan Common Shares to successfully complete an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganisation or other transaction involving Alcan, Rio Tinto plc, the Offeror or one or more Rio Tinto subsidiaries or subsidiaries of the Offeror and, for greater certainty, when the Offeror has acquired sufficient Common Shares to do so, it shall complete a Subsequent Acquisition Transaction to acquire the remaining Alcan Common Shares, provided that the consideration per Alcan Common Share offered in connection with the Subsequent Acquisition Transaction shall be not less than the consideration per Alcan Common Share offered under the Offer.
Following Completion, Rio Tinto intends to focus on the integration of its aluminium business operations with those of Alcan in order to maximise synergies and optimise operational effectiveness.
Other than any Subsequent Acquisition Transaction or as described herein, the Offeror currently does not have any plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganisation or liquidation, any purchase, sale or transfer of a material amount of assets involving Alcan or any of its subsidiaries, any material change in the present dividend rate or policy, or indebtedness or capitalisation of Alcan, any change in the board of directors or management of Alcan, or any material change in Alcan’s corporate structure or business. However, if permitted by applicable law, the Offeror intends to cause Alcan to cease to be a reporting issuer under Canadian securities legislation and to apply to delist the Alcan Common Shares from the TSX, NYSE, SWX, LSE, Euronext Paris and Euronext Brussels (with respect to the international depositary receipts in Belgium) and to cause the Alcan Common Shares to be deregistered under the Exchange Act as soon as practicable after the Completion of the Offer.

PART IV
FINANCIAL INFORMATION ON ALCAN

Set out in this Part IV is financial information relating to Alcan, prepared under US GAAP and which has been extracted without material adjustment from the following financial statements previously filed on Forms 10-K and 10-Q with the SEC:

(i)	Section I — Audited financial statements for the three years ended 31 December 2006; and

(ii)	Section II — Unaudited financial statements for the six month period ended 30 June 2007.
In addition, set out in Section III are the adjustments required in order to restate the financial information presented in Sections I and II on a basis consistent in all material respects with the accounting policies of Rio Tinto.
Any cross-references to US filings contained in this Part IV are not to be incorporated by reference herein and any such information does not form part of this document.
Unless otherwise indicated, references to “Company” in this Part IV of this document means “Alcan Inc.”.
SECTION I: ALCAN’S AUDITED FINANCIAL STATEMENTS: US GAAP
1      Nature of financial information

The financial information set out in this Section I has been extracted without material adjustment from the audited financial statements of Alcan for the years ended 31 December 2004, 2005 and 2006 included in Alcan’s 2004, 2005 and 2006 Forms 10-K as filed with the SEC, each of which received an unqualified audit opinion.

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31
(in millions of US$, except per share amounts)
	2006	2005	2004

Sales and operating revenues	23,641	20,320	24,948
Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below	17,990	16,135	20,270
Depreciation and amortization (Note 7)	1,043	1,080	1,337
Selling, administrative and general expenses	1,475	1,402	1,615
Research and development expenses	220	227	239
Interest	284	350	346
Restructuring charges — net (Note 8)	179	685	87
Goodwill impairment (Note 7)	—	122	154
Other expenses (income) — net (Note 14)	77	(4)	321

	21,268	19,997	24,369

Income from continuing operations before income taxes and other items	2,373	323	579
Income taxes (Note 9)	665	257	375

Income from continuing operations before other items	1,708	66	204
Equity income (Note 10)	85	88	54
Minority interests	(7)	1	(15)

Income from continuing operations	1,786	155	243
Income (Loss) from discontinued operations (Note 4)	4	(26)	15

Income before cumulative effect of accounting change	1,790	129	258
Cumulative effect of accounting change, net of income taxes of $2 (nil in 2005 and 2004) (Note 3)	(4)	—	—

Net income	1,786	129	258
Dividends on preference shares	11	7	6

Net income attributable to Common Shareholders	1,775	122	252

Earnings (Loss) per Share (Note 5)
Basic
Income from continuing operations	4.75	0.40	0.64
Income (Loss) from discontinued operations	0.01	(0.07)	0.05
Cumulative effect of accounting change	(0.01)	—	—

Net income per Common Share — basic	4.75	0.33	0.69

Diluted
Income from continuing operations	4.74	0.40	0.64
Income (Loss) from discontinued operations	0.01	(0.07)	0.05
Cumulative effect of accounting change	(0.01)	—	—

Net income per Common Share — diluted	4.74	0.33	0.69

Dividends per Common Share	0.70	0.60	0.60

The accompanying notes are an integral part of the consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at December 31
(in millions of US$, except where indicated)
	2006	2005	2004

Assets
Current assets
Cash and time deposits	229	181	184
Trade receivables (net of allowances of $58 in 2006, $56 in 2005 and $99 in 2004) (Notes 12 and 13)	2,910	2,308	3,247
Other receivables	1,195	946	936
Deferred income taxes (Note 9)	152	150	214
Inventories (Note 15)	3,186	2,734	4,040
Current assets held for sale (Note 4)	5	119	791

Total current assets	7,677	6,438	9,412

Deferred charges and other assets (Note 16)	1,087	1,052	1,130
Investments (Note 17)	1,509	1,511	1,747
Deferred income taxes (Note 9)	989	863	870
Property, plant and equipment (Note 18)
Cost (excluding construction work in progress)	18,698	16,990	21,595
Construction work in progress	2,294	1,604	1,177
Accumulated depreciation	(8,592)	(7,561)	(9,478)

	12,400	11,033	13,294

Intangible assets, net of accumulated amortization of $346 in 2006, $233 in 2005 and $172 in 2004 (Note 7)	676	1,013	1,230
Goodwill (Note 7)	4,599	4,713	5,496
Long-term assets held for sale (Note 4)	2	15	162

Total assets	28,939	26,638	33,341

Liabilities and Shareholders’ Equity
Current liabilities
Payables and accrued liabilities	5,430	4,608	5,843
Short-term borrowings	467	348	2,486
Debt maturing within one year (Note 22)	36	802	569
Deferred income taxes (Note 9)	46	25	23
Current liabilities of operations held for sale (Note 4)	—	62	335

Total current liabilities	5,979	5,845	9,256

Debt not maturing within one year (Notes 22 and 29)	5,476	5,265	6,345
Deferred credits and other liabilities (Note 21)	1,787	1,608	1,521
Post-retirement benefits (Note 31)	3,381	3,037	3,465
Deferred income taxes (Note 9)	1,151	1,172	1,543
Long-term liabilities of operations held for sale (Note 4)	—	—	249
Minority interests	71	67	236
Shareholders’ equity
Redeemable non-retractable preference shares, issuable in series; unlimited number of shares authorized (Note 23):
Series C: stated value $106, number of shares authorized 5,700,000;
outstanding 5,699,900 in 2006; 5,699,900 in 2005 and 5,700,000 in 2004	106	106	106
Series E: stated value $54, number of shares authorized 3,000,000;
outstanding 2,999,000 in 2006; 2,999,000 in 2005 and 3,000,000 in 2004	54	54	54
Common Shareholders’ equity
Common Shares, unlimited number of Shares authorized,
outstanding (in thousands) 366,728 in 2006; 371,921 in 2005 and 369,930 in 2004 (Note 24)	6,235	6,181	6,670
Additional paid-in capital (Note 25)	672	683	112
The accompanying notes are an integral part of the consolidated Financial Statements

CONSOLIDATED BALANCE SHEET (Continued)

As at December 31
(in millions of US$, except where indicated)
	2006	2005	2004

Retained earnings (Note 26)	4,281	3,048	3,362
Common Shares held by a Subsidiary (Note 24)	(31)	(31)	(35)
Accumulated other comprehensive income (loss)	(223)	(397)	457

	10,934	9,484	10,566

	11,094	9,644	10,726

Commitments and contingencies (Note 27)

Total liabilities and shareholders’ equity	28,939	26,638	33,341

The accompanying notes are an integral part of the consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31
(in millions of US$)
	2006	2005	2004

	(in millions of US$)
Operating Activities
Net income	1,786	129	258
Cumulative effect of accounting change	4	—	—
Loss (Income) from discontinued operations	(4)	26	(15)

Income from continuing operations	1,786	155	243
Adjustments to determine cash from operating activities:
Depreciation and amortization	1,043	1,080	1,337
Deferred income taxes	367	123	45
Equity income, net of dividends	15	(33)	(16)
Asset impairment charges	84	428	100
Goodwill impairment	—	122	154
Stock option expense	40	19	11
Gain on disposals of businesses and investments — net	(6)	(32)	(47)
Change in operating working capital
Change in receivables	(443)	(331)	(437)
Change in inventories	(263)	(6)	24
Change in payables and accrued liabilities	138	(51)	214
Change in deferred charges, other assets, deferred credits and other liabilities, and post-retirement benefits — net	377	81	36
Other — net	(98)	(20)	75

Cash from operating activities in continuing operations	3,040	1,535	1,739
Cash from operating activities in discontinued operations	9	27	113

Cash from operating activities	3,049	1,562	1,852

Financing Activities
Proceeds from issuance of new debt — net of issuance costs	479	1,272	1,768
Debt repayments	(1,096)	(1,695)	(1,615)
Short-term borrowings — net	77	(2,056)	(540)
Common Shares issued	162	62	96
Common Shares purchased for cancellation	(466)	—	—
Dividends
— Alcan shareholders (including preference)	(267)	(224)	(223)
— Minority interests	(2)	(2)	(13)
Other	2	(4)	(11)

Cash used for financing activities in continuing operations	(1,111)	(2,647)	(538)
Cash used for financing activities in discontinued operations	—	(55)	(38)

Cash used for financing activities	(1,111)	(2,702)	(576)

Investment Activities
Purchase of property, plant and equipment	(2,081)	(1,742)	(1,269)
Business acquisitions and purchase of investments, net of cash and time deposits acquired (Note 19)	(201)	(112)	(466)
Net proceeds from disposal of businesses, investments and other assets	307	266	35
Settlement of amounts due from Novelis (Note 6)	—	2,535	—
Other	66	—	(8)

Cash from (used for) investment activities in continuing operations	(1,909)	947	(1,708)
Cash from (used for) investment activities in discontinued operations	5	60	(22)

Cash from (used for) investment activities	(1,904)	1,007	(1,730)

Effect of exchange rate changes on cash and time deposits	14	(26)	16

Increase (Decrease) in cash and time deposits	48	(159)	(438)
Cash and time deposits — beginning of year	181	340	778

Cash and time deposits — end of year in continuing operations	229	181	184
Cash and time deposits — end of year in current assets held for sale (Note 4)	—	—	156

Cash and time deposits — end of year	229	181	340

The accompanying notes are an integral part of the consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

						Common
		Preference				Shares	Accumulated
	Compre-	Shares —		Additional		Held	Other	Total
Year ended December 31	hensive	Series C	Common	Paid-In	Retained	by a	Comprehensive	Shareholders’
(in millions of US$)	Income	and E	Shares	Capital	Earnings	Subsidiary	Income (Loss)	Equity

Balance at end of 2003		160	6,461	128	3,331	(56)	253	10,277
Net income — 2004	258				258			258
Other comprehensive income:
Net change in deferred translation adjustments	454
Net change in excess of market value over book value of “available-for-sale” securities	2
Reclassification to net income	—
Net change in minimum pension liability — net of taxes of $82	(200)
Net change in unreleased gains and losses on derivatives — net of taxes of $24:
Net change from periodic revaluations	(65)
Net amount reclassified to income	13						204	204

Comprehensive income	462

Dividends:
Preference					(6)			(6)
Common					(221)			(221)
Stock option expense				11				11
Exercise of stock options			27	(27)				—
Common Shares held by a Subsidiary						21		21
Common Shares issued for cash:
Executive Share option plan			60					60
Share purchase plan			24					24
Liquidity Agreement			12					12
Common Shares issued under the dividend reinvestment plan			4					4
Common Shares issued in exchange for tendered
Pechiney securities			82					82

Balance at end of 2004		160	6,670	112	3,362	(35)	457 (a)	10,726

Spin-off of Novelis (Note 6)			(576)	572	(214)	4	(71)	(285)
Net income — 2005	129				129			129
Other comprehensive income:
Net change in deferred translation adjustments	(695)
Net change in excess of market value over book value of “available-for-sale” securities	(4)
Reclassification to net income	—
Net change in minimum pension liability — net of taxes of $21	67
Net change in unreleased gains and losses on derivatives — net of taxes of $78:
Net change from periodic revaluations	(196)
Net amount reclassified to income	45

Comprehensive income	(654)						(783)	(783)

The accompanying notes are an integral part of the consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (Continued)

						Common
		Preference				Shares	Accumulated
	Compre-	Shares —		Additional		Held	Other		Total
Year ended December 31	hensive	Series C	Common	Paid-In	Retained	by a	Comprehensive		Shareholders’
(in millions of US$)	Income	and E	Shares	Capital	Earnings	Subsidiary	Income (Loss)		Equity

Dividends:
Preference					(7)				(7)
Common					(222)				(222)
Stock option expense				19					19
Exercise of stock options			20	(20)					—
Common Shares issued for cash:
Executive Share option plan			46						46
Share purchase plan			12						12
Liquidity Agreement			4						4
Common Shares issued under the dividend reinvestment plan			5						5

Balance at end of 2005		160	6,181	683	3,048	(31)	(397	)(b)	9,644

Novelis Spin-off (Note 24)					21		7		28
Net income — 2006	1,786				1,786				1,786
Other comprehensive income:
Net change in deferred translation adjustments	746
Net change in excess of market value over book value of “available-for-sale” securities	1
Reclassification to net income	—
Net change in minimum pension liability — net of taxes of $16	51
Net change in unreleased gains and losses on derivatives — net of taxes of $1:
Net change from periodic revaluations	(195)
Net amount reclassified to income	198

Comprehensive income	2,587						801		801

Unfunded status of pension and other postretirement plans (Note 31)							(634)		(634)
Dividends:
Preference					(11)				(11)
Common					(261)				(261)
Stock option expense				40					40
Exercise of stock options			51	(51)					—
Common Shares issued for cash:
Executive Share option plan			104						104
Share purchase plan			25						25
Liquidity Agreement			33						33
Common Shares issued under the dividend reinvestment plan			5						5
Common Shares purchased for cancellation (Note 24)			(164)		(302)				(466)

Balance at end of 2006		160	6,235	672	4,281	(31)	(223	)(c)	11,094

Notes:

(a)	Comprised of deferred translation adjustments of $1,063, unrealized gain on “available-for-sale” securities of $8, minimum pension liability of ($550) (net of tax of $238) and unreleased loss on derivatives of ($64) (net of tax of $30).

(b)	Comprised of deferred translation adjustments of $264, unrealized gain on “available-for-sale” securities of $4, minimum pension liability of ($450) (net of tax of $202) and unreleased loss on derivatives of ($215) (net of tax of $109).

(c)	Comprised of deferred translation adjustments of $1,017, unrealized gain on “available-for-sale” securities of $5, unfunded status of pensions and other postretirement plans of ($1,033) (net of tax of $467) and unreleased loss on derivatives of ($212) (net of tax of $110).
The accompanying notes are an integral part of the consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US$, except where indicated)
1      NATURE OF OPERATIONS
Alcan is engaged, together with its Subsidiaries, Joint Ventures and Related Companies, in a variety of aspects of the aluminum and packaging businesses on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into smelter-grade and specialty alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the producing and converting of specialty packaging and packaging products for many industries including the food, pharmaceutical and medical, beauty and personal care, and tobacco sectors; the distribution and marketing of aluminum, non-aluminum and packaging products; and, in connection with its aluminum operations, the licensing of alumina and aluminum production technology and related equipment.
As at 31 December 2006, Alcan, together with its Subsidiaries, Joint Ventures and Related Companies, had bauxite holdings in five countries, produced alumina in five countries, smelted primary aluminum in 11 countries, had engineered products plants in 12 countries, had packaging facilities in 30 countries and had sales outlets and maintained warehouse inventories in the larger markets of the world. Alcan also operated a global transportation network that included the operation of bulk cargo vessels, port facilities and freight trains.
Spin-off of Rolled Products Businesses — Basis of Presentation
On 6 January 2005, Alcan completed the Novelis Inc. (Novelis) Spin-off, as described in note 6 — Spin-off of Rolled Products Businesses. Prior to the spin-off, these businesses were owned by Alcan. Alcan’s consolidated Financial Statements as at and for the year ended 31 December 2004 include the assets, liabilities, results of operations and cash flows of businesses transferred to Novelis. The results of operations and cash flows of the businesses transferred to Novelis have been included in continuing operations in 2004. Alcan’s consolidated Financial Statements as at and for the year ended 31 December 2005 exclude the assets, liabilities, results of operations and cash flows of businesses transferred to Novelis. Management concluded that all income earned and cash flows generated by Novelis entities from 1 to 5 January 2005, were insignificant, except as described in note 6 — Spin-off of Rolled Products Businesses. See note 6 — Spin-off of Rolled Products Businesses for Alcan’s unaudited pro forma condensed consolidated financial information, giving effect to the Novelis Spin-off.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of Financial Statements in conformity with US GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Financial Statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Business Combinations
All business combinations are accounted for using the purchase method. Under the purchase method, assets and liabilities of the acquired entity are recorded at fair value. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.
Principles of Consolidation and Other Investments
The consolidated Financial Statements include the accounts of Subsidiaries that are controlled by Alcan, all of which are majority owned, and the accounts of variable interest entities for which Alcan is the primary beneficiary. Investments in entities over which Alcan has significant influence are accounted for using the equity method. Under the equity method, Alcan’s investment is increased or decreased by Alcan’s share of the undistributed net income or loss and deferred translation adjustments since acquisition. Investments in Joint Ventures over which Alcan has an undivided interest in the assets and liabilities are consolidated to the extent of Alcan’s ownership or participation in the assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
All other investments in Joint Ventures are accounted for using the equity method. Investments for which there is an active market available are accounted for as available-for-sale. Other investments are accounted for using the cost method. Under the cost method, dividends received are recorded as income.
Intercompany balances and transactions, including profits in inventories, are eliminated in the consolidated Financial Statements.
Foreign Currency
The assets and liabilities of foreign operations, whose functional currency is other than the US dollar (located principally in Europe and Asia), are translated into US dollars at the year-end exchange rates. Revenues and expenses are translated at average exchange rates for the year. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Accumulated other comprehensive income. If there is a reduction in the Company’s ownership in a foreign operation, the relevant portion of DTA is recognized in Other expenses (income) — net.
All other operations, including most of those in Canada, have the US dollar as the functional currency. For these operations, monetary items denominated in currencies other than the functional currency of the operation are remeasured at period-end exchange rates and gains and losses are included in income. Non-monetary items are remeasured at historical rates.
The Company has entered into foreign currency contracts and options to hedge certain future, identifiable foreign currency revenue and operating cost exposures. All such contracts are reported at fair value on the consolidated balance sheet. For contracts qualifying and designated as cash flow hedges, the effective portion of the changes in fair value is recorded in Other comprehensive income and reclassified to Sales and operating revenues, Cost of sales and operating expenses, or Depreciation and amortization, as applicable, concurrently with the recognition of the item being hedged or in the period that the derivatives no longer qualify as cash flow hedges. The portion of the change in the contract’s fair value that is not effective at offsetting the hedged exposure is recorded in Other expenses (income) — net. For contracts qualifying as fair value hedges, changes in fair value are recorded in the statement of income together with the changes in the fair value of the hedged item. For contracts not qualifying for hedge accounting, changes in fair value are recorded in Other expenses (income) — net.
Foreign currency forward contracts and swaps are also used to hedge certain foreign currency denominated debt and intercompany foreign currency denominated loans. Changes in the fair value of these contracts are recorded in Other expenses (income) — net concurrently with the changes in the fair value of the foreign currency denominated debt and intercompany foreign currency denominated loans being hedged.
Prior to December 2005, the Company had entered into forward exchange contracts to hedge its ownership interest in certain subsidiaries denominated in foreign currencies. All such contracts were reported at fair value on the consolidated balance sheet. Changes in fair value were reported in the DTA component of Accumulated other comprehensive income concurrently with translation exchange gains and losses related to the equity being hedged. In December 2005, the Company discontinued this hedging relationship. See note 29 — Financial Instruments and Commodity Contracts.
Revenue Recognition
Revenue from product sales, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue from services is recognized as services are rendered and accepted by the customer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
For technology sales contracts involving multiple deliverables, where the deliverables are governed by more than one authoritative accounting standard, the Company applies the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and evaluates each deliverable to determine whether it represents a separate unit of accounting. Technology sales contracts generally have four deliverables: technology license, engineering documentation packages, supervision services and training services. Revenues from the technology license and the engineering documentation packages, which are considered one unit of accounting, are recognized in full once the final engineering documentation package is delivered, provided there are no substantive remaining performance obligations. Revenues from the supervision services and training services, which are each considered a separate unit of accounting, are recognized on an as-performed basis using the proportional performance method.
The Company reports trading revenues and costs for aluminum contracts on a net basis in Sales and operating revenues rather than on a gross basis. This applies only to those third-party metal sales contracts sourced from third parties. For the year ended 31 December 2006, this accounting treatment reduced Sales and operating revenues by $521 (2005: $1,740; 2004: $1,193), Cost of sales and operating expenses by $521 (2005: $1,749; 2004: $1,182), and increased (reduced) Other expenses (income) — net by nil (2005: $9; 2004: ($11)).
Shipping and Handling Costs
Amounts charged to customers related to shipping and handling are included in Sales and operating revenues, and related shipping and handling costs are recorded in Cost of sales and operating expenses.
Commodity Contracts and Options
Generally, all of the forward metal contracts and options that the Company has entered into serve to hedge certain future identifiable aluminum price exposures. For these contracts, the fair values of the derivatives are recorded on the consolidated balance sheet. For contracts qualifying and designated as cash flow hedges, the effective portions of the changes in fair value are recorded in Other comprehensive income and are reclassified, together with related hedging costs, to Sales and operating revenues or Cost of sales and operating expenses, concurrently with the recognition of the underlying item being hedged or in the period that the derivatives no longer qualify as cash flow hedges. The portion of the change in the contract’s fair value that is not effective at offsetting the hedged exposure is recorded in Other expenses (income) — net. For contracts not qualifying as hedges, changes in fair value are recorded in Other expenses (income) — net.
Any oil, natural gas and electricity futures contracts, swaps and options serve to hedge certain future identifiable energy price exposures. For these contracts, the fair values of the derivatives are recorded on the consolidated balance sheet. For contracts qualifying and designated as cash flow hedges, the effective portions of the changes in the fair value are recorded in Other comprehensive income and are reclassified to the statement of income concurrently with the recognition of the underlying item being hedged or in the period that the derivatives no longer qualify as cash flow hedges. The portion of the change in the contract’s fair value that is not effective at offsetting the hedged exposure is recorded in Other expenses (income) — net. For contracts not qualifying for hedge accounting, changes in fair value are recorded in Other expenses (income) — net.
Certain physical aluminum purchase and sales contracts with third parties that are derivatives are considered to be held for trading purposes. These contracts, as well as related aluminum forward contracts are recorded at fair value on the balance sheet. Changes in fair value are recorded on a net basis in Sales and operating revenues.
In circumstances where the Company’s physical purchase or sale contracts for a commodity contain derivative characteristics, these contracts, excluding those considered to be derivatives held for trading

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
purposes, are generally not recorded at fair value as they involve quantities that are expected to be used or sold in the normal course of business over a reasonable period of time.
Interest Rate Swaps
The Company enters into interest rate swap agreements to manage its exposure to fluctuations in interest rates on its long-term debt. These swaps are recorded at fair value in the Financial Statements and all changes in fair value are recorded in Other expenses (income) — net.
For interest rate derivatives designated as fair value hedges of the underlying debt, the fair values of the derivatives and the adjustment to fair value of the underlying debt are reported in Deferred charges and other assets or Deferred credits and other liabilities and in Debt not maturing within one year. Changes in the fair values of these derivatives and underlying debt generally offset and are recorded in Other expenses (income) — net. The adjustment to interest expense for the difference between the fixed and floating interest rate is recorded in Interest.
Inventories
Inventories are stated at cost (determined for the most part on the monthly average cost method) or net realizable value, whichever is lower. Cost includes material, labour and manufacturing overhead costs.
Capitalization of Interest Costs
The Company capitalizes interest costs associated with the financing of major capital expenditures up to the time the asset is ready for its intended use.
Sale of Receivables
When the Company sells certain receivables, it retains servicing rights and provides limited recourse, which constitutes retained interests in the sold receivables. No servicing asset or liability is recognized in the Financial Statements as the fees received by the Company reflect the fair value of the cost of servicing these receivables. The related purchase discount is included in Other expenses (income) — net.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Additions, improvements and major renewals are capitalized; maintenance and repair costs are expensed. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets. Gains or losses from the sale of assets are included in Other expenses (income) — net.
Impairment or Disposal of Long-Lived Assets
The Company reviews its long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized when the carrying amount of the assets exceeds the future undiscounted cash flows expected from the asset. Any impairment loss is measured as the amount by which the carrying amount exceeds the fair value. Such evaluations for impairment are significantly affected by estimates of future prices for the Company’s product, capital needs, economic trends in the market and other factors. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell and are not depreciated while classified as held for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Goodwill
Goodwill is tested for impairment on an annual basis at the reporting unit level and is also tested for impairment when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. Fair value is determined using discounted cash flows.
Intangible Assets
Intangible assets are primarily trademarks and patented and non-patented technology, purchase contracts and customer contracts all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over their useful life, which is generally 15 years, using the straight-line method of amortization. Prior to 2006, intangible assets also include prior service costs related to the minimum pension liability. In 2006, these costs are excluded due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. See note 3 — Accounting Changes.
Legal Claims
Accruals for legal claims are made when it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.
Asset Retirement Obligations
Environmental costs for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation are recorded as asset retirement obligations.
The Company accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations and FASB Interpretation (FIN) 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143. Under these standards, the Company recognizes liabilities, at fair value, for existing legal asset retirement obligations. Such liabilities are adjusted for accretion costs and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized. These liabilities consist primarily of environmental remediation costs, resulting from normal operations, associated with certain bauxite residue disposal sites at its alumina refineries, the disposal of certain of its spent potlining associated with smelter facilities and certain closed sites.
Environmental Costs and Liabilities
Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate, generally on an undiscounted basis. Environmental expenditures of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in Property, plant and equipment and are depreciated generally over the remaining useful life of the underlying asset. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed when probable and estimable and are normally included in Cost of sales and operating expenses except for large, unusual amounts, which are included in Other expenses (income) — net. Recoveries relating to environmental liabilities are recorded when received.
Pensions and Post-Retirement Benefits
The Company’s defined benefit pension plans are accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions and, beginning 31 December 2006, SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). Other post-retirement benefits are accounted for in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Pensions and, beginning 31 December 2006, SFAS No. 158. Pension and post-retirement benefit obligations are actuarially calculated using management’s best estimates and based on expected service period, salary increases and retirement ages of employees. Pension and post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.
Stock Options and Other Stock-Based Compensation
The Company accounts for its stock options granted under the share option plan using the fair value provisions of SFAS No. 123(R), Share-Based Payment. Under the fair value method, stock-option expense is recognized in the statement of income over the requisite service period. Compensation expense is recognized immediately for options that vest within the reporting period. When stock options are exercised, the consideration paid by employees, together with the applicable amount in additional paid-in capital, is credited to Common Shares. Effective 1 January 2006, other stock-based compensation arrangements, which can be settled in cash, are considered liability-classified awards, and are measured at fair value on the grant date and remeasured at each reporting period until the award is settled. Compensation cost is adjusted each reporting period for changes in fair value pro-rated for the portion of the requisite service period rendered. Once vested, compensation expense or income is immediately recognized for any change in fair value. The majority of stock-based compensation expense is recorded in Selling, administrative and general expenses.
Income Taxes
The Company uses the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred tax assets for operating loss carryforwards and tax credit carryforwards.
The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax liabilities or assets are expected to be recovered or settled. The Company records a valuation allowance on deferred tax assets when it is not more likely than not that the assets will be realized. The Company uses judgment in assessing the potential for future recoverability, while at the same time considering past experience. The Company’s conclusion of whether it is more likely than not that deferred assets will be realized includes making assessments of expectations of future taxable income. All available evidence is considered in determining the amount of a valuation allowance.
The Company is subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording the related assets and liabilities. In accordance with the requirements of SFAS No. 5, Accounting for Contingencies, the Company establishes tax reserves and interest thereon when, despite the Company’s belief that the tax return positions are fully supportable, the Company expects that certain of these positions will be challenged, and that the Company may not succeed in defending its positions. The Company believes that the accruals for tax liabilities reflect the probable outcome of all material tax contingencies.
Investment tax credits are accounted for as a reduction in income tax expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Cash and Time Deposits
All time deposits have original maturities of 90 days or less and qualify as cash equivalents.
Allowance For Doubtful Accounts
The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known doubtful accounts, historical experience, and other currently available evidence.
Guarantees
The Company follows the recognition and measurement provisions of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The provisions are applied on a prospective basis to guarantees issued or modified after 31 December 2002. Under FIN 45, guarantees issued after 31 December 2002, are recorded as a liability equal to the fair value of the obligation at the inception of the guarantee. See note 27 — Commitments and Contingencies.
Recently Issued Accounting Standards
FIN 48 — Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). This interpretation prescribes a more likely than not recognition threshold and a measurement attribute for the Financial Statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
FIN 48 also provides guidance on derecognition of a tax position, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. FIN 48 is effective for fiscal years beginning after 15 December 2006. The Company is currently evaluating the impact of this interpretation on its Financial Statements.
SFAS No. 157 — Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after 15 November 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its Financial Statements.
SFAS No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on 1 January 2008. The Company is currently evaluating the impact of this standard on its Financial Statements.
SFAS No. 156 — Accounting for Servicing of Financial Assets
In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. The new standard, which is an amendment to SFAS No. 140, requires that all separately recognized servicing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
assets and servicing liabilities be initially measured at fair value, if practicable and permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. If an entity uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities, it can simplify its accounting since SFAS No. 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after 15 September 2006. The Company does not expect its Financial Statements to be significantly affected by this statement.

3	ACCOUNTING CHANGES
SFAS No. 158 — Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
Effective 31 December 2006, the Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R). The standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet with an offsetting amount in accumulated other comprehensive income and to recognize changes in that funded status in the year in which the changes occur. SFAS No. 158 also expands the required annual disclosures. Prior years have not been restated and are not comparable. This standard does not impact the consolidated statement of income. See note 31 — Post-Retirement Benefits for the incremental effect on the Company’s consolidated balance sheet of applying SFAS No. 158.
SFAS No. 123(R) — Share-Based Payment
On 1 January 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which is a revision to SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires all share-based payments to employees to be recognized in the Financial Statements based on their fair values. The fair value of options granted after 1 January 2006 is determined using the Monte Carlo simulation model, whereas the fair value of options granted prior to that date was determined using the Black-Scholes valuation model. The Company had previously adopted the fair-value based method of accounting for stock options under SFAS No. 123 using the retroactive restatement method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, effective 1 January 2004. This method is accepted under SFAS No. 123(R). The effect of applying the original provisions of SFAS No. 123 is a decrease in pre-tax compensation expense of $10 in 2006.
On 1 January 2006, the Company recorded an after-tax charge of $4, using the modified prospective application method, in Cumulative effect of accounting change, to record all outstanding liability awards, previously measured at their intrinsic value, at their fair value. See note 25 — Stock Options and Other Stock-Based Compensation.
SFAS No. 151 — Inventory Costs
On 1 January 2006, the Company adopted the provisions of SFAS No. 151, Inventory Costs, on a prospective basis. This statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this standard did not impact the Company’s Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
3      ACCOUNTING CHANGES (Continued)
SAB 108 — Guidance for Quantifying Financial Statement Misstatements
Effective 31 December 2006, the Company adopted the provisions of Staff Accounting Bulletin No. 108 (SAB 108), Guidance for Quantifying Financial Statement Misstatements. In SAB 108, the SEC staff establishes an approach that requires quantification of Financial Statement errors based on the effects of the error on each of the Company’s Financial Statements and the related Financial Statement disclosures. This model is commonly referred to as a “dual approach” because it essentially requires quantification of errors under both the “iron-curtain” and the “roll-over” methods. The iron curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement in the period of correction. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but can lead to the accumulation of misstatements in the balance sheet. The adoption of this bulletin did not impact the Company’s Financial Statements.
SFAS No. 154 — Accounting Changes and Error Corrections
On 1 January 2006, the Company adopted the provisions of SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. The statement requires retrospective application to prior periods’ Financial Statements of a voluntary change in accounting principle versus including the cumulative effect of changing to the new accounting principle in net income. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. The adoption of this standard did not impact the Company’s Financial Statements.
FIN 47 — Conditional Asset Retirement Obligations
Effective 31 December 2005, the Company adopted FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of a liability when sufficient information exists rather than preclude the need to record a liability. The adoption of this interpretation did not impact the Company’s Financial Statements.
SFAS No. 153 — Exchanges of Nonmonetary Assets
On 1 July 2005, the Company adopted the provisions of SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this standard did not impact the Company’s Financial Statements.
EITF 03-13 — Discontinued Operations
In December 2004, the Company adopted the provisions of EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations, on which the EITF reached a consensus in November 2004. Based on the provisions of the EITF, the Company determined that it had significant continuing involvement in the operations of Novelis, the rolled products businesses spun-off on 6 January 2005, as described in note 6 — Spin-off of Rolled Products Businesses, due to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
3      ACCOUNTING CHANGES (Continued)
the existence of significant contracts between the Company and Novelis. As a result, Novelis did not meet the criteria for classification as discontinued operations.

4	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
Bauxite and Alumina and Primary Metal
On 29 December 2004, the Company announced that, following an extensive evaluation of the Company’s operations subsequent to the Pechiney acquisition, it had entered into a binding agreement for the sale of its controlling interest in Aluminium de Grèce S.A. (AdG), as well as the transfer of certain related contracts, to Mytilineos Holdings S.A. of Greece. The Company classified this business in discontinued operations and assets held for sale during the fourth quarter of 2004.
The Company owned approximately 13 million shares in AdG, representing a 60.2% equity interest. The transaction was completed on 15 March 2005 at a value of $104. Under the terms of this agreement, Mytilineos Holdings S.A. and certain affiliated companies acquired from the Company a 53% equity position in AdG. On 31 March 2006, the balance of the Company’s interest in AdG of 7.2% was sold by the Company to Mytilineos Holdings S.A. for net proceeds of $13.
Primary Metal
On 1 June 2005, the Company completed the sale of Pechiney Électrométallurgie to Ferroatlántica, S.L. of Spain for net proceeds of $150. The Company classified this business in discontinued operations and assets held for sale during the fourth quarter of 2004. The Company’s decision to sell this business was based on an extensive evaluation of the Company’s operations subsequent to the Pechiney acquisition and is consistent with the Company’s strategy of divesting non-core activities.
Engineered Products
In the first quarter of 2004, the Company committed to a plan to sell certain non-strategic assets that were not part of its core operations. The assets were used to supply castings and components to the automotive industry. On 31 March 2006, the Company sold these assets to AluCast GmbH for net proceeds of approximately nil.
Also in the fourth quarter of 2004, the Company committed to a plan to sell its service centres in France that were not part of its core operations. These assets were classified as held for sale and were included in discontinued operations. On 20 April 2005, the Company completed the sale of these service centres for net proceeds of $4 to Amari Metal France Ltd.
Packaging
In the second quarter of 2004, the Company recorded the sale of the Boxal Group and Suner Cartons, which were classified as held for sale and included in discontinued operations in the second quarter of 2003, for proceeds of $6 and $19, respectively. The Boxal Group comprised three manufacturing facilities in France, the Netherlands and Switzerland as well as a sales office in Germany. Suner Cartons comprised a facility in Spain.
Other
In the second quarter of 2004, the Company classified in discontinued operations its copper and ores and concentrates trading businesses. In the fourth quarter of 2004, the Company sold certain assets of its ores and concentrates trading division to its current management team, and sold the assets of its zinc and lead metal trading business to Trafigura Ltd., an independent commodity trading company. In the fourth quarter of 2005, a decision was taken to close the Company’s copper trading business. The closure was substantially completed by the end of 2005.
Fair values were determined based on either discounted cash flows or expected selling price. Certain financial information has been reclassified in the prior periods to present these businesses as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
4      DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)
discontinued operations on the statement of income, as assets held for sale and liabilities of operations held for sale on the balance sheet and as cash flows from (used for) discontinued operations on the statement of cash flows.
An impairment charge of nil for the year ended 31 December 2006 (2005: $24; 2004: $5), was recorded in discontinued operations to reduce the carrying values of these businesses to estimated fair values less costs to sell.
Selected financial information for the businesses included in discontinued operations is reported below:

	Year ended
	31 December

	2006	2005	2004

Sales	55	339	1,419
Income (Loss) from operations	(2)	5	26
Gain (Loss) on disposal — net	(2)	(2)	27
Asset impairment charges	—	(24)	(5)
Pre-tax income (loss)	(4)	(21)	48
Income taxes recovered (expense)	8	(5)	(33)

Income (Loss) from discontinued operations	4	(26)	15

The major classes of Assets held for sale and Liabilities of operations held for sale are as follows:

	2006	2005	2004

Current assets held for sale:
Cash and time deposits	—	—	156
Trade receivables	1	30	308
Other receivables	4	51	40
Deferred income taxes	—	2	2
Inventories	—	36	285

	5	119	791

Long-term assets held for sale:
Deferred charges and other assets	—	13	21
Deferred income taxes	—	—	6
Property, plant and equipment, net	2	2	85
Intangible assets, net	—	—	50
Goodwill	—	—	—

	2	15	162

Current liabilities of operations held for sale:
Payables and accrued liabilities	—	62	330
Short-term borrowings	—	—	5

	—	62	335

Long-term liabilities of operations held for sale:
Deferred credits and other liabilities	—	—	101
Deferred income taxes	—	—	7
Minority interests	—	—	141

	—	—	249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
5      EARNINGS PER SHARE — BASIC AND DILUTED
Basic and diluted earnings per Share are based on the weighted average number of shares outstanding during the year. The treasury stock method for calculating the dilutive impact of stock options is used.
The following table outlines the calculation of basic and diluted earnings per Share on income from continuing operations.

	2006	2005	2004

Numerator:
Income from continuing operations	1,786	155	243
Less: dividends on preference shares	(11)	(7)	(6)

Income from continuing operations attributable to Common Shareholders	1,775	148	237

Denominator (number of Common Shares in millions):
Weighted average of outstanding Shares	374	370	368
Effect of dilutive stock options	1	1	2

Adjusted weighted average of outstanding Shares	375	371	370

Earnings per Common Share — basic (in US$)	4.75	0.40	0.64

Earnings per Common Share — diluted (in US$)	4.74	0.40	0.64

Options to purchase 402,561 Common Shares (2005: 5,057,698; 2004: 3,656,500) at a weighted average grant price of CAN$56.34 per Share (2005: CAN$49.66; 2004: CAN$58.94) were outstanding during the year but were not included in the computation of diluted earnings per Share because the options’ exercise price was greater than the average price of the Common Shares.
As at 31 December 2006, there are 366,728,418 Common Shares outstanding (2005: 371,921,195; 2004: 369,930,252).
6      SPIN-OFF OF ROLLED PRODUCTS BUSINESSES
On 6 January 2005, Alcan completed the Novelis Spin-off to its shareholders. Alcan shareholders received one Novelis common share for every five Alcan Common Shares held. Novelis consists of substantially all of the aluminum rolled products businesses held by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan’s alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe. The spin-off, which was approved by both the shareholders and Board of Directors of Alcan, completed the planned strategic spin-off that was initially announced on 18 May 2004. Additionally, the Novelis Spin-off satisfied certain regulatory requirements associated with the acquisition of Pechiney including the requirement to divest either of the Neuf-Brisach rolling facilities or the AluNorf/Göttingen/Nachterstedt rolling facilities and allows Alcan to retain Ravenswood.
Agreements between Alcan and Novelis
Novelis has entered into various agreements with Alcan for the use of transitional and technical services, the supply of Alcan’s metal and alumina, the licensing of certain of Alcan’s patents, trademarks and other intellectual property rights, and the use of certain buildings, machinery and equipment, technology and employees at certain facilities retained by Alcan, but required in Novelis’ business.
Certain of the agreements between Alcan and Novelis described above indicate that Alcan will have significant cash flows with, and significant continuing involvement in, the operations of Novelis subsequent to the spin-off. As a result of the significant continuing involvement and the significant cash flows with Novelis, the spin-off did not meet the criteria for classification as a discontinued operation, as described in note 3 — Accounting Changes — Discontinued Operations.
The effect of the spin-off on the Company’s balance sheet is described in the table below. The net assets were transferred at their historical cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
6      SPIN-OFF OF ROLLED PRODUCTS BUSINESSES (Continued)

Carrying amount of spun-off businesses:(1)
Current assets	2,924
Non-current assets	2,739
Current liabilities	(3,117)
Non-current liabilities	(2,258)
Accumulated other comprehensive income	(64)

Total	224
Derivatives(2)	(31)

Total amount recorded in retained earnings	193

Notes:

(1)	The agreements giving effect to the Novelis Spin-off provided for the resolution of outstanding matters and various post-transaction adjustments, most of which were carried out by the parties in 2006. See note 31 — Post-Retirement Benefits for the treatment of the pension assets and liabilities transferred to Novelis.

(2)	Alcan is the counterparty to certain derivative contracts with Novelis; prior to the spin-off, these derivatives were eliminated in the consolidated Financial Statements. Subsequent to the spin-off, the derivatives are presented in the balance sheet at their fair value. The amount of ($31) represents the mark-to-market adjustment to the derivatives for the period from 1 to 5 January 2005. As described in note 1 — Nature of Operations — Spin-off of Rolled Products Businesses — Basis of Presentation, all income earned and cash flows generated by Novelis entities during the period from 1 January 2005 to the spin-off date of 6 January 2005 were attributed to Novelis due to immateriality. In addition, the transactions between Alcan and Novelis during this period were also immaterial, with the exception of a net derivative gain as described above.
The Novelis Spin-off reduced total Shareholders’ equity by $257 by way of a reduction in Common Shares of $576, an increase in Additional paid-in capital of $572, a reduction in Retained earnings of $193, a reduction in Common Shares held by a Subsidiary of $4 and a reduction in Accumulated other comprehensive income of $64. Any gain or loss resulting from post-transaction adjustments will be recorded as an adjustment to total Shareholders’ equity.
Following the spin-off, the Company settled amounts due from Novelis and used the net proceeds of $2.5 billion from Novelis to settle third-party debt of Alcan, as described in note 22 — Debt Not Maturing Within One Year, and to cover a preliminary payment of $100 made by the Company to Novelis in accordance with a separation agreement between the parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
7      GOODWILL AND INTANGIBLE ASSETS
Goodwill
The changes in the carrying amount of goodwill for the year ended 31 December 2006, are as follows:

	Balance as at			Foreign			Balance as at
	1 January			Exchange		Impairment	31 December
	2006	Divestments	Additions	Adjustments	Adjustments	Losses	2006

Bauxite and Alumina	1,076	—	—	—	(49)	—	1,027
Primary Metal	1,374	—	40	53	(83)	—	1,384
Engineered Products	354	—	3	29	(21)	—	365
Packaging	2,574	(109)	1	146	(156)	—	2,456

	5,378	(109)	44	228	(309)	—	5,232
Goodwill included in equity — accounted entities	665	—	(1)	16	(47)	—	633	*

Goodwill excluding amount included in equity — accounted entities	4,713	(109)	45	212	(262)	—	4,599

Note:

*	Includes goodwill of $314 for Bauxite and Alumina and $319 for Primary Metal.
The changes in the carrying amount of goodwill for the year ended 31 December 2005 are as follows:

	Balance as at			Foreign			Balance as at
	1 January			Exchange		Impairment	31 December
	2005	Divestments	Additions	Adjustments	Adjustments	Losses	2005

Bauxite and Alumina	1,117	—	—	(1)	(40)	—	1,076
Primary Metal	1,509	—	2	(72)	(65)	—	1,374
Engineered Products	409	—	3	(40)	(18)	—	354
Packaging	3,044	(44)	18	(196)	(126)	(122)	2,574
Entities transferred to Novelis	254	(254)	—	—	—	—	—

	6,333	(298)	23	(309)	(249)	(122)	5,378
Goodwill included in equity — accounted entities	837	—	2	(22)	(152)	—	665	**

Goodwill excluding amount included in equity — accounted entities	5,496	(298)	21	(287)	(97)	(122)	4,713

Note:

**	Includes goodwill of $347 for Bauxite and Alumina and $318 for Primary Metal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
7      GOODWILL AND INTANGIBLE ASSETS (Continued)
The changes in the carrying amount of goodwill for the year ended 31 December 2004 are as follows:

	Balance as at			Foreign			Balance as at
	1 January			Exchange		Impairment	31 December
	2004	Divestments	Additions	Adjustments	Adjustments*	Losses	2004

Bauxite and Alumina	558	—	—	—	559	—	1,117
Primary Metal	534	—	4	24	947	—	1,509
Engineered Products	184	—	—	10	369	(154)	409
Packaging	1,276	—	4	64	1,700	—	3,044
Pechiney	2,283	—	—	—	(2,283)	—	—
Entities transferred to Novelis	24	—	—	2	228	—	254

Goodwill excluding amount included in Long-term assets held for sale	4,859	—	8	100	1,520	(154)	6,333
Goodwill included in equity — accounted entities	173	—	4	19	641	—	837	**

Goodwill excluding amount included in equity — accounted entities and Long-term assets held for sale	4,686	—	4	81	879	(154)	5,496
Goodwill included in Long-term assets held for sale	22	(19)	—	(1)	(2)	—	—

	4,708	(19)	4	80	877	(154)	5,496

Notes:

*	In 2004, adjustments are principally changes to the tentative purchase price allocation related to the Pechiney acquisition.

**	Includes goodwill of $489 for Bauxite and Alumina, $347 for Primary Metal, and $1 for Packaging.
In 2006, adjustments were made to reduce goodwill by $262. Included in this amount is $187 principally relating to a decrease in the valuation allowance related to future income tax assets acquired in the Pechiney acquisition, but which were not recognized at the date of the business combination because, at the time, it was unlikely they would be recovered. Also included in the 2006 adjustments is an amount of $19, relating to a reduction in restructuring provisions, and an amount of $14 related to a transfer pricing tax settlement related to events prior to the Pechiney acquisition.
In 2005, adjustments were made to reduce goodwill by $97. Included in this amount is $5 (2004: $12) principally relating to a decrease in the valuation allowance related to future income tax assets acquired in the combination with Alusuisse Group Ltd. (algroup), but which were not recognized at the date of the business combination because, at the time, it was unlikely they would be recovered. Also included in the 2005 adjustments is an amount of $60, relating to the favourable resolution of income tax contingencies, and $5 relating to a reduction in restructuring provisions.
In 2004, an increase in goodwill of $1,523 relating to the Pechiney acquisition was recorded in adjustments. Of this amount, $642 was allocated to equity-accounted entities. The increase in goodwill of $1,523 relates to a decrease in the fair value of the net assets acquired and results from the final purchase price allocation being completed in December 2004.
As a result of the annual test, conducted as at 31 October 2005, to determine whether, as at that date, there was an impairment in the carrying amount of goodwill, an impairment loss of $122 relating to the Global Beauty Packaging reporting unit, was recognized as a charge to income. The impairment loss was attributed to an increasingly competitive environment in this business, reflecting weaker local

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
7      GOODWILL AND INTANGIBLE ASSETS (Continued)
market conditions, increased foreign competition, rising input costs and the evolution of exchange rates. For the year ended 31 December 2004, an impairment loss of $154 relating to several fabricating facilities in the Engineered Products group, mainly in Europe, was recognized as a charge to income in 2004. The impairment loss arose as a result of the strong appreciation of the Euro since the date of acquisition in December 2003 and a reassessment of plan assumptions resulting from a change in business conditions from the date of acquisition to 31 October 2004. The fair value of all reporting units was determined using discounted future cash flows.
Intangible Assets with Finite Lives

	Gross
	Carrying	Accumulated	Net Book
	Amount	Amortization	Value

31 December 2006
Trademarks	183	73	110
Patented and non-patented technology	472	149	323
Purchase contracts	313	118	195
Customer contracts	45	6	39
Other	9	—	9

	1,022	346	676

31 December 2005
Trademarks	170	54	116
Patented and non-patented technology	421	108	313
Purchase contracts	291	67	224
Customer contracts	35	4	31
Prior service costs included in pensions (Note 31)	329	—	329

	1,246	233	1,013

31 December 2004
Trademarks	218	53	165
Patented and non-patented technology	537	89	448
Purchase contracts	355	21	334
Customer contracts	39	9	30
Prior service costs included in pensions (Note 31)	253	—	253

	1,402	172	1,230

The aggregate amortization expense for the year ended 31 December 2006, was $88 (2005: $85; 2004: $79). The estimated amortization expense for the five succeeding fiscal years is approximately $93 per year. In 2006, the Company acquired intangible assets of $38 (2005: $3; 2004: nil) comprised of customer contracts and technology. In 2004, the intangible assets were increased by $71 relating to the finalization of the Pechiney purchase price allocation.
8      RESTRUCTURING PROGRAMS
2006 Restructuring Activities
In 2006, the Company incurred charges of $5 relating to early retirement incentives accepted by employees at a research facility in France (Engineered Products). These charges are included in severance costs.
In 2006, the Company incurred severance charges of $2 due to the restructuring of a trading operation in Switzerland (Primary Metal). No further charges are expected to be incurred as a result of this activity.
On 9 May 2006, the Company announced the reorganization of its global specialty aluminas business (Bauxite and Alumina), entailing the gradual, yet permanent shut-down of the Company’s Specialty-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
8      RESTRUCTURING PROGRAMS (Continued)
Calcined Alumina plant (UPCA) in Jonquière (Quebec), by year end. In relation to this activity, the Company recorded restructuring charges of $12 comprising $1 of severance costs and $11 of asset impairment charges in 2006. No further charges are expected to be incurred as a result of this activity.
On 30 June 2006, the Company announced that it had signed a new collective labour agreement with its Quebec employees represented by the Canadian Auto Workers (C.A.W.) union. The agreement applies to C.A.W. employees at the Arvida, Beauharnois, Laterrière, Shawinigan and Vaudreuil Works sites, as well as those at Power Operations, Port Facilities, Alma Railway Operations and the Arvida Research and Development Centre (Bauxite and Alumina and Primary Metal). As part of this agreement, the Company has offered early retirement incentives to employees and has recorded severance charges of $3 in 2006 for employees who have accepted. The Company expects to incur additional severance charges of $7 as a result of this offer.
On 12 July 2006, the Company announced that it has begun consultations with unions and employee representatives for a proposed sale of selected assets at the Company’s Affimet aluminum recycling plant in Compiègne (France) (Primary Metal). In relation to this activity, the Company recorded restructuring charges of $38 comprising $11 of severance costs, $4 of other costs and $23 of asset impairment charges in 2006. The divestiture is expected to be completed in the first quarter of 2007.
Also on 12 July 2006, the Company announced that it has begun consultations with unions and employee representatives for a proposed closure of two UK sites. The proposed reorganization would result in the closure of the Workington hard alloy extrusion plant (Engineered Products) and the closure of the Midsomer Norton food flexibles packaging plant (Packaging).
In relation to the Workington closure, the Company recorded restructuring charges of $13 comprised entirely of severance costs in 2006. Production from Workington will be consolidated at Alcan’s facilities in Issoire and Montreuil-Juigné (France). Workington is expected to cease production by the end of 2007. The Company expects to incur additional charges of $5 in 2007 related to this activity.
In relation to the Midsomer Norton closure, the Company recorded restructuring charges of $23 comprising $20 of severance costs, $1 of asset impairment charges and $2 of other costs in 2006. The plant has been adversely affected by a declining demand in the UK market and high raw material costs. The site is expected to close during the second quarter of 2007. The Company expects to incur additional charges of $1 related to this activity.
In addition, the Company also recorded severance costs of $3 in 2006 related to the closure of Alcan Packaging Mohammedia’s cookware activity (Morocco). The Company expects to incur additional charges of $1 related to this activity.
2005 Restructuring Activities
During the first quarter of 2006, the Company closed its Vernon (California), aluminum cast plate facility (Engineered Products) as a result of competitive pressures in a challenging economic environment. In 2006, the Company incurred additional other restructuring charges of $2 related to this activity. No further charges are expected to be incurred in connection with the Vernon closure. In addition to the Vernon closure, Engineered Products underwent continued restructuring in 2005. The Company recorded restructuring charges of $17 related to these activities consisting of severance costs of $13 and asset impairment charges of $4. In addition to these restructuring charges, $14 of additional pension costs related to the Vernon closure, and $4 of additional environmental costs related to other restructurings, were recorded in Cost of sales and operating expenses in the fourth quarter of 2005.
As part of the continuing drive to reshape its portfolio, counter increasing competitive pressures in Western countries and improve margins, the Packaging Group is pursuing plans to restructure certain businesses, notably Global Beauty Packaging and Food Packaging, Europe. A restructuring charge of $485 was taken in 2005 to reflect the ongoing implementation of this strategy. This charge is comprised of severance costs of $94, asset impairment charges of $331 and other charges of $60. In addition to these restructuring charges, other costs of $2 were recorded in Cost of sales and operating expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
8      RESTRUCTURING PROGRAMS (Continued)
In 2006, the Company incurred an additional $46 of restructuring charges. This charge is comprised of severance costs of $18, asset impairment charges of $9 and other charges of $19. The Company expects to incur an additional $8 of charges related to the activities initiated and approved as of 31 December 2005, and these restructurings should be completed during the first half of 2007.
In the fourth quarter of 2005, the Company recorded restructuring charges of $115 related to the closure of its aluminum smelter in Lannemezan (France), and its Steg primary aluminum smelter in Switzerland (Primary Metal) due to escalating energy costs. The closure process for Lannemezan began in June 2006 and is expected to be completed, at the latest, during the course of 2008. The closure of Steg was completed in April 2006. These charges were comprised of severance costs of $43, asset impairment charges of $61, and other charges of $11. In 2006, the Company incurred an additional $12 of restructuring charges related to the smelter in Lannemezan, comprising severance costs of $11 and other costs of $1. The Company expects to incur an additional $9 of restructuring charges related to the closure of the smelter in Lannemezan.
On 14 September 2005, the Company announced that its Subsidiary, Société Générale de Recherches et d’Exploitations Minières (Sogerem) (Bauxite and Alumina), had begun an information and consultation process with its employee representatives and local partners due to the exhaustion of mining resources in the Tarn region of France. Production at its fluorspar mining operations came to a close during the first half of 2006. In relation to this activity, the Company recorded restructuring charges of $9 comprising $6 of severance costs, $2 of other costs and $1 of asset impairment charges during the third quarter of 2005. In addition to the $9 of restructuring charges, $5 relating principally to additional asset retirement obligations was recorded, as a result of this activity, in Cost of sales and operating expenses. In 2006, the Company incurred additional other restructuring charges of $2. No further charges are expected to be incurred.
In the second quarter of 2005, the Company announced the restructuring of its Engineered Products facilities in Singen (Germany), and Sierre (Switzerland), in order to improve efficiency and ensure their long-term viability. Alcan will integrate its extrusion activities at the Singen and Sierre sites and restructure the automotive structures and composites into its operations at Singen. In 2005, the Company incurred $30 of severance charges. In 2006, the Company reversed $4 of severance charges in Singen (Germany) as certain affected employees were transferred to other businesses, and certain employees took advantage of voluntary severance and early retirement programs. This restructuring is expected to be completed in the short term.
In 2005, the Company incurred $5, mostly related to severance costs, in connection with the exit from the Mercus and Froges high-purity-metal processing operations in France (Engineered Products), which occurred during the first quarter of 2006. The Company incurred additional charges of $1 in 2006 related to this activity.
In 2005, the Company recorded other restructuring charges of $9 consisting of severance costs of $6 relating principally to additional Pechiney involuntary termination costs in Primary Metal and the closure of a balsa composites plant in Guayaquil (Ecuador) (Engineered Products), asset impairment charges of $2 related to a Pechiney facility in China (Engineered Products) and other costs of $1 in Primary Metal. In 2006, the Company incurred additional severance charges of $11 and other costs of $1 in Primary Metal.
2004 Restructuring Activities
In line with the Company’s objective of value maximization, the Company undertook various restructuring initiatives in 2004.
Pechiney
In 2004, the Company recorded liabilities of $193 for restructuring costs in connection with the exit of certain operations of Pechiney, and these costs were recorded in the allocation of the purchase price. These costs relate principally to severance costs of $121 related to the involuntary termination of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
8      RESTRUCTURING PROGRAMS (Continued)
Pechiney employees in France (Primary Metal, Engineered Products, Packaging and Other), as well as other severance costs of $54, principally comprising $21 relating to a plant closure in Barcelona (Spain) (Packaging), $17 relating to a planned plant closure in Flemalle (Belgium) (Entities transferred to Novelis), $5 relating to a plant closure in Garbagnate (Italy) (Packaging), and $1 relating to the downsizing of a plant in Kolin (Czech Republic) (Packaging). A restructuring provision of $21 related to the plant closure in Flemalle was transferred to Novelis in 2005 following the spin-off. In 2006, the Company incurred additional restructuring charges under this program comprising severance costs of $6 and other restructuring charges of $2 (Other).
Other 2004 restructuring activities
In the third quarter of 2004, the Company incurred restructuring charges of $19 relating to the consolidation of its UK aluminum sheet rolling activities in Rogerstone (Wales), in order to improve competitiveness through better capacity utilization and economies of scale. Production ceased at the rolling mill in Falkirk (Scotland), in December 2004. The charges include $6 of severance costs, $8 of asset impairment charges, $2 of pension costs, $3 of decommissioning, environmental costs and other charges. These entities and the related restructuring provision of $5 were transferred to Novelis in 2005 following the spin-off.
In 2004, the Company incurred restructuring charges of $7 relating to the closure of two corporate offices in the UK and Germany (Other). The charges include $4 related to severance costs and $3 related to lease exit costs and costs to consolidate facilities. In 2005, the Company incurred additional severance and exit costs of $2 in relation to the closure of its corporate office in the UK. The restructuring provision of $3 related to the closure of the corporate office in Germany was transferred to Novelis in 2005 following the spin-off.
In November 2004, the Company announced the downsizing of its Alcan Mass Transportation Systems business unit in Zurich (Switzerland) (Engineered Products), as a result of changing market conditions and business realities. In the fourth quarter of 2004, the Company incurred restructuring charges of $5 consisting of $4 of asset impairment charges, and $1 of other charges. In 2005, the Company incurred additional severance charges of $4, asset impairment charges of $1 and other costs of $3 relating to the downsizing of this business. In addition, the Engineered Products Group incurred restructuring charges of $9 in 2004 relating to both the closure of a composites facility in the US, and process reengineering at certain facilities in Switzerland and Germany. The 2004 charges consisted of severance costs of $6, asset impairment charges of $2 and other costs of $1.
In 2004, the Company incurred restructuring charges of $39 relating to exit costs incurred in connection with certain non-strategic packaging facilities located in the US and France. These charges consist of severance costs of $23, asset impairment charges of $11 and other charges of $5.
In early 2004, the Company permanently halted production at its Jonquière Söderberg primary aluminum facility in Saguenay (Quebec) (Primary Metal). As a result, the Company recorded charges of $14 in 2004 comprising $5 of severance costs, $5 of asset impairment charges, and $4 of other costs. In 2005, the Company incurred additional restructuring charges of $5 consisting of severance costs of $3 and other costs of $2.
2001 Restructuring Program
In 2001, the Company implemented a restructuring program aimed at safeguarding its competitiveness, resulting in a series of plant sales, closures and divestments throughout the organization. In the context of the Company’s objective of value maximization, a detailed business portfolio review was undertaken in 2001 to identify high cost operations, excess capacity and non-core products. Impairment charges arose as a result of negative projected cash flows and recurring losses. These charges related principally to buildings, machinery and equipment and some previously capitalized project costs. This program was essentially completed in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
8      RESTRUCTURING PROGRAMS (Continued)
In 2004, the Company recorded charges related to the 2001 restructuring program of $7, relating principally to the closure of facilities in the UK (Bauxite and Alumina) and the closure of cable operations in Canada and the US (Engineered Products), and recorded recoveries of US$14 relating principally to the sale of assets related to the closure of facilities in Glasgow (UK) (Entities transferred to Novelis) and other recoveries related to the closure of facilities in the UK (Bauxite and Alumina). Following the spin-off, $16 of the restructuring provision has been transferred to Novelis.
The schedule provided below shows details of the provision balances and related cash payments for the significant restructuring activities:

	As at 31 December 2006

		Asset
	Severance	Impairment
	Costs	Charges*	Other	Total

Provision balance as at 31 December 2003	80	—	40	120
2004:
Charges recorded in the statement of income	44	30	13	87
Charges recorded in the allocation of the Pechiney purchase price	175	—	18	193
Cash payments	(99)	—	(33)	(132)
Non-cash items	—	(30)	8	(22)

Provision balance as at 31 December 2004	200	—	46	246
2005:
Provisions transferred to Novelis	(31)	—	(14)	(45)
Charges recorded in the statement of income	204	400	81	685
Cash payments — net	(118)	—	(40)	(158)
Non-cash items	(12)	(400)	(16)	(428)

Provision balance as at 31 December 2005	243	—	57	300
2006:
Charges recorded in the statement of income	101	44	34	179
Cash payments — net	(160)	—	(39)	(199)
Non-cash items	15	(44)	9	(20)

Provision balance as at 31 December 2006	199	—	61	260

Note:

*	Fair value of assets was determined using discounted future cash flows.
The schedule provided below shows details of the charges by operating segment:
Charges (recoveries) recorded in the statement of income

	Year ended 31 December 2006

		Asset
	Severance	Impairment
	Costs	Charges	Other	Total

Bauxite and Alumina	2	11	2	15
Primary Metal	37	23	6	66
Engineered Products	15	—	3	18
Packaging	41	10	21	72
Other	6	—	2	8

Total	101	44	34	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
8      RESTRUCTURING PROGRAMS (Continued)

	Year ended 31 December 2005

		Asset
	Severance	Impairment
	Costs	Charges	Other	Total

Bauxite and Alumina	6	1	2	9
Primary Metal	51	61	14	126
Engineered Products	53	7	3	63
Packaging	94	331	60	485
Other	—	—	2	2

Total	204	400	81	685

	Year ended 31 December 2004

		Asset
	Severance	Impairment
	Costs	Charges	Other	Total

Bauxite and Alumina	—	—	(3)	(3)
Primary Metal	4	5	5	14
Engineered Products	7	6	4	17
Packaging	23	11	5	39
Entities transferred to Novelis	8	8	—	16
Other	2	—	2	4

Total	44	30	13	87

For the year ended 31 December 2006, $112 of the restructuring charges (recoveries) above are excluded from the measurement of the profitability of the Company’s operating segments (Business Group Profit), as they relate to major corporate-wide acquisitions or initiatives (2005: $588; 2004: $55). See note 33 — Information by Operating Segments.
Charges forming part of the allocation of the Pechiney purchase price in 2004

	Year ended
	31 December 2004

	Severance
	Costs	Other	Total

Primary Metal	50	2	52
Engineered Products	12	6	18
Packaging	42	5	47
Entities transferred to Novelis	17	2	19
Other	54	3	57

Total	175	18	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
9      INCOME TAXES

	2006	2005	2004

Income (Loss) from continuing operations before income taxes and other items
Canada	387	198	(144)
Other countries	1,986	125	723

	2,373	323	579

Current income taxes
Canada	(48)	(29)	9
Other countries	346	163	321

	298	134	330

Deferred income taxes
Canada	94	133	89
Other countries	273	(10)	(44)

	367	123	45

Income tax provision	665	257	375

The composite of the applicable statutory corporate income tax rates in Canada is 33% (2005 and 2004: 32%).
The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

	2006	2005	2004

Income taxes at the composite statutory rate	772	104	185
Differences attributable to:
Effect of a change in tax laws or enacted tax rates	(57)	42	(32)
Exchange translation items	(3)	69	89
Exchange revaluation of deferred income taxes	(8)	19	44
Unrecorded tax benefits — net	19	65	85
Investment and other allowances	(45)	(25)	(22)
Goodwill impairment	—	39	50
Withholding taxes	13	8	34
Reduced rate, tax exempt income and non-deductible expenses	19	(13)	(25)
Foreign tax rate differences	(30)	(31)	(40)
Prior years’ tax adjustments	(25)	(26)	(23)
Other — net	10	6	30

Income tax provision	665	257	375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
9      INCOME TAXES (Continued)
At December 31 the principal items included in Deferred income taxes are:

	2006	2005	2004

Liabilities
Property, plant, equipment and intangibles	1,381	1,376	1,765
Inventory	16	25	75
Other — net	216	140	113

	1,613	1,541	1,953

Assets
Tax benefit carryovers	1,259	1,468	1,505
Accounting provisions not currently deductible for tax	1,651	1,348	1,496

	2,910	2,816	3,001
Valuation allowance	1,353	1,459	1,530

	1,557	1,357	1,471

Net deferred income tax liability	56	184	482

Amounts recognized in the consolidated balance sheet consist of:
Deferred income tax asset — current	(152)	(150)	(214)
Deferred income tax asset — non-current	(989)	(863)	(870)
Deferred income tax liability — current	46	25	23
Deferred income tax liability — non-current	1,151	1,172	1,543

Net deferred income tax liability	56	184	482

At 31 December 2006, the Company had tax benefit carryovers of $1,209 relating to operating losses, $28 relating to capital losses and $22 relating to tax credits. Approximately $1,056 of these tax benefits have no expiry date, $29 expire in 2007 and $174 expire at various dates between 2008 and 2026.
The valuation allowance of $1,353 (2005: $1,459; 2004: $1,530) mainly relates to deferred tax assets of French subsidiaries for which the realization is not more likely than not. The current year’s decrease in the valuation allowance is primarily due to recognition of a portion of the tax benefits on previously unrecognized deferred tax assets of French subsidiaries as a result of improved operating results, partially offset by the effect of fluctuations in exchange rates. In 2006, $248 (2005: $5; 2004: $12) of the reversal of the valuation allowance was applied to reduce goodwill. If the valuation allowance is subsequently reversed, approximately $1,035 would be allocated to reduce goodwill as it relates to tax benefits from acquired companies.
10    INVESTMENT IN UNCONSOLIDATED AFFILIATES
At 31 December 2006, investments accounted for using the equity method and the ownership held by Alcan include principally:
Sor-Norge Aluminium AS (50%); Consortium Strojmetal A.S. Kamenice Alcan Singen GmbH (50%); Rhenaroll S.A. (50%); Halco (Mining) Inc. (45%); Queensland Alumina Limited (41.39%); Alcan Propack Chengdu Co. Ltd. (40%); Mineração Rio Do Norte S.A. (12.50%); Pechiney Reynolds Quebec Inc. (50%); Alucam — Compagnie Camerounaise de l’Aluminium (46.67%); Socatral — Société Camerounaise de Transformation de l’Aluminium (29.96%); Alcan Ningxia Aluminium Company Limited (50%); Sohar Aluminium Co. L.L.C. (20%).
The activities of the Company’s major equity-accounted investments include the procurement and processing of bauxite in Australia, Brazil and Guinea, smelting operations in Norway, Cameroon, Canada, and China, aluminum rolling operations in Cameroon, as well as packaging operations in France and China, engineered products operations in the Czech Republic.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
10    INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)
A summary of the combined financial information for these equity-accounted companies is set forth below.
Summary of Combined Financial Position

	2006	2005	2004

Current assets	1,093	951	1,091
Non-current assets	3,575	3,112	3,628

Total assets	4,668	4,063	4,719

Current liabilities	955	870	1,122
Non-current liabilities	1,311	813	1,052

Total liabilities	2,266	1,683	2,174

Net assets	2,402	2,380	2,545

Alcan’s equity in net assets	1,472	1,470	1,690

Summary of Combined Operations

	2006	2005	2004

Revenues	2,592	2,308	1,954
Costs and expenses	2,131	1,829	1,648
Income taxes	168	172	114

Net income	293	307	192

Alcan’s share of net income as reported in equity income	85	88	54

11    RELATED PARTY TRANSACTIONS
Alcan has transactions with certain investees accounted for under the equity method, generally with respect to the purchase of inventory in the ordinary course of business. The activities of the major equity-accounted investments are set out in note 10 — Investments in Unconsolidated Affiliates. These transactions are reflected in the consolidated Financial Statements as follows:

	2006	2005	2004

Year ended December 31:
Sales and operating revenues	315	158	95
Cost of sales and operating expenses	708	613	528
Other expenses (income) — net	(2)	(5)	(1)

As at December 31:
Trade receivables	82	39	198
Other receivables	55	—	—
Deferred charges and other assets	72	61	56
Payables and accrued liabilities	104	87	136
Short-term borrowings	56	79	34

12    ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known uncollectible

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
12    ALLOWANCE FOR DOUBTFUL ACCOUNTS (Continued)
accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts is as follows:

			Additions
	Balance at	Transfers	charged					Foreign	Balance
	beginning	to	to costs &			Write-		exchange	at end
Year	of year	Novelis	expenses	Acquisitions	Recoveries	offs	Divestments	adjustments	of year

2006	56	—	19	1	(15)	(4)	(2)	3	58
2005	99	(33)	17	—	(6)	(15)	(1)	(5)	56
2004	92	—	27	—	(7)	(17)	—	4	99
13    SALES OF RECEIVABLES
In March 2005, the Company entered into a program to sell to a third party an undivided interest in certain trade receivables, with limited recourse, for maximum cash proceeds of $200. The program has since been twice amended to increase the maximum cash proceeds to $215 in December 2005 and $400 in November 2006. The maximum credit exposure to the Company is held in reserve by the third party and is recorded in Deferred charges and other assets. The Company acts as a service agent and administers the collection of the receivables sold. As at 31 December 2006, the Company sold trade receivables of $465 (2005: $249) under this program, with $65 (2005: $34) held in reserve by the third party. This program replaces a $300 program that was discontinued in January 2005 due to the Novelis Spin-off. Under this previous program, the Company had sold trade receivables of $345 as at 31 December 2004 with $45 held in reserve by a third party.
The Company has also entered into other programs with certain financial institutions to sell certain trade receivables. Under one program, the Company entered into agreements to sell up to $125 (€95 million) (2005: $112 (€95 million); 2004: $129 (€95 million)) of selected receivables without recourse. As at 31 December 2006, the Company sold trade receivables of $125 (€95 million) (2005: $112 (€95 million); 2004: $129 (€95 million)) under this program, with $9 (€7 million) (2005: $8 (€7 million); 2004: $10 (€7 million)) held in reserve by third parties. Under another program, which was terminated on 2 November 2006, the Company had entered into an agreement to sell certain trade receivables of $50 (2005 and 2004: $60). As at 31 December 2005, the Company had sold trade receivables under this program of $60 (2004: $59) with $6 (2004: $6) held in reserve by a third party.
14    OTHER EXPENSES (INCOME) — NET
Other expenses (income) — net comprise the following elements:

	2006	2005	2004

Asset impairment charges not included in restructuring programs	40	28	70
Gain on disposal of businesses and investments — net (Note 19)	(6)	(32)	(35)
Provisions for (Recoveries of) legal claims (Note 27)	(52)	20	8
Environmental provisions	34	6	20
Interest revenue	(40)	(73)	—
Pechiney integration	—	3	38
Exchange losses (gains) — net	31	(56)	61
Derivatives losses — net	27	115	36
Other	43	(15)	123

	77	(4)	321

The 2006 asset impairment charges consist principally of $17 relating to the Gove alumina refinery in Australia, $5 related to the impairment of certain Primary Metal assets in Canada, and $4 related to the impairment of certain Engineered Products assets in Canada.
In 2006, the Company sold claims related to the Enron bankruptcy to a financial institution for combined proceeds of $62, recorded in Provisions for (Recoveries of) legal claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
14    OTHER EXPENSES (INCOME) — NET (Continued)
Included in the 2006 environmental provisions is $24 related to asset retirement obligation adjustments relating to closed sites.
The 2005 asset impairment charges consist of $12 related principally to the write-off of certain Bauxite and Alumina project costs in Australia, and $13 related to the impairment of certain Engineered Products assets primarily in Germany and Brazil. The majority of these charges arose as a result of negative projected cash flows.
Included in 2005 interest revenue is $33 related to interest received on income tax refunds.
The 2004 asset impairment charges consist principally of $65 related to the impairment of certain rolling assets in Italy that were transferred to Novelis in 2005 and arose as a result of negative projected cash flows. Fair values were determined based on either discounted cash flows or selling price.
Included in the 2004 other expenses is $34 related to severance and other exit costs not included in note 8 — Restructuring Programs as they were not part of major restructuring plans.
15    INVENTORIES

	2006	2005	2004

Aluminum operating segments
Aluminum	1,060	912	1,881
Raw materials	835	704	733
Other supplies	495	365	576

	2,390	1,981	3,190

Packaging operating segment
Raw materials and other supplies	311	297	347
Work in progress	155	133	147
Finished goods	330	323	356

	796	753	850

	3,186	2,734	4,040

16    DEFERRED CHARGES AND OTHER ASSETS
Deferred charges and other assets comprise the following elements:

	2006	2005	2004

Prepaid pension costs (Note 31)	42	176	197
Available-for-sale securities	77	76	52
Prepaid mining expenses	45	47	49
Debt financing costs	46	52	43
Reserve for receivables sold (Note 13)	74	42	10
Amount receivable on currency swap of debt	—	—	62
Long-term notes and other receivables	720	594	585
Other	83	65	132

	1,087	1,052	1,130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
17    INVESTMENTS
Investments comprise the following elements:

	2006	2005	2004

Companies accounted for under the equity method (Note 10)	1,472	1,470	1,690
Investments accounted for under the cost method	37	41	57

	1,509	1,511	1,747

18    PROPERTY, PLANT AND EQUIPMENT

	2006	2005	2004

Cost (excluding Construction work in progress)
Land and property rights	579	550	686
Buildings	3,303	3,011	3,909
Machinery and equipment	14,816	13,429	17,000

	18,698	16,990	21,595

Accumulated depreciation relates primarily to Buildings, and Machinery and equipment.
19    SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS
2006
Acquisitions
France
On 1 December 2006, Alcan acquired the remaining 70 per cent. stake of Carbone Savoie and certain related technology and equipment from GrafTech International Ltd. for $131 (net of cash acquired). Carbone Savoie is a producer of cathode blocks. The Company believes that this investment will strengthen its AP Series smelting technology platform and help to accelerate the development of potential breakthrough technologies. It will also secure its supply of cathode products for its current operations and extensive new project pipeline. As the transaction was completed at the end of 2006, a tentative purchase price allocation was performed on 1 December 2006 and, as permitted by accounting standards, the final valuation will be completed in early 2007. The results of operations of Carbone Savoie are included in the consolidated statement of income as of 1 December 2006. The purchase cost of $131 was allocated based on the preliminary fair values of the assets acquired and liabilities assumed as follows:

2006

Trade receivables	16
Inventories	28
Property, plant and equipment	73
Intangible assets(1)	35
Goodwill(2)	41

193
Payables and accrued liabilities	21
Short-term borrowings	6
Deferred income taxes — current	2
Deferred credits and other liabilities	1
Post-retirement benefits	5
Deferred income taxes — long-term	27

Fair value of net assets acquired at date of acquisition (net of cash acquired of $2)	131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
19    SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (Continued)
Notes:

(1)	The intangible assets are amortized over a period of 15 years.

(2)	See note 7 — Goodwill and Intangible Assets. The goodwill is not deductible for tax purposes.
In 2006, the Company made the following other five acquisitions for a total cost of $57:
United States
The business and assets of Penske Composites, LLC, a leading manufacturer of reinforced structural urethane core material products for the marine and industrial markets.
Asia and Other Pacific
The operating assets of Daifu Industries Co. Ltd, a supplier of foil and plastic lidding for food packaging in Thailand.
All Other
The packaging assets and business of Recubrimientos y Laminaciones de Papel, S.A. de C.V. (Relapasa), of Monterrey (Mexico).
An increase in ownership of Alcan Packaging Mohammedia to 97.4 per cent. by purchasing an additional 34.4 per cent. for $8. Alcan Packaging Mohammedia, located in Morocco, is specialized in dairy packaging.
Other Europe
The shares of VTS Clima Ltd., a food flexible packaging company located in Russia.
Sales
In 2006, the Company sold the following businesses and investments. All gains and losses on disposals and asset impairment charges reported below are recorded in Other expenses (income) — net.
France
The Froges rolling mill to Industrie Laminazione Alluminio S.p.A. based in Sardinia, Italy for net proceeds of ($5), resulting in a gain on disposal of $2.
The high-purity activity at the Mercus processing mill to Praxair Inc. for net proceeds of $2, resulting in a gain on disposal of $2.
The Chambéry operation to Compagnia Generale Alluminio S.p.A. for net proceeds of $8, resulting in no gain or loss on disposal. During the first quarter of 2006, the Company had recorded an impairment charge of $2 based on the expected divestiture.
The Lir France beauty packaging facility for net proceeds of ($3), resulting in no gain or loss on disposal. A provision of $9 was recorded in the fourth quarter of 2005 based on the expected loss on disposal.
The Cebal Aerosol business to its current management team and to Natexis Investissement Partners, for net proceeds of $16, resulting in a loss on disposal of $3. An impairment charge of $20 was recorded in the fourth quarter of 2005 as a result of the expected divestiture.
United States
Selected assets of the North American Food Packaging Plastic Bottle business to Ball Corporation for net proceeds of $182, resulting in a loss on disposal of $4.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
19    SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (Continued)
The Wheaton Science Products business in New Jersey (US) to River Associates Investments, LLC, for net proceeds of $35, resulting in a gain on disposal of $4.
Asia and Other Pacific
The 51 per cent. ownership in the Joint Venture Baotou Pechiney and Baolu High Purity Aluminium Company Limited, located in China, for net proceeds of $3, resulting in a gain on disposal of $4.
Other Europe
The food packaging plant in Zaragoza (Spain), to Kostova System, S.L., for net proceeds of $7, resulting in a gain on disposal of $1. During the fourth quarter of 2005, the Company had recorded an impairment charge of $4 as a result of the expected divestiture.
Investments
In 2006, the Company acquired investments accounted for under the cost method for a total cost of $13, and disposed of investments accounted for under the cost method for total proceeds of $13, resulting in a net gain on disposal of $6.

2005

Acquisitions
In 2005, the Company made the following seven acquisitions for a total cost of $75:
Canada
Interglass, a privately owned company located in Woodbridge (Ontario Canada), specializing in the converting of glass tubing.
United States
PreWired Systems LLC based in Pacoima (California), a company specializing in manufactured wiring systems for the electrical industry.
Asia and Other Pacific
The tobacco packaging interests of CM Printing Sdn Bhd in Malaysia. Located at Rawang, Alcan Packaging Malaysia Sdn Bhd will incorporate modern equipment and infrastructure to further complement Alcan Packaging’s existing tobacco and flexibles printing capability in South-East Asia.
The capsules and closures distribution businesses of Classic Packaging and Nellie Products, which were subsidiaries of Foster’s Group, an Australian beer, wine and spirit producer.
The remaining 35% stake of Alcan Packaging Propack Co. Limited, the Company’s Chinese Subsidiary specialized in food flexible and pharmaceutical packaging.
France, United Kingdom, Germany, Other Europe
The assets of Parkside International’s flexible food packaging plant in Zlotow (Poland), following the approval of Polish and German anti-trust authorities.
Alcan Service Centres, part of the Engineered Products Business Group, took full ownership of Almet AG by purchasing the outstanding 36.6% minority interest held by its then current management team.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
19    SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (Continued)

Sales
France, United Kingdom, Germany, Other Europe
Guardian Espanola S.A. to its then current local management team for net proceeds of nil, and recorded a gain on disposal of $2. Located in Vitoria (Spain), Guardian Espanola S.A. produces flexible packaging and promotional items.
The aluminum tubes business for net proceeds of $10 and recorded a loss on disposal of $15 to its then current management team and 21 Centrale Partners, an investment fund specialized in high potential mid-size industrial companies. The sale consists of three plants located in Saumur (France), Kolin (Czech Republic) and Cividate al Piano (Italy).
The air freight container business, a minor part of its operations at its Singen (Germany) facility, to Driessen Aerospace Group in the Netherlands. The recognition of the sale was deferred until the fourth quarter of 2005 due to the Company’s continuing involvement in the business. Net proceeds on the sale of this business were $3 and the gain on disposal was $2.
Decoplast, its European Beauty blow-molded bottle business, to IPH Groupe Spid, for net proceeds of nil and recorded a loss on disposal of $7. The sale includes the two sites of Decoplast in La Roche-sur-Foron and Senlis in France.
Pet Plas Packaging Ltd., a food plastic bottles company to Esterform Packaging Limited, based in the UK, for net proceeds of $19 and recorded a loss on disposal of $7.
Alcan Print Finishers Ltd., the UK decorative print finishing company, to Celloglas Holdings Limited for net proceeds of $29 and recorded a loss on disposal of $2.
Alcan Packaging Sutton Ltd. in the UK and the Italian Laffon plant. Alcan Packaging Sutton Ltd., a major supplier of tinplate cans and decorated tinplate containers, was sold to the Impress Group for net proceeds of $51 and the Company recorded a gain on disposal of $18. The Laffon plant, located in Venegono (Italy), manufactures mass-market stock compacts and was sold to its General Manager, Luca Rossi, for net proceeds of ($3) and a loss on disposal of $4 was recorded.
A 50 per cent. investment in AirlesSystems SAS for net proceeds of $17 and recorded a gain on sale of $9.
A cost investment in Impress Metal for net proceeds of $60 and recorded a gain on disposal of $42.

2004
Asia and Other Pacific
On 10 March 2004, the Company announced that it had secured the necessary regulatory and government approvals to move forward with its previously announced definitive Joint Venture agreement, signed in October 2003, with the Qingtongxia Aluminium Group Company Limited and the Ningxia Electric Power Development and Investment Co. Ltd. Under the agreement, Alcan invested $110 for a 50% participation and for a secure power supply in an existing 150-kilotonne (kt) modern pre-bake smelter located in the Ningxia autonomous region in the People’s Republic of China.
The agreement provides for the Joint Venture to obtain long-term access to dedicated power on competitive terms sufficient to meet the energy requirements of the smelter. The Joint Venture also gives Alcan a substantial operating role and the option to acquire, through additional investment, up to 80% of a new 250-kt potline, already under construction. The investment is accounted for using the equity method.
Other Europe
In 2004, the Company recorded in Other expenses (income) — net a gain of $46 due to the dilution of its ownership interest in Aluminium & Chemie Rotterdam B.V. (Primary Metal).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
19    SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (Continued)
All Other
Subsequent to a Memorandum of Understanding signed in June 2004, on 23 February 2005, the Company announced the signing of a Shareholders’ Agreement with Oman Oil Company S.A.O.C. (OOC) and the Abu Dhabi Water and Electricity Authority (ADWEA). On 12 December 2005, the Company announced that, together with its partners, they will proceed with the construction of a $1.7 billion, 350-kt per year (kt/y) primary aluminum smelter in Sohar (Oman), in which the Company will hold a 20 per cent. equity interest. The Company licensed its AP35 smelter technology for use in the newly constructed smelter and is providing assistance and support for the construction and operation of the smelter. Production is expected to begin in the second quarter of 2008 and the smelter is expected to be fully operational by the fourth quarter of that year. The Company has the option of acquiring up to 60 per cent. of a planned second potline for an additional 350 kt/y of aluminum.
20               ASSET RETIREMENT OBLIGATIONS
These liabilities consist primarily of environmental remediation costs, resulting from normal operations, associated with certain bauxite residue disposal sites at its alumina refineries, the disposal of certain of its spent potlining associated with smelter facilities and certain closed sites.
The following is a reconciliation of the aggregate carrying amount of liabilities for asset retirement obligations (AROs).

	2006	2005	2004

Balance — beginning of year	659	624	563
Acquisition of Pechiney	—	—	8
Liabilities incurred	53	82	20
Liabilities settled	(21)	(15)	(36)
Accretion expense	35	27	26
Foreign exchange adjustments	18	(5)	40
Revisions in estimated cash flows	39	(54)	3

Balance — end of year	783	659	624

The Company may have other AROs that may arise in the event of a plant closure. An ARO has not been recorded for these obligations due to the fact that the liability is not reasonably estimable, as the plants have indeterminate economic lives.
21               DEFERRED CREDITS AND OTHER LIABILITIES
Deferred credits and other liabilities comprise the following elements:

	2006	2005	2004

Asset retirement obligations (long-term portion)	718	610	582
Environmental liabilities	175	183	237
Restructuring liabilities	90	76	13
Claims	110	130	155
Fair value of derivatives	343	321	235
Other	351	288	299

	1,787	1,608	1,521

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
22               DEBT NOT MATURING WITHIN ONE YEAR

	2006	2005	2004

Alcan Inc.
Commercial paper — CAN$(CAN$605 million)(A)	519	428	703
Commercial paper — US$(A)	299	238	116
5.5 per cent. Euro note	—	710	813
6.25 per cent. Debentures, due 2008	200	200	200
6.45 per cent. Debentures, due 2011	400	400	400
4.875 per cent. Global notes, due 2012(B)	500	500	500
4.50 per cent. Global notes, due 2013	500	500	500
5.20 per cent. Global notes, due 2014	500	500	500
5.00 per cent. Global notes, due 2015(B)	506	500	—
7.25 per cent. Debentures, due 2028	100	100	100
7.25 per cent. Debentures, due 2031	400	400	400
6.125 per cent. Global notes, due 2033	750	750	750
5.75 per cent. Global notes, due 2035	300	300	—
Bank loans	—	—	29
Bank loan(D)	—	—	500
Other debt, due 2017 and 2033 (CAN$14 million)	13	12	11
Alcan France S.A.S. (formerly Pechiney S.A.)
Bank loan, due 2008 (€138 million)(C)	183	163	187
Bank loan, due 2008 (€45 million)(C) (E)	59	53	61
3.45 per cent. Bank loan	—	48	54
Commercial paper — Euro(A)	—	—	160
5.10 per cent. Debentures	—	—	313
2.15 per cent. Equity link bonds	—	—	83
Bank loans, due 2007/2010 (€11 million)(F)	15	13	—
Other debt, due 2007/2013 (€7 million)(C)	10	17	15
Aluminium Pechiney SPV
Bank loan, due 2007/2013(C)	75	88	89
Aluminium Dunkerque
Credit facility, due 2016 (€33 million)	43	30	63
Bank loan	—	—	27
Alcan Finance Jersey Limited
Euro Medium Term Note Program (EMTN)
EMTN, due 2008 (€13 million)(C) (G)	17	15	18
EMTN, due 2008 (€8 million)(C) (G)	11	10	11
Alcan Corporation
Commercial paper — US$(A)	20	—	—
Teckpack Asia
Bank loans, due 2007/2010(C)	17	22	26
Alcan Holdings France
Bank loans(F)	—	—	18
Alcan Taihan Aluminium Limited(H)
4.55 per cent. Bank loan	—	—	70
4.80 per cent. Bank loan	—	—	39
4.55 per cent. Bank loan	—	—	24
Other bank loans	—	—	2
ALA (Nevada) Inc.
Bank loan	—	—	60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
22    DEBT NOT MATURING WITHIN ONE YEAR (Continued)

	2006	2005	2004

Other
Bank loans, due 2007/2015(C)	19	30	28
Other debt, due 2007/2033(C)	56	40	44

	5,512	6,067	6,914
Debt maturing within one year included in current liabilities	(36)	(802)	(569)

	5,476	5,265	6,345

(A)	Effective 16 June 2006, the Company replaced its $3,000 multi-currency, five-year, committed global credit facility that was in place since April 2004, with a new two-tranche multi-currency, committed global credit facility with a syndicate of international banks. This new facility is comprised of a $2,000 5-year tranche, maturing in June 2011, and a $1,000 364-day tranche which may be extended by two years at the Company’s option. This facility is available for general corporate purposes and is primarily used to support the commercial paper programs.

In addition to its existing commercial paper program in Canada ($3,000), the Company had reinstated in 2005, two commercial paper programs, one in France (€1 billion) and another in the US ($2,000). The Company guarantees the commercial paper under these two programs. Starting April 2005, Alcan Pechiney Finance S.A. replaced Alcan France S.A.S. as the commercial paper issuer in Europe. In October 2005, a new commercial paper program in the US was also initiated with Alcan Corporation as the issuer; it replaced the program of Alcan Aluminum Corporation, which was cancelled in early 2005 following the Novelis Spin-off. At any point in time, the total combined issuance limit for all three programs cannot exceed $3,000.

In 2006, CAN$ denominated commercial paper borrowings of CAN$605 million (2005: CAN$498 million; 2004: CAN$2,433 million) were swapped through the use of forward exchange contracts for $530 (2005: $425; 2004: $1,995).

The pre-swap interest rates on the CAN$ denominated commercial paper ranged from 4.15% to 4.35% in 2006 (2005: 2.69% to 3.51%; 2004: 2.23% to 2.78%). The interest rates on the US$ denominated commercial paper of Alcan Inc. ranged from 5.21% to 5.49% in 2006 (2005: 4.05% to 4.46%; 2004: 1.75% to 2.53%). The interest rate on the US$ denominated commercial paper of Alcan Corporation was 5.35% in 2006. In 2004, interest rates on the Euro-denominated commercial paper ranged from 2.16% to 2.67%.

As at 31 December 2006, 2005 and 2004, the Company had both the intention and the ability, through its long-term credit facilities, to refinance its commercial paper borrowings on a long-term basis and has classified them as Debt not maturing within one year with the exception of $1,500 ($1,324 of CAN$ denominated commercial paper (CAN$1,589 million) and $176 of US$ denominated commercial paper), which was classified as Short-term borrowings as at 31 December 2004, as these borrowings were repaid during the first quarter of 2005.

Following the Novelis Spin-off, Alcan settled amounts due from Novelis and received net proceeds of approximately $2.5 billion in the first quarter of 2005. In addition to these proceeds, approximately $200 in debt was transferred to Novelis. These net proceeds were used to reduce two term loans and Alcan’s commercial paper balance included in Short-term borrowings and in Debt maturing within one year in Alcan’s consolidated Financial Statements as at 31 December 2004.

(B)	In 2006, the Company entered into interest rate derivatives to swap interest payments on $600 of its long-term debt from fixed to floating ($500 relating to the 5.00 per cent. Global notes due in 2015 and $100 to the 4.875 per cent. Global notes due in 2012). The fair market value of these derivatives is $5 as at 31 December 2006. These derivatives have been designated as fair value hedges of the underlying fixed rate debt and both the debt and the derivatives are recorded at fair value in the Financial Statements.

(C)	Interest rates fluctuate principally with the lender’s prime commercial rate, the commercial bank bill rate, or are tied to LIBOR/ EURIBOR/ SIBOR rates.

(D)	In August 2004, Alcan Aluminium Corporation redeemed the Floating Rate Notes (FRNs) that were due in December 2005. Alcan Inc. refinanced the FRNs with a bank loan due in 2006 that was repaid during the first quarter of 2005.

(E)	On 14 November 2005, Alcan France S.A.S. exercised an option to convert the interest rate on this loan from fixed (4.80 per cent.) to floating.

(F)	In 2005, the debt of Alcan Holdings France was transferred to Alcan France S.A.S.

(G)	The EMTNs of principal amounts of €13 million and €8 million were swapped for £9 million and £5 million, respectively.

(H)	In December 2004, Alcan Taihan Aluminium Limited (ATA) entered into a $70 floating rate long-term loan, which was subsequently swapped for a 4.55 per cent. fixed rate KRW 73 billion loan. In 2004, ATA also entered into two new long-term floating rate loans of KRW 40 billion and KRW 25 billion that were swapped for fixed rates of 4.80 per cent. and 4.45 per cent., respectively. These loans replaced the KRW 30 billion and KRW 20 billion floating rate loans, that were outstanding in 2003 and that matured in 2004, of which $25 was swapped to fixed interest rates. In 2004, interest on the KRW 2 billion loans ranged from 3.00 per cent. to 5.50 per cent. and the Company had swapped interest rates to 2007 on $63 of its floating rate debt to fixed. ATA is an entity included in the Novelis Spin-off. Accordingly, these borrowings, and associated interest rate derivatives, were transferred to Novelis upon completion of the spin-off on 6 January 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
22    DEBT NOT MATURING WITHIN ONE YEAR (Continued)
Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $36 in 2007, $511 in 2008, $26 in 2009, $17 in 2010 and $1,253 in 2011. All commercial paper debt repayments are included in 2011 when the multi-currency, five year, committed global credit facility matures.
23    PREFERENCE SHARES

Authorized
An unlimited number of preference shares issuable in series. All shares are without nominal or par value.

Authorized and Outstanding
In 2006, 2005, and 2004, there were 5,700,000 series C and 3,000,000 series E non-retractable preference shares authorized, of which 5,699,900 and 2,999,000, respectively, were outstanding as at 31 December 2006 and 2005 (2004: 5,700,000 series C and 3,000,000 series E shares), with stated values of $106 and $54, respectively.
Preference shares, series C and E, are eligible for quarterly dividends based on an amount related to the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods. The dividends on series C and E preference shares are cumulative.
Preference shares, series C and E, may be called for redemption at the option of the Company on 30 days’ notice at CAN$25.00 per share.
Any partial redemption of preference shares must be made on a pro rata basis or by lot.
24    COMMON SHARES
The authorized Common Share capital is an unlimited number of Common Shares without nominal or par value. On 26 February 2007, there were 367,434,802 Common Shares outstanding. Changes in outstanding Common Shares are summarized below:

	Number (in thousands)			Stated Value

	2006	2005	2004	2006	2005	2004

Outstanding — beginning of year	371,921	369,930	365,181	6,181	6,670	6,461
Net impact of Novelis Spin-off	—	—	—	—	(576)	—
Issued for cash:
Executive share option plan (Note 25)	3,007	1,354	1,760	104	46	60
Liquidity Agreement (Note 25)	934	118	276	33	4	12
Share purchase plan	581	382	540	25	12	24
Issued under dividend reinvestment plan	116	137	91	5	5	4
Issued in exchange for tendered Pechiney shares*	—	—	2,082	—	—	82
Transfer of additional paid-in capital upon exercise of stock options	—	—	—	51	20	27
Purchased for cancellation	(9,831)	—	—	(164)	—	—

Outstanding — end of year	366,728	371,921	369,930	6,235	6,181	6,670

(*)	As at 31 December 2006, 872 of these Shares (2005 and 2004: 872 Shares) with a stated value of $31 (2005: $31; 2004: $35) are held by a Subsidiary as a result of the Pechiney acquisition. In 2004, 692 Shares with a stated value of $27 were issued to a Subsidiary and subsequently sold by the Subsidiary on the open market in January 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
24    COMMON SHARES (Continued)

Shareholder Rights Plan
In 1990, shareholders approved a plan whereby each Common Share of the Company carries one right to purchase additional Common Shares. The plan, with certain amendments, was reconfirmed at the 1995 Annual Meeting and further amendments were approved at the 1999 Annual Meeting. The plan was reconfirmed with no amendments at the 2002 Annual Meeting. The plan was again reconfirmed for a three-year period with further amendments at the 2005 Annual Meeting. The rights under the plan are not currently exercisable but may become so upon the acquisition by a person or group of affiliated or associated persons (Acquiring Person) of beneficial ownership of 20%. or more of the Company’s outstanding voting shares or upon the commencement of a takeover bid. Holders of rights, with the exception of an Acquiring Person, in such circumstances will be entitled to purchase from the Company, upon payment of the exercise price (currently $100.00), such number of additional Common Shares as can be purchased for twice the exercise price based on the market value of the Company’s Common Shares at the time the rights become exercisable.
The plan has a permitted bid feature that allows a takeover bid to proceed without the rights under the plan becoming exercisable, provided that it meets certain minimum specified standards of fairness and disclosure, even if the Board does not support the bid.
The plan expires in 2008, but may be redeemed earlier by the Board, with the prior consent of the holders of rights or Common Shares, for $0.01 per right. In addition, should a person or group of persons acquire outstanding voting shares pursuant to a permitted bid or a share acquisition in respect of which the Board has waived the application of the plan, the Board shall be deemed to have elected to redeem the rights at $0.01 per right.

Share Repurchase Program
The Company established a Share repurchase program that commenced on 2 November 2006 and will terminate at the latest on 1 November 2007. The Company may purchase up to 18,800,000 Common Shares, representing approximately 5 per cent. of the outstanding Common Shares at 27 October 2006, i.e. 376,407,558 Common Shares, under a normal course issuer bid.
Purchases may be made on the Toronto Stock Exchange and the New York Stock Exchange. The Common Shares purchased under the program will be cancelled. As at 31 December 2006, the Company had repurchased a total of 9,831,200 Common Shares for a total cost of $466. A charge of $302 was recorded in Retained earnings for the excess of the purchase price over the stated value of the Common Shares.
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION

Alcan Executive Share Option Plan
Under the Alcan Executive Share Option Plan, certain key employees may purchase Common Shares at an exercise price that is based on the market value of the Shares on the date of the grant of each option. These Common Shares are issued from treasury. Options granted beginning in 1998 vest (not less than three months after the grant date) in respect of one-third of the grant when the market value of the Share has increased by 20% over the exercise price, two-thirds of the grant when the market value of the Share has increased by 40%, and the entire amount of the grant when the market value of the Share has increased by 60%. The market value must exceed these thresholds for at least 21 consecutive trading days. All options that do not attain the thresholds above vest nine years after the grant date. All options expire ten years after the grant date. In the event of death or retirement, any remainder of this ten-year period in excess of five years is reduced to five years, and the said thresholds are waived. Options granted before 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next ten years. Upon consummation of the combination with Alusuisse Group Ltd. on 17 October 2000, all options granted prior to the consummation were vested. In respect of certain options granted to certain senior executives in 1996, 1997 and 1998, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
granted further options which became effective upon the exercise of the associated options and upon the executive placing at least one-half of the Common Shares resulting from the exercise of these options in trust with an agency named by the Company, for a minimum period of five years. The exercise price of these options is based on the market value of the Common Shares on the exercise date of the associated options. These options are exercisable in the same manner, and will also terminate on the same date, as the associated options. The vesting provisions of these options are identical to those of the associated options.
On 6 January 2005, Alcan Executive Share Options to purchase 1,368,686 Shares, granted to Novelis employees who were Alcan employees immediately prior to the spin-off, were cancelled.
As a result of the Novelis Spin-off, Alcan Executive Share Options held prior to the Novelis Spin-off were converted to new options, the number and exercise prices of which were based on the trading prices of Alcan Shares immediately before and immediately after the effective date of the spin-off to preserve the economic value of the option grants. This amounted to a conversion ratio of one Share under the original grants to 1.1404 Shares under the new options and the exercise price per option was reduced accordingly. All other terms remained the same as before the spin-off.
Changes in the number of Shares under options as well as the average exercise price are summarized below:

	Number of Shares Under			Weighted Average
	Options (in thousands)			Exercise Price (CAN$)

	2006	2005	2004	2006	2005	2004

Outstanding — beginning of year	11,295	10,410	9,566	43.40	50.96	47.49
Net impact of Novelis Spin-off	—	(100)	—	—	N/A	—
Granted	167	2,866	2,679	49.59	38.26	58.13
Exercised (Note 24)	(3,007)	(1,354)	(1,760)	39.30	39.84	43.25
Forfeited/expired	(315)	(527)	(75)	44.59	45.11	45.95
Outstanding — end of year	8,140	11,295	10,410	44.99	43.40	50.96

Exercisable — end of year	3,329	3,411	4,285	40.89	40.59	45.98

Shares under Options Outstanding at 31 December 2006

			Weighted Average
Number of Shares		Weighted Average	Remaining
under Options	Range of Exercise	Exercise Price	Contractual Life
(in thousands)	Price (CAN$)	(CAN$)	(Years)

488	30.43 - 35.00	33.83	4.79
2,250	35.01 - 40.00	38.35	8.16
877	40.01 - 45.00	40.91	3.59
1,383	45.01 - 50.00	46.64	6.69
3,142	50.01 - 56.34	51.90	6.39

8,140	30.43 - 56.34	44.99	6.53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
Shares under Options Exercisable and Fully Vested at 31 December 2006

			Weighted Average
Number of Shares		Weighted Average	Remaining
under Options	Range of Exercise	Exercise Price	Contractual Life
(in thousands)	Price (CAN$)	(CAN$)	(Years)

488	30.43 - 35.00	33.83	4.79
1,379	35.01 - 40.00	38.42	7.84
598	40.01 - 45.00	40.97	3.25
462	45.01 - 50.00	46.35	5.71
402	50.01 - 56.34	51.57	3.93

3,329	30.43 - 56.34	40.89	5.80

At 31 December 2006, the Company had 4,810,965 Alcan Executive Share Options that are expected to vest in future periods. These options have a weighted average exercise price of CAN$47.83 and a weighted average remaining contractual life of 7.04 years.
At 31 December 2006, the Company had 20,588,365 Shares reserved for issue under the Alcan Executive Share Option Plan.
The total intrinsic value of the Alcan Executive Share Options exercised in 2006 was $46 (2005: $8; 2004: $24). For the year ended 31 December 2006, the Company received $104 from the exercise of Alcan Executive Share Options (2005: $46; 2004: $60).
The total intrinsic value of Alcan Executive Share Options fully vested at 31 December 2006, is $45 (2005: $21; 2004: $46).
The fair value of options vested in 2006 is $32 (2005: $3; 2004: $2).
The fair value of each option grant is estimated on the date of grant. However, as a result of the Novelis Spin-off on 6 January 2005, the fair value of stock options outstanding subsequent to the spin-off was modified.
For all Alcan Executive Share Options granted subsequent to 31 December 2005, the fair value is estimated using a Monte Carlo simulation model. As the Alcan Executive Share Options contain a market condition, which should be reflected in the grant date fair value of the options, the Company prospectively changed its valuation technique based on further clarification provided in SFAS No. 123(R). The Monte Carlo simulation model explicitly considers market conditions and in doing so, provides a better estimate of fair value than the Black-Scholes option pricing model used in prior years. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying each market condition stipulated in the award. Assumptions used by the valuation models are:

	2006*	2005**	2004**

Dividend yield (%)	1.66	1.76	1.71
Expected volatility (%)	31.78	27.97	25.16
Risk-free interest rate (%)	4.89	4.05	3.88
Expected life (years)	N/A	6	6
Original term of awards (years)	10	N/A	N/A

*	Monte Carlo simulation model

**	Black-Scholes valuation model
Volatility is based on historical volatility. The risk-free interest rate is based on the yield of 7-year Treasury bonds. Dividend yield is based on the average yield.
Stock options are granted at an exercise price equal to the market price on the grant date. The weighted average grant date fair value for Alcan Executive Share Options issued in 2006 is $13.94 (2005: $8.71;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
2004: $9.23). The weighted average fair value of stock options granted in 2004 was revised due to the modification of stock options outstanding subsequent to the Novelis Spin-off on 6 January 2005.
Derived Service Period
For options granted during the year ended 31 December 2006, the requisite service period is derived for the three vesting tranches described above using the same Monte Carlo simulation. The fair values of the options for each of the first, second and third tranches are recognized as compensation expense over a requisite service period of one, two and three years, respectively. The Company changed its method of calculating the requisite service period for these options based on further clarification provided in SFAS No. 123(R), as the Alcan Executive Share Options contain a market condition.
For options granted prior to 1 January 2006, compensation expense is recognized over a requisite service period of no longer than nine years.
In 2006, the Company reviewed its long-term incentive compensation. As a result of this review, beginning in the third quarter of 2006, the practice of granting options under the Alcan Executive Share Option Plan has been suspended in favour of Restricted Share Units in accordance with the Restricted Share Unit Plan.
Pechiney Stock Option Plans
Under the stock option plans of Pechiney, now a wholly-owned Subsidiary of Alcan, certain officers and employees were granted options to subscribe to or to purchase Pechiney common shares. These options were last granted in April 2003.
As a result of the Pechiney acquisition, Alcan and Pechiney agreed on the terms of a liquidity agreement which has been made available to beneficiaries of Pechiney subscription and purchase options (“Liquidity Agreement”). The Liquidity Agreement allowed the holders of Pechiney options to either (a) exchange their Pechiney shares resulting from the exercise of the Pechiney options for Alcan Common Shares on the basis of a ratio equivalent to the consideration offered under Alcan’s public offer for Pechiney or (b) give up their Pechiney options and receive new options to subscribe for Alcan Common Shares on the basis of a ratio equivalent to the consideration offered under Alcan’s public offer for Pechiney. Upon the clearance by the French Autorité des marchés financiers of Alcan’s initial public offer for Pechiney securities on 16 July 2003, the Pechiney options became fully vested. The Alcan Common Shares are issued from treasury.
Changes in the number of Alcan Shares under Pechiney options as well as the average exercise price are summarized below:

	Number of Shares
	Under Pechiney Options			Weighted Average
	(in thousands)			Exercise Price (€)

	2006	2005	2004	2006	2005	2004

Outstanding — beginning of year	3,670	3,327	3,889	31.63	35.92	34.71
Impact of Novelis Spin-off(1)	—	461	—	—	N/A	—
Exercised (Note 24)	(936)	(118)	(276)	29.22	27.44	27.03
Exercised for Pechiney shares(2)	—	—	(152)	—	—	24.11
Forfeited/expired	(36)	—	(134)	29.94	—	32.43

Outstanding and exercisable — end of year	2,698	3,670	3,327	32.48	31.63	35.92

(1)	As a result of the Novelis Spin-off, the Pechiney options were converted in the same manner as described under the Alcan Executive Share Option Plan.

(2)	Pechiney options were exercised for 108 Pechiney shares (equivalent to 152 Alcan Common Shares under Pechiney options) during the period of the withdrawal offer, open from 23 January to 5 February 2004. On 6 February 2004, these Pechiney shares were purchased by Alcan for $7. No Alcan Common Shares were issued as a result of the exercising of these options during this period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
Shares under Pechiney Options Outstanding and Exercisable at 31 December 2006

Number of Shares			Weighted Average
under Options	Range of Exercise	Weighted Average	Remaining Contractual
(in thousands)	Price (€)	Exercise Price (€)	UAL Life (Years)

349	16.73 - 19.92	19.79	6.09
44	23.50 - 23.92	23.67	1.73
902	29.07 - 31.36	29.95	3.55
1,403	37.53 - 37.67	37.54	5.18

2,698	16.73 - 37.67	32.48	4.70

Under the terms of the Liquidity Agreement, a maximum of 3,890,542 Alcan Common Shares can be issued.
As part of the cost of the acquisition of Pechiney, an amount of $80 was recognized for the fair value of the Pechiney options and credited to Additional paid-in capital. The Black-Scholes valuation model was used to determine the fair value of Pechiney options. The weighted average assumptions used were a dividend yield of 2.19%, an expected volatility of 52.50%, a market risk-free interest rate of 3.99% and an expected life of seven years.
The total intrinsic value of Pechiney options exercised in 2006 was $13 (2005: $1; 2004: $5). In 2006, the Company received $33 from the exercise of Pechiney options (2005: $4; 2004: $12).
The total intrinsic value of Pechiney options exercisable at 31 December 2006 was $16 (2005: $13; 2004: nil).
Other Stock-Based Compensation Plans
Stock Price Appreciation Unit Plan
A small number of employees were entitled to receive Stock Price Appreciation Units (SPAU) instead of Alcan Executive Share Options due to certain local considerations in their countries of residence, whereby they were entitled to receive cash in an amount equal to the excess of the market value of a Common Share on the date of exercise of a SPAU over the market value of a Common Share as of the date of grant of such SPAUs. SPAUs vest in the same manner as the Alcan Executive Share Options granted beginning in 1998.
On 6 January 2005, 211,035 SPAUs, representing SPAUs held by Novelis employees who were Alcan employees immediately prior to the spin-off, were cancelled. The remaining SPAUs were converted in the same manner as described under the Alcan Executive Share Option Plan. All other terms remained the same as before the spin-off.
As described in note 3 — Accounting Changes — Share-Based Payment, the Company began recording all outstanding liability awards, previously recorded at intrinsic value, at fair value on 1 January 2006. Accordingly, the Company recorded an after-tax charge of $4 using the modified prospective application method in Cumulative effect of accounting change to record all outstanding SPAUs, previously measured at their intrinsic value, at their fair value. Prior periods have not been restated. The fair value of all outstanding SPAUs is estimated using the Monte Carlo simulation model described under the Alcan Executive Share Option Plan.
As of 1 January 2006, the SPAUs are accounted for as liability-classified awards under the provisions of SFAS No. 123(R), as they are settled in cash. These awards are measured at their fair value at grant date, and remeasured at each reporting period, until the SPAUs are settled. The fair value of the awards, which are estimated using the Monte Carlo simulation model, are amortized over the requisite service period of no longer than nine years.
In 2006, the Company reviewed its long-term incentive compensation. As a result of this review, beginning in the third quarter of 2006, the practice of granting SPAUs under the Stock Price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
Appreciation Unit Plan has been suspended in favour of Restricted Share Units in accordance with the Restricted Share Unit Plan.
The valuation model used the following assumptions at 31 December 2006:

Dividend yield (%)	1.5
Expected volatility (%)	32.8
Risk-free interest rate (%)	4.64
Volatility is based on historical volatility. The risk-free interest rate is based on the yield of 7-year Treasury bonds. Dividend yield is based on the average yield.
The change in SPAUs is as follows:

	Number of SPAU’S			Weighted Average
	(in thousands)			Exercise Price (CAN$)

	2006	2005	2004	2006	2005	2004

Outstanding — beginning of year	1,019	924	720	42.09	50.23	46.41
Net impact of Novelis Spin-off	—	(111)	—	—	N/A	—
Granted	—	222	275	—	38.57	58.15
Exercised	(299)	(6)	(59)	39.44	34.42	40.17
Forfeited/expired	(19)	(10)	(12)	48.86	47.74	52.58

Outstanding — end of year	701	1,019	924	43.04	42.09	50.23

Exercisable — end of year	340	359	320	39.98	39.77	45.10

SPAUs Outstanding at 31 December 2006

		Weighted Average	Weighted Average
Number of SPAUs	Range of Exercise	Exercise Price	Remaining Contractual
(in thousands)	Price (CAN$)	(CAN$)	UAL Life (Years)

82	34.04 - 35.00	34.04	3.91
157	35.01 - 40.00	38.26	8.70
132	40.01 - 45.00	40.86	4.15
176	45.01 - 50.00	46.16	5.35
154	50.01 - 50.99	50.99	7.68

701	34.04 - 50.99	43.04	6.22

SPAUs Exercisable at 31 December 2006

		Weighted Average	Weighted Average
Number of SPAUs	Range of Exercise	Exercise Price	Remaining Contractual
(in thousands)	Price (CAN$)	(CAN$)	UAL Life (Years)

82	34.04 - 35.00	34.04	3.91
87	35.01 - 40.00	38.26	8.68
81	40.01 - 45.00	40.86	3.79
88	45.01 - 50.00	46.16	3.97
2	50.01 - 50.99	50.99	4.58

340	34.04 - 50.99	39.98	5.11

At 31 December 2006, the Company had 360,462 SPAUs that are expected to vest in future periods. These SPAUs have a weighted average exercise price of CAN$45.92 and a weighted average remaining contractual life of 7.26 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
The total intrinsic value for SPAUs redeemed, which is equal to the amount the Company paid, in 2006 was $4 (2005: nil; 2004: $1).
The total intrinsic value of SPAUs fully vested at 31 December 2006 was $5 (2005: $2; 2004: $4).
The fair value of the SPAUs vested in 2006 was $5.
Total Shareholder Return Performance Plan
A number of employees are entitled to receive cash awards under the Total Shareholder Return (TSR) Performance Plan (TSR Plan), a cash incentive plan that provides performance awards to eligible employees based on the relative performance of the Company’s Common Share price and cumulative dividend yield compared to other companies included in the Standard & Poor’s Industrials Index measured over three-year periods commencing on 1 October 2005, 2004 and 2003. Generally, participants are only eligible for payment of cash awards under the TSR Plan if they are employed by the Company over the entire three-year period. If the performance results for the Company’s Common Shares ranks below the 30 percentile compared to all companies in the Standard & Poor’s Industrials Index, the employee will not receive an award. At the 30th percentile rank, the employee will be paid an award equal to 60% of the target. At the 50th percentile rank, the employee will earn a payout of 100% of the target, and at or above the 75th percentile rank, the employee will earn the maximum award, which is equal to 300% of the target set for the three-year period. The actual amount of the award (if any) will be prorated between the percentile rankings.
At various times in 2006, the TSR Plan was amended, including as follows: the comparator group of companies was changed from the Standard & Poor’s Industrials Index to the Standard & Poor’s Materials Index; and the maximum payout amount has been modified. At or above the 75th percentile rank, the employee will earn the maximum award, which is equal to 250% (rather than 300%) of the target. The actual amount of the award (if any) will be prorated between the percentile rankings.
As described below, under the Executive Deferred Share Unit Plan (ESDUP), eligible executives with fiscal residence in Canada may elect to receive Executive Deferred Share Units (EDSUs) for their total TSR award for that three-year period, instead of a cash payment. Subject to a pending ruling from the Canadian tax authorities, these executives, who make this election, will also receive from the Company an additional 20% of EDSUs for their TSR payout exchanged to encourage these executives to commit to a long-term investment in the Company. For the year ended 31 December 2006, 6,044 units (2005: 7,118 units), were granted to eligible executives. At 31 December 2006, 13,162 units were outstanding (2005: 7,118 units).
As described in note 3 — Accounting Changes — Share-Based Payment, the Company began recording all outstanding liability awards at fair value on 1 January 2006. Accordingly, on this date, the Company began recording all outstanding awards under the TSR Plan at fair value. The fair value of all outstanding TSR awards was estimated by using a Monte Carlo simulation model to simulate the total shareholder return for each of the peer companies over the term of the three-year period and to evaluate the Company’s percentile rank among the peer companies in order to determine the payout. The adoption of the fair value method did not have a material impact on the outstanding TSR awards on 1 January 2006. Prior to this date, the TSR awards were measured at their intrinsic value and the changes in market value recorded as an increase (or decrease) in compensation expense.
As of 1 January 2006, the TSR awards are accounted for as liability-classified awards under the provisions of SFAS No. 123(R), as the majority are settled in cash. These awards are measured at their fair value at grant date, and remeasured at each reporting period, until the TSR awards are settled. The fair value of the awards, which are estimated using the Monte Carlo simulation model, are amortized over the three-year periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
The valuation model used the following assumptions at 31 December 2006:

Alcan expected volatility (%)	31.01
Alcan expected correlation with market	0.47
Risk-free interest rate (%)	4.72
Expected market volatility (S&P 500) (%)	10.46
Volatility for all peers is based on historical volatility. The risk-free interest rate is based on the yield of 3-year Treasury bonds.
The peer company expected volatility and correlation with the market at 31 December 2006, is summarized as follows:

2004 and 2005 Grants	Volatility	Correlation with Market

Peer company average	26.89%	0.44
Peer company high	118.18%	0.68
Peer company low	12.56%	0.10

2006 Grants	Volatility	Correlation with Market

Peer company average	25.62%	0.54
Peer company high	52.19%	0.68
Peer company low	16.87%	0.33
In 2006, a total target cash award of $16 (2005: $18; 2004: $17) was granted, reduced by $1 (2005 and 2004: $1) due to forfeitures. The maximum payout for the target award issued on 1 October 2006 is $36 (2005: $49; 2004: $48).
The three-year period of the TSR Plan that commenced on 1 October 2003 was completed on 30 September 2006. The final rank for this three-year period was a combination of the percentile rankings for the periods before and after the Novelis Spin-off. The employees participating during this three-year period earned a payout of 41.74% of the target. In 2006, $4 was paid to these employees (2005: $18).
On 6 January 2005, all Novelis employees who were Alcan employees immediately prior to the spin-off ceased to actively participate in and accrue benefits under this plan. No cash payments were made to these employees as a result of the spin-off nor does Alcan have any liability to make future cash payments to these individuals.
Restricted Share Unit Plan
The Alcan Restricted Share Unit Plan (RSU Plan) is a new long-term incentive plan that was introduced in the third quarter of 2006.
The RSU Plan provides for the granting of Restricted Share Units (RSUs) to eligible participants. The RSUs have a vesting period of no longer than three years. The participants are credited additional RSUs corresponding to dividends declared on Common Shares. The RSUs are redeemed in cash, or an equivalent number of Common Shares purchased on the open market for fiscal residents in France (see below), at the end of the vesting period based on the fair market value (defined as the average of the closing prices of the Company’s Common Shares on the New York Stock Exchange (NYSE) over the previous 21 trading days on that date multiplied by the number of RSUs held by the participant).
In December 2006, a subplan to the RSU Plan that is applicable to fiscal residents in France (French RSU Plan) was adopted. The adoption of the French RSU Plan was necessary to accommodate the French fiscal regime. The RSUs granted under the French RSU Plan have a two-year vesting period. At the end of the two-year vesting period, the French participants will receive the same number of Common Shares in exchange of their RSUs. Any dividend declared during the two-year vesting period will be paid in cash. The French participants are not entitled to dispose of the Common Shares for two

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
years after the end of the vesting period. Prior to the end of the two-year vesting period, a French participant may elect to hold the Common Shares until termination of employment (retirement, resignation or death). If such election is made, the French participant will be entitled to receive an additional 20% of RSUs that will also be subject to another two-year vesting period and two-year holding period.
Subject to a pending ruling from the Canadian tax authorities and as described below, under the EDSUP, eligible executives with fiscal residence in Canada may elect to receive EDSUs in exchange for their RSU award earned under the RSU Plan for that three-year vesting period, instead of a cash payment. These eligible executives, who make this election, will also receive from the Company an additional 20 per cent. of EDSUs for the RSUs exchanged to encourage the eligible executive to commit to a long-term investment in the Company.
The RSUs are accounted for as liability-classified awards under the provisions of SFAS No. 123(R), as the majority will be settled in cash. These awards are measured at their fair value at grant date, and remeasured at each reporting period, until the RSUs are settled. The fair value of the award, which is equal to the closing price of an Alcan Common share on the NYSE, is amortized over the requisite service period of no longer than three years.
In 2006, 1,103,157 units (including 211,600 for the French RSU Plan) were granted and 35,305 units (nil for the French RSU Plan) were cancelled. At 31 December 2006, 1,067,852 units were outstanding.
Executive Deferred Share Unit Plan
Under the EDSUP, eligible executives with fiscal residence in Canada may elect, prior to the beginning of any particular year, to receive EDSUs for their Executive Performance Award (EPA) in respect of that year, instead of a cash payment. These executives may also elect to receive EDSUs for their TSR payout under the TSR Plan for the three-year period then ending and for their RSU award under the RSU Plan for the three-year period ending, instead of a cash payment in each case, subject to a pending ruling from Canadian taxation authorities. These eligible executives, who make this election, will also receive from the Company an additional 20% of EDSUs for their TSR payout and RSUs exchanged to encourage these executives to commit to a long-term investment in the Company.
The number of EDSUs is determined by dividing the amount so elected by the average price of a Common Share on the Toronto and New York stock exchanges at the end of the preceding year for the EDSUs related to the EPA, and at the end of the three-year vesting period for the EDSUs related to the TSR Plan. The number of EDSUs for the RSU Plan will equal the number of RSUs at the end of the three-year vesting period. Additional EDSUs are credited to each holder thereof corresponding to dividends declared on Common Shares. The EDSUs are redeemable only upon termination of employment (retirement, resignation or death).
The cash amount to be paid by the Company upon redemption is calculated by multiplying the accumulated balance of EDSUs by the average price of a Common Share on the said exchanges at the time of redemption. Under the terms of this plan, discretionary EDSUs may be granted as determined by the Board of Directors. On 6 January 2005, EDSUs held prior to the Novelis Spin-off were converted in the same manner as described under the Alcan Executive Share Option Plan.
The EDSUs are accounted for as liability-classified awards under the provisions of SFAS No. 123(R), as they will be settled in cash. These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.
In 2006, 11,776 units (2005: 8,988 units; 2004: 31,307 units) were granted, 6,044 units were issued in lieu of TSR cash awards (2005: 7,118 units; 2004: nil), 19,203 units were converted from Other Restricted Share Units (2005 and 2004: nil) and 11,439 units (2005: 18,878 units; 2004: 167,865 units) were redeemed. At 31 December 2006, 123,654 units (2005: 98,070 units; 2004: 88,414 units) were outstanding. In 2006, the Company paid nil for the redemption of units (2005: $1; 2004: $8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
Non-Executive Directors Deferred Share Unit Plan
Under the Non-Executive Directors Deferred Share Unit Plan, non-Executive Directors receive 50 per cent. of compensation payable in the form of Directors’ Deferred Share Units (DDSUs) and 50 per cent. in the form of either cash or additional DDSUs at the election of each non-Executive Director. The number of DDSUs is determined by dividing the quarterly amount payable by the average price of a Common Share on the Toronto and New York stock exchanges on the last five trading days of each quarter. Additional DDSUs are credited to each holder thereof corresponding to dividends declared on Common Shares. The DDSUs are redeemable only upon termination (retirement, resignation or death). The cash amount to be paid by the Company upon redemption is calculated by multiplying the accumulated balance of DDSUs by the average price of a Common Share on the said exchanges at the time of redemption. On 6 January 2005, DDSUs held prior to the Novelis Spin-off were converted in the same manner as described under the Alcan Executive Share Option Plan.
The DDSUs are accounted for as liability-classified awards under the provisions of SFAS No. 123(R), as they will be settled in cash. These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.
In 2006, 44,477 units were granted (2005: 47,914 units; 2004: 35,306 units) and 16,216 units were redeemed (2005: 15,378 units; 2004: 7,547 units). At 31 December 2006, 161,124 units (2005: 132,863; 2004: 87,240 units) were outstanding. In 2006, the Company paid $1 for the redemption of units (2005: $1; 2004: nil).
Other Restricted Share Units
Prior to September 2006, a small number of employees were granted other Restricted Share Units (Other RSUs). Additional Other RSUs are credited to each holder thereof corresponding to dividends declared on Common Shares. Other RSUs usually vest three years after the grant date. Each Other RSU carries the right to an amount equal to the average price of a Common Share on the Toronto and New York stock exchanges on the five trading days ending on the vesting date. As a result of the spin-off, Other RSUs held prior to the Novelis Spin-off were converted in the same manner as described under the Alcan Executive Share Option Plan.
In 2006, 15,825 units were granted (2005: 13,511 units; 2004: 627 units), 22,525 units were redeemed, 19,203 were converted into EDSUs and 1,131 units were cancelled (2005: 10,214 units redeemed and 1,581 units cancelled; 2004: no units redeemed and 963 units cancelled). At 31 December 2006, 24,753 units were outstanding (2005: 51,787 units; 2004: 45,164 units). In 2006, the Company paid US$1 for the redemption of units (2005 and 2004: nil).
The Other RSUs are accounted for as liability-classified awards under the provisions of SFAS No. 123(R), as the majority will be settled in cash. These awards are measured at their fair value at grant date, and remeasured at each reporting period, until settlement. The fair value of the award is amortized over the requisite service period of three years.
Retirement Eligible Employees
Prior to the adoption of SFAS No. 123(R) on 1 January 2006, the Company accounted for awards issued to retirement eligible employees using the nominal vesting period approach. Under this approach, compensation costs were recognized over the vesting period and, if the employee retired before the end of the vesting period, any unrecognized compensation cost was recognized at the date of retirement. Upon adoption of SFAS No. 123(R), the Company adopted the non-substantive vesting approach for all awards granted to retirement eligible employees subsequent to 1 January 2006. Under this approach, an award is vested when the employee’s retention of the award is no longer contingent on providing subsequent service. Therefore, any unvested and unrecognized compensation cost related to awards granted to employees who are retirement eligible is recognized immediately. If the Company would have applied the non-substantive vesting approach to all awards, instead of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
25    STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (Continued)
nominal vesting period approach, compensation expense would have increased (decreased) by ($15) in 2006 (2005: $11; 2004: ($12)).
Total Stock-Based Compensation Cost
Total stock-based compensation costs in 2006 are $82 (2005: $25; 2004: $27). These costs include stock-option expense of $40 for 2006 (2005: $19; 2004: $11) and other stock-based compensation expense of $42 for 2006 (2005: $6; 2004: $16). The total recognized tax benefit related thereto is $12 for the year ended 31 December 2006 (2005: $2 2004: $5). The fair value of all compensation costs not yet recognized is $87 as at 31 December 2006. The weighted average period over which these costs are expected to be recognized is 2.32 years.
26    RETAINED EARNINGS
At 31 December 2006, consolidated retained earnings include $3,589 (2005: $2,094; 2004: $2,929) of undistributed earnings of foreign Subsidiaries and foreign corporate Joint Ventures, some part of which may be subject to certain taxes. Generally, no provision is made for such taxes as it is management’s intention to permanently reinvest these earnings in the businesses. The determination of the unrecorded deferred income tax liability for temporary differences related to investments in foreign Subsidiaries and foreign corporate Joint Ventures that are considered to be permanently reinvested is not considered practicable. Consolidated retained earnings at 31 December 2006 include $216 (2005: $242; 2004: $175) of undistributed earnings of investments accounted for using the equity method.
27    COMMITMENTS AND CONTINGENCIES
On 14 December 2006, the Company announced plans to build a $550 pilot plant smelter at its Complexe Jonquière site to develop the Company’s proprietary AP50 smelting technology. The pilot plant is expected to produce 60,000 tonnes of aluminum annually. Engineering for the pilot plant has begun and construction is expected to begin in 2008. The AP50 pilot plant is the first step in a planned ten-year $1.8 billion investment program in Quebec’s Saguenay-Lac-Saint-Jean (SLSJ) region, involving up to an additional 390,000 tonnes of new smelting capacity by 2015, developed by the Company with the support of the government of Quebec, as well as the creation of 740 highly skilled jobs. As part of the investment program, the government of Quebec has agreed to provide financial support by means of loans and research and development tax incentives which are conditional on the completion of this investment program. Moreover, the government of Quebec has made available to the Company a new block of 225 MW of electrical power. The agreement between the Company and the government of Quebec contains specific obligations on the part of the company to fulfill (1) certain job creation commitments; (2) its commitment to operate certain production facilities for a certain period of time; and (3) its commitment to support SLSJ suppliers of specific goods and equipment.
In connection with the above-mentioned agreement with the Company, the Quebec government has retained various rights which allow it to cancel some or all of the new entitlements and benefits relating to water and power, including the financial support contemplated thereby, should there be either an acquisition of control of Alcan or a change in the location of its headquarters which has a negative impact on its commitment to or presence in Quebec. The Company’s Board of Directors has, however, a significant role in the management of any process relating to the determination of any such negative impact.
In 1997, as part of the claim settlement arrangements related to the British Columbia Government’s cancellation of the Kemano Completion Project, the Company obtained the right to transfer a portion of a power supply contract with BC Hydro to a third party. The Company sold the right to supply this portion to Enron Power Marketing Inc. (EPMI), a subsidiary of Enron Corporation (Enron). To obtain the consent of BC Hydro, the Company was required to retain a residual obligation for EPMI’s performance under the power supply contract in the event that EPMI became unable to perform, to a maximum aggregate amount of $100, with mitigation and subrogation rights. BC Hydro assigned its rights to receive the power to BC Hydro’s affiliate, Powerex Corporation (Powerex). On 2 December 2001, EPMI

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
27    COMMITMENTS AND CONTINGENCIES (Continued)
and Enron filed for protection under Chapter 11 of the US Bankruptcy Code and Powerex alleged that the Company owed it a termination payment of more than $100. On 17 January 2003, an arbitrator confirmed Powerex’s claim for $100. In 2003 and 2004, there were legal proceedings in Oregon and British Columbia related to the judicial review and enforcement of the 17 January 2003 arbitral award. On 7 October 2004, the Company and Powerex agreed to terminate all legal proceedings and, on 23 December 2004, Alcan paid to Powerex $110 in full and final payment of the claim (inclusive of accrued interest) and Powerex assigned its claims in both the Enron and EPMI bankruptcies to the Company. In November 2005, the Company and Enron entered into a stipulated agreement that (i) confirmed that the Powerex bankruptcy claims assigned to the Company were allowed claims, (ii) confirmed the amount of the claims, and (iii) expunged the Company’s claims against Enron/ EPMI (which arose out of the same facts and therefore were duplicative of the Powerex claims). On 15 December 2005, the United States Bankruptcy Court approved the stipulated agreement (the 10-day appeal period has since lapsed). On 19 January 2006, the Company sold the claims to a financial institution for combined proceeds of $62. These proceeds were recorded in the first quarter of 2006. See note 14 -Other expenses (income) — net.
On 22 January 2007, Alcan filed its leave to appeal application with the British Columbia (B.C.) Court of Appeal regarding the B.C. Utilities Commission 29 December 2006 decision to reject the amended and restated Long-Term Energy Purchase Agreement between Alcan and BC Hydro. The Company’s move follows BC Hydro’s similar filing on 22 January 2007 to the same court.
The Company has guaranteed the repayment of indebtedness by third parties or the indemnification of third parties for a total amount of approximately $279. Alcan believes that none of these guarantees is likely to be invoked. These guarantees relate primarily to debt held by equity-accounted Joint Ventures, employee housing loans, obligations relating to businesses sold and potential environmental remediation at former Alcan sites. Commitments with third parties and certain Related Companies for supplies of goods and services, including capital expenditures and environmental protection costs, are estimated at $1,272 in 2007, $531 in 2008, $519 in 2009, $506 in 2010, $470 in 2011 and $2,954 thereafter. Total payments to these entities, excluding capital expenditures, were $799 in 2006, $705 in 2005 and $593 in 2004. Some of the commitment contracts include a variable component for indexation to oil and coal prices that is not reflected in the associated commitments disclosed above.
The Company carries insurance covering liability, including defense costs, of Directors and officers of the Company, incurred as a result of their acting as such, except in the case of failure to act honestly and in good faith. The policy provides coverage against certain risks in situations where the Company may be prohibited by law from indemnifying the Directors or officers. The policy also reimburses the Company for certain indemnity payments made by the Company to such Directors or officers, subject to a $10 deductible in respect of each insured loss.
Minimum rental obligations are estimated at $80 in 2007, $71 in 2008, $60 in 2009, $46 in 2010, $42 in 2011 and $172 thereafter. Total rental expenses amounted to $199 in 2006, $180 in 2005 and $150 in 2004.
Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company is involved in proceedings arising out of laws regulating the discharge of materials into the environment or laws seeking to protect the environment, for which it has made accruals, in respect of 21 existing and former Alcan sites and third party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.
The Company has transferred to Novelis certain environmental contingencies.
Alcan has agreed to indemnify Novelis and each of its Directors, officers and employees against liabilities relating to:

•	liabilities of the Company other than those of an entity forming part of Novelis or otherwise assumed by Novelis pursuant to its separation agreement with Novelis;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
27    COMMITMENTS AND CONTINGENCIES (Continued)

•	any liability of the Company or its Subsidiaries, other than Novelis, retained by Alcan under the separation agreement; and

•	any breach by the Company of its separation agreement with Novelis or any of its ancillary agreements with Novelis.
Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that any losses in excess of accrued amounts would be sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances.
In addition, see reference to agreements between Alcan and Novelis in note 6, income taxes in note 9, asset retirement obligations in note 20, debt repayments in note 22 and financial instruments and commodity contracts in note 29.
28    CURRENCY GAINS AND LOSSES
The following are the amounts recognized in the Financial Statements:

	2006	2005	2004

Currency gains (losses) recorded in Income from continuing operations
Realized and unrealized gains (losses) on currency derivatives	24	(47)	(66)
Realized deferred translation adjustments*	(2)	10	—
Gains (Losses) on translation of monetary assets and liabilities	(31)	56	(62)

	(9)	19	(128)

Deferred translation adjustments** — beginning of year	264	1,063	609
Effect of exchange rate changes	759	(847)	616
Gains realized*	(13)	(18)	(32)
Deferred translation adjustments reclassified due to the Novelis Spin-off	7	(105)	—
Gains (Losses) on forward exchange contracts, net of tax, or translation of debt designated as an equity hedge of foreign subsidiaries	—	167	(123)
Gains (Losses) on translation of a convertible loan to a Subsidiary forming part of the net investment	—	4	(7)

Deferred translation adjustments — end of year	1,017	264	1,063

*	The gain of $13 realized in 2006 includes ($2) related principally to the sale of the Cebal Aerosol business, and $15 recorded in Income (Loss) from discontinued operations related to the sale of certain non-strategic assets in the Engineered Products group.

The gain of $18 realized in 2005 includes $10 recorded in Income from continuing operations, relating principally to the sale of Alcan Packaging Sutton Ltd., Alcan Print Finishers Ltd., and the Italian Laffon plant, and $8 recorded in Income (Loss) from discontinued operations.

The gain of $32 realized in 2004 relates to the sale of the Boxal Group and Suner Cartons and is recorded in Income (Loss) from discontinued operations.

**	Deferred translation adjustments are included in Accumulated other comprehensive income (loss).
29    FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS
In conducting its business, the Company uses various derivative and non-derivative instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and other commodity prices. Generally, such instruments are used for risk management purposes only. The Company is the counterparty to a number of such contracts with the businesses spun-off to Novelis. In 2004, these contracts represented intercompany balances and transactions and were eliminated in the consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
29   FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (Continued)
Subsequent to the Novelis Spin-off, these contracts represent third-party balances and transactions and they have been included in the relevant disclosure below. Also, the Company’s interest rate swaps and electricity derivatives outstanding as at 31 December 2004 were transferred to Novelis at the time of the spin-off.
Derivatives — Currency

Outstanding at December 31
Assets (Liabilities)		2006	2005	2004

Financial Instrument	Hedge	Fair Value	Fair Value	Fair Value

Forward exchange contracts	Future firm net operating cash flows	(1)	10	(62)
Forward exchange contracts	To swap intercompany foreign currency denominated loans to US$, € and CHF	—	(6)	(5)
Forward exchange contracts	To hedge € net investments in foreign operations(1)	—	—	(167)
Forward exchange contracts	Anticipated transactions(2)	8	(2)	5
Forward exchange contracts	To swap CAN$ commercial paper borrowings to US$	(11)	3	31
Currency options	Future US$ sales against € and £	—	—	15
Cross currency interest swap and forward exchange contracts	To swap US$ third-party borrowings to KRW	—	—	(8)
Cross currency interest swap	To swap €21 million medium term notes to £14 million	—	1	2
Embedded derivatives		1	1	—

(1)	An exchange gain (loss) of nil was recorded in Deferred translation adjustments (2005: $167; 2004: ($123)).

(2)	In 2006, mainly anticipated transactions denominated in Brazilian real for the expansion of the Alumar alumina refinery in Brazil. In 2005, mainly anticipated transactions denominated in Australian dollars for the expansion of the Gove alumina refinery in Australia and Brazilian real for the Alumar expansion project. In 2004, mainly anticipated transactions denominated in Australian dollars for the Gove expansion project.
Derivatives — Interest Rate
The Company sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates.

Outstanding at December 31 Assets (Liabilities)	2006	2005	2004

Financial Instrument	Fair Value	Fair Value	Fair Value

Rate swap — floating to fixed — in LIBOR floating to EURIBOR fixed	—	1	—
Rate swap — fixed to floating(1) — in USD Fixed to USD LIBOR	5	—	—
Rate swap — floating to fixed — in KRW floating to KRW fixed	—	—	(1)

(1)	These derivatives, which are designated as fair value hedges, convert the interest rate from fixed to floating on $500 of debt through 2015 and on $100 of debt through 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
29    FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (Continued)
Derivatives and Commodity Contracts — Aluminum
Depending on supply and market conditions, as well as for logistical reasons, the Company may sell primary metal to third parties and may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Company may hedge certain commitments arising from pricing arrangements with some of its customers and the effects of price fluctuations on inventories. The Company may also hold for trading purposes physical metal purchase and sales contracts with third parties.
Other than forward fixed price sales agreements, the Company is currently not entering into additional forward sales of aluminum.

Outstanding at December 31 Assets (Liabilities)	2006	2005	2004

Financial Instrument
Forward contracts principally forward sales contracts and physical trading contracts(1)
Maturing principally in years	2007	2006 to 2007	2005 to 2006
Fair value	(287)	(236)	(104)
Forward fixed price sales agreements
Maturing principally in years	2007	2006	—
Fair value	(56)	(80)	—
Call options purchased
Maturing principally in years	2007	2006	2005
Fair value	28	29	36
Call options sold
Maturing principally in years	2007	2006	2005
Fair value	(28)	(29)	(10)
Embedded derivatives
Maturing principally in years	—	—	2005
Fair value	—	—	(10)

(1)	There was a loss of $33 due to hedge ineffectiveness in 2006 (2005: $18 and 2004: nil) on forward contracts, for which the Company applies cash flow hedge accounting under SFAS No. 133. As at 31 December 2006, the Company estimates that it will reclassify into earnings in 2007 pre-tax derivative losses of $302 from Accumulated other comprehensive income (loss) and the remaining balance will be reclassified into earnings during the period ending January 2010.
Derivatives — Electricity
As a hedge of future electricity purchases, the Company has outstanding as at December 31:

	2006	2005	2004

Financial Instrument
Fixed price contracts
Maturing at various times in years	N/A	N/A	2016
Fair value	N/A	N/A	18
Counterparty risk
As exchange rates, interest rates, and prices for metal and electricity fluctuate, the above contracts, excluding embedded derivatives, will generate gains and losses that will be offset by changes in the value of the underlying items being hedged. The Company may be exposed to losses in the future if the counterparties to the above contracts fail to perform. To minimize the concentration of credit risk, the Company enters into derivative transactions with a portfolio of financial institutions having a credit rating of “A” or better. The Company has master netting agreements with the financial institutions that are counterparties to the derivative instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. The Company also

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
29    FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (Continued)
monitors counterparty exposures and reviews counterparty credit ratings regularly. Based on these factors, the Company is satisfied that the risk of non-performance is remote.
Financial Instruments — Fair Value
On 31 December 2006, the fair value of the Company’s long-term debt totaling $5,512 (2005: $6,067; 2004: $6,914) was $5,487 (2005: $6,141; 2004: $7,158), based on market prices for the Company’s fixed rate securities and the book value of variable rate debt.
At 31 December 2006, the fair value of the Company’s preference shares having a book value of $160 (2005 and 2004: $160) was $195 (2005: $196; 2004: $185).
The fair values of all other financial assets and liabilities are approximately equal to their carrying values.
30     SUPPLEMENTARY INFORMATION

	2006	2005	2004

Income statement
Interest on long-term debt	329	339	316
Capitalized interest	(73)	(29)	(11)
Balance sheet
Payables and accrued liabilities include the following:
Trade payables	2,163	1,855	2,816
Other accrued liabilities	1,700	1,520	1,805
Derivatives	740	508	263
Income and other taxes	119	116	343
Accrued employment costs	708	609	616
At 31 December 2006, the weighted average interest rate on short-term borrowings for continuing operations was 5.4% (2005: 4.9%; 2004: 2.6%).

	2006	2005	2004

Statement of cash flows
Interest paid
— continuing operations	386	376	413
— discontinued operations	—	7	3
Income taxes paid
— continuing operations	292	74	546
— discontinued operations	—	—	6
31     POST-RETIREMENT BENEFITS
Alcan and its subsidiaries have established retirement benefit plans in the principal countries where they operate.
Funded Pension Plans
The pension obligation relates mostly to funded defined benefit pension plans in Canada, United Kingdom, United States, Switzerland, the Netherlands and Australia (“Funded Pension Plans”). Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement. They are periodically adjusted for cost of living increases, either by collective agreement such as in Canada, statutory requirement such as in UK, or Company practice when there are surpluses determined on a funding basis, such as in Canada, Switzerland and the Netherlands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
31    POST-RETIREMENT BENEFITS (Continued)
Most Funded Pension Plans are administered by a Pension Committee or Board of Trustees composed of plan members designated by the Company and employees. Each Committee or Board adopts its own investment policy which generally favours diversification and active management of plan assets through selection of specialized managers. Investments are generally limited to publicly traded stocks and high rated debt securities, excluding securities in Alcan, and include only small amounts in other categories, except for the Swiss plan, whose target allocation is evenly distributed between equity, bonds and real estate. Depending on the age distribution of the membership, target allocation, other than for the Swiss plan, varies as indicated below.
The allocation at 31 December 2006 includes all major plans.

		Allocation in
		Aggregate at 31
		December

Category of Asset	Target Allocation	2006	2005	2004

Equity	40% to 65%	58%	55%	54%
Debt securities	30% to 55%	32%	34%	35%
Real estate		6%	5%	6%
Alcan’s pension funding policy is to contribute the amount required to provide for contractual benefits attributed to service to date and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less. The Company expects to contribute $289 in aggregate to its Funded Pension Plans in 2007.
Expected benefit payments from Funded Pension Plans are:

2007	549
2008	556
2009	571
2010	584
2011	600
2012-2016	3,240
The following table presents the projected benefit obligation and assets of the Funded Pension Plans:

	2006	2005	2004

Change in projected benefit obligation
Projected benefit obligation at January 1	10,331	10,117	8,729
Current service cost	187	155	157
Interest cost	509	496	488
Members’ contributions	62	48	44
Benefits paid	(557)	(480)	(459)
Amendments	3	65	8
Acquisitions/curtailments/divestitures — net	7	(5)	78
Novelis Spin-off	(225)	(407)	—
Actuarial losses	7	823	744
Currency (gains) losses	526	(481)	328

Projected benefit obligation at December 31	10,850	10,331	10,117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
31    POST-RETIREMENT BENEFITS (Continued)

	2006	2005	2004

Change in fair value of plan assets
Assets as January 1	8,726	8,468	7,537
Actual return on assets	893	1,192	848
Members’ contribution	62	48	44
Benefits paid	(557)	(480)	(459)
Company contribution	273	212	188
Acquisitions/curtailments/divestitures — net	4	(5)	29
Novelis Spin-off	(194)	(290)	—
Currency gains (losses)	444	(419)	281

Assets at December 31	9,651	8,726	8,468

The funded status is recognized in the Balance Sheet as follows:

	2006	2005	2004

Deferred charges and other assets	42	N/A	N/A
Payables and accrued liabilities	—	N/A	N/A
Postretirement benefits	(1,241)	N/A	N/A

Total funded status	(1,199)	(1,605)	(1,649)

For certain Funded Pension Plans, the projected benefit obligation exceeds the fair value of the assets. For these plans, the projected benefit obligation is $7,737 (2005: $10,067; 2004: $9,025), the accumulated benefit obligation (ABO) is $7,297 (2005: $9,433; 2004: $8,458) while the fair value of the assets is $6,496 (2005: $8,426; 2004: $7,341).
The total ABO of Funded Pension Plans is $10,145 (2005: $9,680; 2004: $9,429). For certain Funded Pension Plans, the ABO exceeds the fair value of the assets. For these plans the projected benefit obligation is $5,587 (2005: $7,995; 2004: $5,431), the ABO is $5,259 (2005: $7,538; 2004: $5,153) while the fair value of the assets is $4,398 (2005: $6,400; 2004: $3,845).
The components of the net periodic benefit cost of Funded Pension Plans are:

	2006	2005	2004

Current service cost	187	155	157
Interest cost	509	496	488
Expected return on assets	(609)	(548)	(520)
Amortization
Actuarial losses	106	90	69
Prior service cost	72	63	70
Curtailment/settlement (gains) losses	2	4	(18)

Net periodic benefit cost	267	260	246

Unfunded Retirement Benefits and Other Post-Retirement Benefits
Alcan also sponsors unfunded retirement benefit plans and other post-retirement benefit plans. Retirement benefits are either in the form of defined benefit pension plans, mainly in Germany and France for certain employees, or lump sum retirement indemnities in France (“Unfunded Retirement Benefits”). The practice in these countries is to have unfunded plans. They provide pensions based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases in accordance with statutory requirements. Lump sum retirement indemnities are based on earnings prior to retirement and on company service.
Other post-retirement benefits are health care and life insurance benefits (“Other Benefits”), provided mostly to retired employees in Canada and the United States. Benefits are mostly unfunded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
31    POST-RETIREMENT BENEFITS (Continued)
The following table presents the projected benefit obligation of Unfunded Retirement Benefits and of Other Benefits:

	Unfunded
	Retirement Benefits			Other Benefits

	2006	2005	2004	2006	2005	2004

Change in projected benefit obligation
Projected benefit obligation at January 1	1,058	1,267	1,100	1,074	1,048	940
Current service cost	18	18	24	16	14	13
Interest cost	47	48	61	59	53	56
Benefits paid	(81)	(70)	(94)	(56)	(60)	(65)
Amendments	—	—	—	(4)	33	(3)
Acquisitions/ curtailments/ divestitures — net	16	3	(15)	—	5	64
Novelis Spin-off	(9)	(143)	—	—	(115)	—
Actuarial (gains) losses	(26)	80	79	40	96	42
Currency (gains) losses	116	(145)	112	1	—	1

Projected benefit obligation at December 31	1,139	1,058	1,267	1,130	1,074	1,048

The Accumulated Benefit Obligation of Unfunded Retirement Benefits is $1,069 (2005: $993; 2004: $1,165).
The projected benefit obligation is recognized in the Balance Sheet as follows:

	Unfunded
	Retirement Benefits			Other Benefits

	2006	2005	2004	2006	2005	2004

Payables and accrued liabilities	64	N/A	N/A	65	N/A	N/A
Postretirement benefits	1,075	N/A	N/A	1,065	N/A	N/A

Projected benefit obligation	1,139	1,058	1,267	1,130	1,074	1,048

The components of the net periodic benefit cost of Unfunded Retirement Benefits and of Other Benefits are:

	Unfunded
	Retirement Benefits			Other Benefits

	2006	2005	2004	2006	2005	2004

Current service cost	18	18	24	16	14	13
Interest cost	47	48	61	59	53	56
Amortization
Actuarial (gains) losses	(2)	(2)	(3)	12	5	(1)
Prior service cost	—	—	2	3	—	—
Curtailment/settlement (gains) losses	4	6	5	(1)	9	—

Net periodic benefit cost	67	70	89	89	81	68

	Unfunded
Expected benefit payments are:	Retirement Benefits	Other Benefits

2007	64	65
2008	68	70
2009	69	74
2010	67	77
2011	71	81
2012-2016	392	457

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
31    POST-RETIREMENT BENEFITS (Continued)

Information on Other Comprehensive Income
The incremental effect of applying SFAS No. 158 is:

	Before	Adjustments		After

2006
Assets
Deferred charges and other assets	1,365	(278	)(A)	1,087
Investments	1,529	(20	)(B)	1,509
Deferred income taxes — long-term	713	276	(C)	989
Intangible assets — net	775	(99	)(D)	676
Total Assets	29,060	(121)		28,939
Liabilities
Payables and accrued liabilities	5,339	91	(E)	5,430
Postretirement benefits	2,959	422	(F)	3,381
Accumulated other comprehensive income (loss)	411	(634)		(223)
Total liabilities and shareholders’ equity	29,060	(121)		28,939

Adjustments relate to:

(A)	Reduction in prepaid pension assets to reflect the funded status of the Funded Pension Plans.

(B)	Recognition of the funded status of post-retirement benefit plans for companies accounted for under the equity method.

(C)	Tax impact of adopting SFAS No. 158.

(D)	Elimination of the prior service costs relating to the minimum pension liability.

(E)	Classification of the amount by which the expected benefit payments in the following year exceed the plan assets as a current liability.

(F)	Recognition of the funded status of post-retirement benefit plans.
Obligations recognized in accumulated other comprehensive income consist of:

	Pension	Other
	Plans	Benefits

	2006	2006

Net actuarial loss	834	165
Prior service cost	477	24

	1,311	189

The estimated net actuarial loss and prior service cost for the Pension Plans (Funded Pension Plans and Unfunded Retirement Benefits) that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost in 2007 are $83 and $69, respectively. The estimated net actuarial loss and prior service cost for the Other Benefits that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost in 2007 are $15 and $3, respectively.

	Pension Plans			Other Benefits

Assumptions	2006	2005	2004	2006	2005	2004

Weighted average assumptions used to determine projected benefit obligation at December 31
Discount rate	4.9%	4.9%	5.3%	5.6%	5.6%	5.8%
Average compensation growth	3.4%	3.4%	3.4%	3.6%	3.7%	3.7%
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	4.9%	5.3%	5.6%	5.6%	5.8%	6.2%
Average compensation growth	3.4%	3.4%	3.3%	3.7%	3.7%	3.7%
Expected return on plan assets	6.9%	7.0%	7.0%	8.3%	8.3%	8.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
31    POST-RETIREMENT BENEFITS (Continued)
In estimating the expected return on assets of a Funded Pension Plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium in each relevant country of equity or real estate over long-term bond yields. The approach is consistent with the principle that assets with higher risk provide a greater return over the long term.
The assumed health care cost trend used for measurement purposes is 10.6%. for 2007, decreasing gradually to 4.5%. in 2013 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Other Benefits

	1% Increase	1% Decrease

Sensitivity Analysis
Effect on current service and interest costs	7	(6)
Effect on projected benefit obligation	80	(74)
Defined Contribution Plans
The Company also sponsors savings plans in Canada and the US as well as defined contribution pension plans in various countries. The cost of the Company contribution was $32 in 2006 (2005: $30; 2004: $26).

Spin-off of Rolled Products Businesses
Pursuant to a notice provision provided for in the Separation Agreement, Novelis Inc. gave notice in 2005 to Alcan of its election to transfer to Novelis pension plans, the assets and liabilities pertaining to the Alcan’s pension plans for employees transferred to Novelis. As at the end of 2006, the situation stood as follows:

(a)	In the US, a share of pension assets and liabilities for past service for all active employees as at 31 December 2005, was transferred from the Alcan plan to the Novelis pension plan in November 2006. The projected benefit obligation (at 5.75%) and the market value of plan assets transferred were $225 and $194, respectively. An unfunded pension liability in respect of employees entitled to benefits in excess of those payable from the qualified plan was also transferred to Novelis Inc. in November 2006 (projected benefit obligation of $9).

(b)	In the UK, Novelis employees previously participating in the Alcan plan were offered in 2006 the option to transfer their benefits as at 31 December 2005 to the Novelis plan. The estimated related share of pension assets and projected benefit obligation expected to be transferred to the Novelis pension plan in 2007 is $20 and $26, respectively.

(c)	In Canada, Novelis employees were offered in 2006 the option to transfer their benefits as at 31 December 2004 to the Novelis plan. The estimated related share of pension assets and projected benefit obligation expected to be transferred to the Novelis pension plan in 2007 is $37 and $40, respectively.
The transfer of benefits and pension assets between plans is subject to the terms of the Separation Agreement and to approval by pension authorities.
In Switzerland, employees who transferred from Alcan to Novelis continue to participate in the Alcan retirement schemes, and the contribution required to fund their additional service is being paid by Novelis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
32      INFORMATION BY GEOGRAPHIC AREAS

LOCATION	2006	2005	2004

Sales and operating revenues — third parties (by destination)
Canada	1,690	1,438	1,117
United States	6,898	5,944	7,620
Brazil	255	221	527
France	2,436	2,244	2,260
United Kingdom	1,787	1,641	2,099
Germany	2,316	1,989	2,267
Switzerland	383	300	235
Other Europe	3,560	3,220	4,306
Australia	890	420	429
Asia and Other Pacific	2,439	2,126	3,294
All Other	987	777	794

Total	23,641	20,320	24,948

Sales and operating revenues — intercompany (by origin)
Canada	2,220	1,557	3,394
United States	258	224	945
Brazil	13	7	76
France	959	870	2,504
United Kingdom	16	66	578
Germany	435	274	546
Switzerland	1,539	1,289	1,250
Other Europe	1,761	1,046	1,046
Australia	651	508	926
Asia and Other Pacific	54	25	56
All Other	278	225	414

Sub-total	8,184	6,091	11,735
Consolidation eliminations	(8,184)	(6,091)	(11,735)

Total	—	—	—

Sales to Subsidiary companies are made at fair market prices recognizing volume, continuity of supply and other factors.

LOCATION	2006	2005	2004

Sales and operating revenues — third parties (by origin)
Canada	3,231	3,007	1,504
United States	5,767	4,748	7,648
Brazil	203	176	587
France	4,899	3,993	4,468
United Kingdom	1,252	1,152	1,025
Germany	1,763	1,620	3,203
Switzerland	2,043	2,176	1,831
Other Europe	1,866	1,376	1,754
Australia	1,021	731	384
Asia and Other Pacific	1,031	855	2,085
All Other	565	486	459

Total	23,641	20,320	24,948

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
32    INFORMATION BY GEOGRAPHIC AREAS (Continued)

LOCATION	2006	2005	2004

Income (Loss from continuing operations)
Canada	371	(197)	(43)
United States	267	53	129
Brazil	17	6	62
France	414	(39)	(209)
United Kingdom	88	(14)	(33)
Germany	(8)	(5)	21
Switzerland	95	(3)	70
Other Europe	196	86	46
Australia	294	229	227
Asia and Other Pacific	39	(8)	11
All Other	55	41	21
Consolidation eliminations	(42)	6	(59)

Total	1,786	155	243

In 2006, Income from continuing operations included after-tax charges (income) relating to Other Specified Items* of ($71) for Canada, $40 for the United States, $8 for Brazil, $10 for France, $21 for the United Kingdom, $27 for Germany, $2 for Switzerland, $45 for Other Europe, $12 for Australia, ($2) for Asia and Other Pacific and $6 for All Other.
In 2005, income from continuing operations included after-tax charges relating to Other Specified Items of $76 for Canada, $98 for the United States, $9 for Brazil, $310 for France, $18 for the United Kingdom, $49 for Germany, $25 for Switzerland, $44 for Other Europe, $9 for Australia, $23 for Asia and Other Pacific and $9 for All Other.
In 2004, Income from continuing operations included after-tax charges (income) relating to Other Specified Items of $39 for Canada, $92 for the United States, ($15) for Brazil, $228 for France, $18 for the United Kingdom, $6 for Germany, $8 for Switzerland, $36 for Other Europe, ($23) for Australia and $15 for All Other.

*	Other Specified Items included in Income (Loss) from continuing operations are comprised of restructuring and synergy charges; asset impairment charges; gains and losses on non-routine sales of assets, businesses or investments; unusual gains and losses from legal claims and environmental matters; gains and losses on the redemption of debt; income tax reassessments related to prior years and the effects of changes in income tax rates; and other items that, in the Company’s view, do not typify normal operating activities. In 2004, Other Specified Items also included purchase accounting adjustments related to inventories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
32    INFORMATION BY GEOGRAPHIC AREAS (Continued)

LOCATION	2006	2005	2004

Property, plant and equipment, Intangible assets and Goodwill at 31 December**
Canada	4,228	4,691	4,735
United States	2,034	2,198	2,796
Brazil	117	101	648
France	2,652	2,240	3,047
United Kingdom	643	593	983
Germany	809	782	1,229
Switzerland	715	744	839
Other Europe	1,605	1,531	2,093
Australia	4,225	3,263	2,402
Asia and Other Pacific	330	309	979
All Other	317	307	269

Total	17,675	16,759	20,020

Cash paid for capital expenditures, business acquisitions and purchase of investments
Canada	232	237	377
United States	222	154	230
Brazil	29	11	36
France	299	215	355
United Kingdom	41	35	65
Germany	56	88	106
Switzerland	32	40	51
Other Europe	105	110	159
Australia	1,173	879	190
Asia and Other Pacific	50	58	116
All Other	43	27	50

Total	2,282	1,854	1,735

Average number of employees (in thousands — unaudited)
Canada	11	11	11
United States	10	8	14
Brazil	1	1	4
France	15	15	17
United Kingdom	2	3	4
Germany	5	5	8
Switzerland	2	3	3
Other Europe	6	5	8
Australia	1	2	2
Asia and Other Pacific	7	6	8
All Other	5	4	3

Total	65	63	82

**	In 2005, Property, plant and equipment, Intangible assets and Goodwill reflect goodwill impairment charges of US$4 in Canada, US$39 in the United States, US$29 in France, US$1 in the United Kingdom, US$15 in Germany, US$16 in Other Europe, US$6 in Asia and Other Pacific and US$12 in All Other.

In 2004, Property, plant and equipment, Intangible assets and Goodwill reflect goodwill impairment charges of US$36 in the United States, US$116 in France and US$2 in the United Kingdom.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
33    INFORMATION BY OPERATING SEGMENTS
The following presents selected information by operating segment, viewed on a stand-alone basis. Subsequent to the spin-off of substantially all of its rolled products businesses, the operating management structure comprises four operating segments or Business Groups: Bauxite and Alumina; Primary Metal; Engineered Products and Packaging. The rolled products facilities retained by Alcan are Neuf-Brisach and Issoire (France), Sierre (Switzerland), and Ravenswood (US), which are part of Engineered Products, and Singen (Germany), which is a shared facility between Engineered Products and Packaging. The Company’s measure of the profitability of its operating segments is referred to as Business Group profit (BGP). BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring costs (relating to major corporate-wide acquisitions or initiatives), impairment and other special charges, pension actuarial gains, losses and other adjustments, and unrealized gains and losses on derivatives, that are not under the control of the Business Groups or are not considered in the measurement of their profitability. These items are generally managed by the Company’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. The unrealized change in fair market value of derivatives is excluded from individual BGP and is shown on a separate line in the reconciliation to income from continuing operations. This presentation provides a more accurate portrayal of underlying Business Group results and is in line with the Company’s portfolio approach to risk management. Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices. Thus, earnings from the Bauxite and Alumina as well as from the Primary Metal groups represent mainly profit on alumina or metal produced by the Company, whether sold to third parties or used in the Company’s fabricating and packaging operations. Earnings from the Engineered Products and Packaging groups represent only the fabricating profit on their respective products.
The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated Financial Statements of the Company, except for the following two items:

(1)	The operating segments include the Company’s proportionate share of Joint Ventures (including Joint Ventures accounted for using the equity method) and certain other equity-accounted investments as they are managed within each operating segment, with the adjustments for these investments shown on a separate line in the reconciliation to Income from continuing operations; and

(2)	Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other.
The operating segments are described below.

Bauxite and Alumina
Headquartered in Montreal (Canada), this Business Group comprises Alcan’s worldwide activities related to bauxite mining and refining into smelter-grade and specialty aluminas, owning, operating or having interests in six bauxite mines and deposits in five countries, five smelter-grade alumina plants in four countries and six specialty alumina plants in three countries and providing engineering and technology services.
Primary Metal
Also headquartered in Montreal, this Business Group comprises smelting operations, power generation, production of primary value-added ingot, manufacturing of smelter anodes, smelter cathode blocks and aluminum fluoride, smelter technology and equipment sales, engineering services and trading operations for aluminum, operating or having interests in 22 smelters in 11 countries, 12 power facilities in four countries and 12 technology and equipment sales centres and engineering operations in ten countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
33    INFORMATION BY OPERATING SEGMENTS (Continued)

Engineered Products
Headquartered in Paris (France), this Business Group produces engineered and fabricated aluminum products including rolled, extruded and cast aluminum products, engineered shaped products and structures, including cable, wire, rod, as well as composite materials such as aluminum-plastic, fibre reinforced plastic and foam-plastic in 55 plants located in 12 countries. Also part of this Business Group are 33 service centres in 11 countries and 32 sales offices in 27 countries and regions.

Packaging
Also headquartered in Paris, this Business Group consists of the Company’s worldwide food, pharmaceutical and medical, beauty and personal care and tobacco packaging businesses, operating 130 plants in 30 countries. This Business Group produces packaging from a number of different materials, including plastic, aluminum, paper, paper board and glass.

Intersegment and other
This classification includes the deferral or realization of profits on intersegment sales of aluminum and alumina, corporate office costs as well as other non-operating items.

	Intersegment			Third Parties

Sales and Operating Revenues	2006	2005	2004	2006	2005	2004

Bauxite and Alumina	2,001	1,515	1,575	1,844	1,478	1,487
Primary Metal	2,486	1,898	3,741	8,661	6,877	4,586
Engineered Products	194	202	725	7,146	6,015	5,525
Packaging	4	5	69	5,960	6,004	6,024
Entities transferred to Novelis	—	—	535	—	—	7,321
Adjustments for equity-accounted Joint Ventures
and certain investments	—	—	—	(15)	(101)	(40)
Other	(4,685)	(3,620)	(6,645)	45	47	45

	—	—	—	23,641	20,320	24,948

Business Group Profit (BGP)	2006	2005	2004

Bauxite and Alumina	609	435	460
Primary Metal	2,962	1,751	1,462
Engineered Products	567	403	379
Packaging	550	595	653
Entities transferred to Novelis	—	—	654
Adjustments for equity-accounted Joint Ventures and certain investments	(263)	(270)	(242)
Adjustments for mark-to-market of derivatives	(45)	(41)	(29)
Depreciation and amortization	(1,043)	(1,080)	(1,337)
Goodwill impairment	—	(122)	(154)
Intersegment, corporate offices and other	(680)	(998)	(921)
Equity income	85	88	54
Interest	(284)	(350)	(346)
Income taxes	(665)	(257)	(375)
Minority interests	(7)	1	(15)

Income from continuing operations	1,786	155	243

Included in 2006 Intersegment, corporate offices and other are asset impairments of $84, legal and environmental provisions of $22, restructuring charges of $68 and a $62 gain on claims sold related to the Enron bankruptcy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
33    INFORMATION BY OPERATING SEGMENTS (Continued)
Included in 2005 Intersegment, corporate offices and other are asset impairments of $428, synergy costs of $80, restructuring charges of $128 and a $42 gain on the sale of an investment.
Included in 2004 Intersegment, corporate offices and other are asset impairments of $100, synergy costs of $53, restructuring charges of $18, purchase accounting adjustments related to inventory of $165 and Novelis costs of $40, partially offset by a gain resulting from a dilution in the Company’s interest in an anode-producing facility in the Netherlands of $46 and a net gain on sale of fixed assets of $13.

Total Assets at 31 December	2006	2005	2004

Bauxite and Alumina	5,865	4,638	3,496
Primary Metal	12,026	10,889	10,342
Engineered Products	4,727	4,106	4,601
Packaging	6,868	6,847	8,242
Entities transferred to Novelis	—	—	5,434
Adjustments for equity-accounted Joint Ventures and certain investments	(558)	(505)	(313)
Other	4	529	586
Assets held for sale:
Bauxite and Alumina	—	—	63
Primary Metal	—	118	823
Engineered Products	—	9	63
Packaging	7	7	4

Total assets held for sale	7	134	953

	28,939	26,638	33,341

				Cash Paid for Capital
				Expenditures, Business
	Depreciation and			Acquisitions and
	Amortization			Investments

	2006	2005	2004	2006	2005	2004

Bauxite and Alumina	154	154	136	1,262	949	181
Primary Metal	520	505	488	582	363	621
Engineered Products	188	189	201	215	160	212
Packaging	256	314	342	383	435	434
Entities transferred to Novelis	—	—	267	—	—	207
Adjustments for equity-accounted Joint Ventures
and certain investments	(96)	(101)	(118)	(186)	(83)	(35)
Other	21	19	21	26	30	115

	1,043	1,080	1,337	2,282	1,854	1,735

Risk Concentration
The Company’s consolidated sales and operating revenues for the year ended 31 December 2006, include $2,631 (2005: $2,062) arising from transactions with Novelis. These sales and operating revenues represent 11% (2005: 10%) of the consolidated sales and operating revenues for the year ended 31 December 2006.
The following table includes sales and operating revenues to Novelis by Business Group:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in millions of US$, except where indicated)
33    INFORMATION BY OPERATING SEGMENTS (Continued)

	2006	2005

Bauxite and Alumina	73	46
Primary Metal	2,510	1,918
Engineered Products	40	79
Packaging	8	19

Total	2,631	2,062

34    PRIOR YEAR AMOUNTS
Certain prior year amounts have been reclassified to conform with the 2006 presentation.

SECTION II:
ALCAN’S UNAUDITED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2007: US GAAP
1    Nature of financial information
The financial information set out in this Section II below has been extracted without material adjustment from the unaudited financial statements of Alcan for the six months ended 30 June 2007 included in Alcan’s 2007 Form 10-Q as filed with the SEC.

In this report, all dollar amounts are stated in US dollars and all quantities in metric tons, or tonnes, unless indicated otherwise. A tonne is 1,000 kilograms, or 2,204.6 pounds. The words “Company” and “Alcan” refer to Alcan Inc. and, where applicable, one or more of its consolidated subsidiaries.
ALCAN INC.
INTERIM CONSOLIDATED STATEMENT OF INCOME
(unaudited)

	Second Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

	(in millions of US$, except
	per share amounts)
Sales and operating revenues	6,605	6,103	13,025	11,653
Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below	4,998	4,646	9,799	8,774
Depreciation and amortization	269	258	533	509
Selling, administrative and general expenses	453	366	827	730
Research and development expenses	61	55	115	107
Interest	61	69	121	145
Restructuring charges — net (note 6)	26	94	38	108
Other expenses (income) — net (note 9)	155	2	152	(29)

	6,023	5,490	11,585	10,344

Income from continuing operations before income taxes and other items	582	613	1,440	1,309
Income taxes (note 7)	166	195	446	464

Income from continuing operations before other items	416	418	994	845
Equity income	24	37	36	65
Minority interests	(2)	(1)	(2)	(2)

Income from continuing operations	438	454	1,028	908
Income from discontinued operations	—	1	1	4

Income before cumulative effect of accounting change	438	455	1,029	912
Cumulative effect of accounting change, net of income taxes of $2 in 2006	—	—	—	(4)

Net income	438	455	1,029	908
Dividends on preference shares	3	3	6	5

Net income attributable to common shareholders	435	452	1,023	903

Earnings per share (note 5)
Basic:
Income from continuing operations	1.18	1.21	2.78	2.42
Income from discontinued operations	—	—	—	0.01
Cumulative effect of accounting change	—	—	—	(0.01)

Net income per common share — basic	1.18	1.21	2.78	2.42

Diluted:
Income from continuing operations	1.17	1.20	2.77	2.41
Income from discontinued operations	—	—	—	0.01
Cumulative effect of accounting change	—	—	—	(0.01)

Net income per common share — diluted	1.17	1.20	2.77	2.41

Dividends per common share	0.20	0.15	0.40	0.30

The accompanying notes are an integral part of the interim consolidated financial statements

ALCAN INC.
INTERIM CONSOLIDATED BALANCE SHEET
(unaudited)

	June 30,	December 31,
	2007	2006

	(in millions of US$)
ASSETS
Current assets
Cash and time deposits	198	229
Trade receivables (net of allowances of $65 in 2007 and $58 in 2006)	3,254	2,910
Other receivables and deferred charges	1,242	1,195
Deferred income taxes	132	152
Inventories (note 10)	3,258	3,186
Current assets held for sale	4	5

Total current assets	8,088	7,677

Deferred charges and other assets	1,001	1,087
Investments	1,404	1,509
Deferred income taxes	1,285	989
Property, plant and equipment
Cost (excluding construction work in progress)	19,106	18,698
Construction work in progress	2,706	2,294
Accumulated depreciation	(9,031)	(8,592)

	12,781	12,400

Intangible assets, net of accumulated amortization of $399 in 2007 and $346 in 2006	628	676
Goodwill	4,387	4,599
Long-term assets held for sale	1	2

Total assets	29,575	28,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payables and accrued liabilities (note 16)	5,466	5,430
Short-term borrowings (note 12)	704	467
Debt maturing within one year	69	36
Deferred income taxes	49	46

Total current liabilities	6,288	5,979

Debt not maturing within one year (note 12)	4,578	5,476
Deferred credits and other liabilities	1,703	1,787
Post-retirement benefits	3,330	3,381
Deferred income taxes	1,219	1,151
Minority interests	74	71
Shareholders’ equity
Redeemable non-retractable preference shares (note 20)	160	160
Common shareholders’ equity
Common shares	6,453	6,235
Additional paid-in capital	634	672
Retained earnings	5,132	4,281
Common shares held by a subsidiary	(31)	(31)
Accumulated other comprehensive income (loss) (note 14)	35	(223)

	12,223	10,934

	12,383	11,094

Commitments and contingencies (note 15)
Total liabilities and shareholders’ equity	29,575	28,939

The accompanying notes are an integral part of the interim consolidated financial statements

ALCAN INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Second		Six
	Quarter		Months

Periods ended June 30	2007	2006	2007	2006

	(in millions of US$)
OPERATING ACTIVITIES
Net income	438	455	1,029	908
Cumulative effect of accounting change	—	—	—	4
Income from discontinued operations	—	(1)	(1)	(4)

Income from continuing operations	438	454	1,028	908
Adjustments to determine cash from operating activities:
Depreciation and amortization	269	258	533	509
Deferred income taxes	(26)	83	41	227
Equity loss (income), net of dividends	43	(2)	51	(18)
Asset impairment charges	18	36	19	45
Loss (Gain) on disposal of businesses and investments — net	50	(4)	46	(4)
Stock option expense	9	11	11	36
Change in operating working capital
Change in receivables	(225)	(217)	(390)	(756)
Change in inventories	(38)	(31)	(65)	(109)
Change in payables and accrued liabilities	82	110	(59)	130
Change in deferred charges and other assets, deferred credits and other liabilities, and post-retirement benefits — net	118	75	111	167
Other — net	—	(2)	(6)	(2)

Cash from operating activities in continuing operations	738	771	1,320	1,133
Cash from operating activities in discontinued operations	—	8	—	8

Cash from operating activities	738	779	1,320	1,141
FINANCING ACTIVITIES
Proceeds from issuance of new debt — net of issuance costs	9	354	22	371
Debt repayments	(416)	(770)	(760)	(836)
Short-term borrowings — net	(6)	36	102	—
Common shares issued	138	81	166	147
Dividends
— Alcan shareholders (including preference)	(72)	(58)	(147)	(115)
— Minority interests	(1)	—	(1)	(1)

Cash used for financing activities	(348)	(357)	(618)	(434)
INVESTMENT ACTIVITIES
Purchase of property, plant and equipment	(421)	(469)	(733)	(895)
Business acquisitions and purchase of investments, net of cash and time deposits acquired	(12)	(2)	(14)	(40)
Net proceeds from disposal of businesses, investments and other assets	50	9	57	207
Other	2	12	(47)	12

Cash used for investment activities in continuing operations	(381)	(450)	(737)	(716)
Cash from investment activities in discontinued operations	—	5	—	5

Cash used for investment activities	(381)	(445)	(737)	(711)
Effect of exchange rate changes on cash and time deposits	3	2	4	5

Increase (Decrease) in cash and time deposits	12	(21)	(31)	1
Cash and time deposits — beginning of period	186	203	229	181

Cash and time deposits — end of period	198	182	198	182

The accompanying notes are an integral part of the interim consolidated financial statements

ALCAN INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(unaudited)
(in millions of US$, except per share amounts)

1.	ACCOUNTING POLICIES
Basis of Presentation
The unaudited interim consolidated financial statements are based upon accounting policies and methods of their application consistent with those used and described in the Company’s annual consolidated financial statements as contained in the most recent Annual Report on Form 10-K (Form 10-K), except as described below in notes 2 and 4. The 2006 year-end balance sheet data was derived from audited annual consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the financial statement disclosures included in the annual consolidated financial statements prepared in accordance with US GAAP and therefore should be read in conjunction with the Company’s most recent Form 10-K.
In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position and the results of operations and cash flows in accordance with US GAAP. The results reported in these unaudited interim consolidated financial statements are not necessarily indicative of the results that may be expected for the entire year.

2.	ACCOUNTING CHANGES
FIN 48  — Accounting for Uncertainty in Income Taxes
On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). Under FIN 48, the Company may recognize the tax benefit from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and expanded income tax disclosures.
On January 1, 2007, the Company recorded a $28 net increase in the liability for unrecognized tax benefits. This net increase in liabilities resulted in a decrease to the January 1, 2007 balance of Retained earnings of $21, a net decrease in Deferred tax liabilities of $8 and a reduction of $1 in equity-accounted investments included in Deferred charges and other assets. See note 7 — Income taxes.
SFAS No. 156  — Accounting for Servicing of Financial Assets
On January 1, 2007, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to SFAS No. 140, requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. The Company will recognize servicing assets or liabilities at fair value at inception but will not remeasure separately recognized servicing assets and liabilities at fair value. The adoption of this standard did not impact the Company’s financial statements.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS
SFAS No. 157 — Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new

3.     RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)
standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year in which this statement is initially applied. The Company is currently evaluating the impact of this standard on its financial statements.
SFAS No. 159  — The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively with the effect of the remeasurement to fair value at adoption recorded as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of this standard on its financial statements.

4.	CHANGE IN FUNCTIONAL CURRENCY OF THE EUROPEAN PRIMARY METAL GROUP
Effective January 1, 2007, the smelting businesses of the European Primary Metal group located in the UK, France, and Cameroon adopted the US dollar as their functional currency. The currency of the primary economic environment for these businesses in these countries became the US dollar. This change was triggered by the acquisition and subsequent integration of Pechiney, the Novelis Spin-off, a European legal reorganization, as well as reorganization of the European Primary Metal group.

5.	EARNINGS PER SHARE — BASIC AND DILUTED
Basic and diluted earnings per share are based on the weighted average number of shares outstanding during the period. The treasury stock method for calculating the dilutive impact of stock options is used. The following table outlines the calculation of basic and diluted earnings per share on income from continuing operations.

	Second
	Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Numerator:
Income from continuing operations	438	454	1,028	908
Less: dividends on preference shares	(3)	(3)	(6)	(5)

Income from continuing operations attributable to common shareholders	435	451	1,022	903

Denominator (number of common shares in millions):
Weighted average of outstanding shares	369	375	368	374
Effect of dilutive stock options	2	2	2	2

Adjusted weighted average of outstanding shares	371	377	370	376

Earnings per common share — basic	1.18	1.21	2.78	2.42

Earnings per common share — diluted	1.17	1.20	2.77	2.41

In the second quarter and six months ended June 30, 2007, there were no options to purchase common shares (2006: 402,561 options at a weighted average grant price of CAN$56.34 per share were outstanding in the second quarter and six months ended June 30, 2006) that were outstanding during the periods and that were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average price of the common shares.
As at June 30, 2007, there were 370,975,741 (2006: 376,070,782) common shares outstanding.

6.	RESTRUCTURING PROGRAMS
2007 Restructuring Activities
The schedule provided below shows details of the charges by operating segment:
Charges recorded in the statement of income

		Asset
	Severance	Impairment
Quarter ended June 30, 2007	Costs	Charges	Other	Total

Bauxite and Alumina	1	—	—	1
Primary Metal	4	—	1	5
Engineered Products	—	—	1	1
Packaging	15	3	—	18
Other	1	—	—	1

Total	21	3	2	26

		Asset
	Severance	Impairment
Six months ended June 30, 2007	Costs	Charges	Other	Total

Bauxite and Alumina	2	—	—	2
Primary Metal	11	—	1	12
Engineered Products	—	—	2	2
Packaging	17	4	—	21
Other	1	—	—	1

Total	31	4	3	38

For the second quarter and six months ended June 30, 2007, $1 and $3 of the severance costs and other charges above are excluded from the measurement of the profitability of the Company’s operating segments (Business Group Profit), as they relate to corporate initiatives as discussed in note 18 — Information by Operating Segment.
The components of the 2007 restructuring charges were as follows:
Bauxite and Alumina
The Company announced in 2006 that it had signed a new collective labour agreement with its Quebec employees represented by the Canadian Auto Workers union. As part of this agreement, the Company has offered early retirement incentives to employees and recorded severance charges of $1 in the second quarter of 2007 for employees who have accepted. The Company expects to incur additional severance charges of $1 as a result of this offer.
The Company announced in 2005 that its subsidiary, Société Générale de Recherches et d’Exploitations Minières (Sogerem), had begun an information and consultation process with its employee representatives and local partners due to the exhaustion of mining resources in the Tarn region of France. Production at its fluorspar mining operations came to a close during the first half of 2006. The consultation process is now ended. In the first quarter of 2007, the Company recorded additional severance costs of $1. No further charges are expected to be incurred.
Primary Metal
The Company announced in 2006 that it had begun consultations with unions and employee representatives for a proposed sale of selected assets at the Company’s Affimet aluminum recycling plant in Compiègne (France). The consultation process is now ended. In the first quarter of 2007, the Company recorded additional severance costs of $5. The divestiture was completed in the second quarter of 2007, as discussed in note 11 — Sales and Acquisitions of Businesses and Investments.
In 2005, the Company recorded restructuring charges related to the closure of its aluminum smelter in Lannemezan (France). The closure process for Lannemezan began in June 2006 and is expected to be completed, at the latest, during the course of 2008. In the first quarter of 2007, the Company recorded additional severance costs of $1. In the second quarter of 2007, the Company recorded additional

6.     RESTRUCTURING PROGRAMS (Continued)
severance costs and other restructuring charges of $1 each. The Company expects to incur an additional $7 of restructuring charges related to the closure of the smelter.
The Company recorded additional severance costs of $1 and $3 for other minor restructuring programs pursued in the first and second quarters of 2007 in this operating segment.
Engineered Products
The Company announced in 2006 that it had begun consultations with unions and employee representatives for a proposed closure of the Workington hard alloy extrusion plant. Production from Workington will be consolidated at Alcan’s facilities in Issoire and Montreuil-Juigné (France). In the first quarter of 2007, the Company recorded additional other restructuring charges of $1. In the second quarter of 2007, the Company recorded additional other restructuring charges of $1. Workington production is now ceased. The Company expects to incur additional charges of $11 related to this activity.
Packaging
In the second quarter of 2007, along with the Company’s continuous effort to manage ongoing costs and margins, certain selected restructuring activities were announced, mainly in its Food Europe and Tobacco Businesses. In relation to these activities, the Company incurred severance costs of $12 and expects further costs of $2.
The Company launched in 2006 a restructuring program in the Global Beauty Packaging sector aimed at streamlining processes and reaching an improved competitive position. In the first quarter of 2007, the Company recorded severance costs of $2. In the second quarter of 2007, the Company recorded additional severance costs of $3. The Company expects to incur additional charges of $4 related to this activity.
The Company announced in 2005 the restructuring of certain businesses, notably Global Beauty Packaging and Food Packaging Europe, as part of the continuing drive to reshape its portfolio, counter increasing competitive pressures in Western countries and improve margins. In the first quarter of 2007, the Company recorded additional asset impairment charges of $1. In the second quarter of 2007, the Company recorded asset impairment charges of $3. The Company expects to incur additional charges of $1 related to this activity.
2006 Restructuring Activities
The schedule provided below shows details of the charges by operating segment:
Charges recorded in the statement of income

		Asset
	Severance	Impairment
Quarter ended June 30, 2006	Costs	Provisions	Other	Total

Bauxite and Alumina	1	11	—	12
Primary Metal	14	23	7	44
Engineered Products	9	—	1	10
Packaging	23	1	3	27
Other	1	—	—	1

Total	48	35	11	94

Six months ended June 30, 2006

Bauxite and Alumina	1	11	2	14
Primary Metal	15	23	8	46
Engineered Products	10	—	1	11
Packaging	25	6	5	36
Other	1	—	—	1

Total	52	40	16	108

6.     RESTRUCTURING PROGRAMS (Continued)
For the second quarter and six months ended June 30, 2006, $16 and $22, respectively, of the severance costs and other charges above are excluded from the measurement of the profitability of the Company’s operating segments (Business Group Profit), as they relate to major corporate initiatives as discussed in note 18 — Information by Operating Segment.
The significant components of the second quarter and six months ended June 30, 2006 restructuring charges were as follows:
Bauxite and Alumina
In 2006, the Company announced the reorganization of its global specialty aluminas business entailing the gradual, yet permanent shut-down of the Company’s Specialty-Calcined Alumina plant (UPCA) in Jonquière, Quebec, by the end of the year. In relation to this activity, the Company recorded restructuring charges of $12 comprising $1 of severance costs and $11 of asset impairment charges during the second quarter of 2006. No further charges were incurred.
In relation to the proposed closure of mining operations in the Tarn region of France announced in 2005 by Sogerem, the Company recorded additional other restructuring charges of $2 in the first quarter of 2006. Refer to the components of the 2007 restructuring charges discussed above for more details in relation to this activity.
Primary Metal
In relation to the proposed sale of selected assets at the Company’s Affimet aluminum recycling plant in Compiègne (France) announced in 2006, the Company recorded restructuring charges of $44 comprising $14 of severance costs, $7 of other costs and $23 of asset impairment charges during the second quarter of 2006. Refer to the components of the 2007 restructuring charges discussed above for more details in relation to this activity.
In the first quarter of 2006, the Company recorded other restructuring charges of $1 and severance costs of $1 related to other minor restructuring programs in this operating segment.
Engineered Products
In relation to the Workington closure announced in 2006, the Company recorded severance costs of $9 during the second quarter of 2006. Refer to the components of the 2007 restructuring charges discussed above for more details in relation to this activity.
Other minor restructuring charges were incurred in this operating segment. In the first quarter of 2006, the Company recorded severance costs of $1 and in the second quarter of 2006, the Company recorded additional other restructuring charges of $1.
Packaging
In 2006, the Company announced that it had begun consultations with unions and employee representatives for a proposed closure of the Midsomer Norton food flexibles packaging plant. The plant had been adversely affected by a declining demand in the UK market and high raw material costs. The Company recorded restructuring charges of $17 comprising $16 of severance costs and $1 of asset impairment charges during the second quarter of 2006.
In relation to pursuing plans to restructure certain businesses announced in 2005, notably Global Beauty Packaging and Food Packaging Europe, the Company recorded additional restructuring charges of $9 in the first quarter of 2006. This charge was comprised of severance costs of $2, asset impairment charges of $5 and other charges of $2. In the second quarter of 2006, the Company recorded additional severance costs of $5 and other restructuring charges of $3. Refer to the components of the 2007 restructuring charges discussed above for more details in relation to this activity.
In addition, the Company also recorded severance costs of $2 during the second quarter of 2006 related to the closure of Alcan Packaging Mohammedia’s cookware activity.

6.     RESTRUCTURING PROGRAMS (Continued)
The schedules provided below show details of the provision balances and related cash payments for the significant restructuring activities:
Provision roll-forward

		Asset
	Severance	Impairment
Quarter ended June 30, 2007	Costs	Charges*	Other	Total

Provision balance as at March 31, 2007	163	—	57	220
Charges recorded in the statement of income	21	3	2	26
Cash payments — net	(30)	—	(7)	(37)
Non-cash items	5	(3)	—	2

Provision balance as at June 30, 2007	159	—	52	211

		Asset
	Severance	Impairment
Quarter ended June 30, 2006	Costs	Charges*	Other	Total

Provision balance as at March 31, 2006	217	—	54	271
Charges recorded in the statement of income	48	35	11	94
Cash payments — net	(46)	—	(9)	(55)
Non-cash items	3	(35)	2	(30)

Provision balance as at June 30, 2006	222	—	58	280

		Asset
	Severance	Impairment
Six months ended June 30, 2007	Costs	Charges*	Other	Total

Provision balance as at December 31, 2006	199	—	61	260
Charges recorded in the statement of income	31	4	3	38
Cash payments — net	(78)	—	(12)	(90)
Non-cash items	7	(4)	—	3

Provision balance as at June 30, 2007	159	—	52	211

		Asset
	Severance	Impairment
Six months ended June 30, 2006	Costs	Charges*	Other	Total

Provision balance as at December 31, 2005	243	—	57	300
Charges recorded in the statement of income	52	40	16	108
Cash payments — net	(83)	—	(17)	(100)
Non-cash items	10	(40)	2	(28)

Provision balance as at June 30, 2006	222	—	58	280

*	Fair value of assets was determined using discounted future cash flows.

7.	INCOME TAXES

	Second
	Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Current	192	112	405	237
Deferred	(26)	83	41	227

	166	195	446	464

The composite of the applicable statutory corporate income tax rates in Canada is 33% (2006: 33%).
The Company’s 2007 second quarter and year to date effective tax rate increased due to balance sheet translation losses resulting from the continued strengthening of the Canadian dollar, offset by the

7.     INCOME TAXES (Continued)
favourable impact related to the recognition of future tax benefits in France which were not previously recognized. In the second quarter of 2007, the Company reversed $462 of valuation allowance related to deferred income tax assets of French subsidiaries when it became evident that the realization of these assets was more likely than not due to current forecasts of sustained improved operating results. An amount of $144 was recorded as a credit to the income tax provision and $318 was applied to reduce Goodwill as it related to tax benefits acquired in a business combination.
As a result of the implementation of FIN 48, the amount of unrecognized tax benefits at January 1, 2007 is $193 of which $84 would impact the Company’s effective tax rate, if recognized. Also included in the amount of unrecognized tax benefits is $44 that, if recognized, would be allocated to reduce goodwill and $44 for which the Company would obtain an offset in other taxing jurisdictions. There were no material changes in the amounts above during the second quarter and six months ended June 30, 2007.
It is expected that the amount of unrecognized tax benefits will change in the next 12 months, however we do not expect the change to have a significant impact on the results of operations or the financial position of the Company.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as part of the income tax provision. As of January 1, 2007, the Company had recorded a net liability of $10 for interest and penalties.
Canadian federal income tax returns are closed through 2001 (except for potential transfer pricing adjustments) and Canadian provincial income tax returns are closed through 1995. The process to obtain corollary adjustments with the US competent authority for the 1996-1999 transfer pricing adjustments to income is underway. The Canadian federal statute of limitations remains open for the year 2002 and onward with years 2002 and 2003 currently under examination by the Canada Revenue Agency. Foreign jurisdictions have statutes of limitations generally ranging from 2 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include US (2004 onward), Germany (2001 onward), UK (2004 onward), Switzerland (2004 onward), Australia (2002 onward) and France (1989 onward).

8.	SALES OF RECEIVABLES
The Company has entered into programs with certain financial institutions to sell certain trade receivables. Effective April 2, 2007, the Company terminated one such program to sell to a third party an undivided interest up to $125 (€95 million) of selected trade receivables without recourse.

9.	OTHER EXPENSES (INCOME) — NET

	Second
	Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Asset impairment charges not included in restructuring programs	15	1	15	5
Loss (Gain) on disposal of businesses and investments — net	50	(4)	46	(4)
Provision for (Recoveries of) legal claims	—	8	—	(54)
Environmental provisions	—	7	—	9
Interest revenue	(9)	(7)	(19)	(15)
Exchange losses — net	54	65	71	83
Derivative gains — net	(6)	(46)	(22)	(44)
Advisory and legal fees	21	—	21	—
Other	30	(22)	40	(9)

	155	2	152	(29)

Following a hostile takeover offer in May 2007, the Company incurred $21 in the second quarter of 2007 for advisory and legal fees in order to develop alternatives. See note 20 — Subsequent Events.
On January 19, 2006, the Company sold claims related to the Enron bankruptcy to a financial institution for combined proceeds of $62, recorded in Provision for (Recoveries of) legal claims.

10.	INVENTORIES

	June 30,	December 31,
	2007	2006

Aluminum operating segments
Aluminum	977	1,060
Raw materials	903	835
Other supplies	557	495

	2,437	2,390

Packaging operating segments
Raw materials and other supplies	324	311
Work in progress	165	155
Finished goods	332	330

	821	796

	3,258	3,186

11.    SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS
Investment
On April 30, 2007, the Company signed a Heads of Agreement with Saudi Arabian mining company Ma’aden to develop a proposed US$7-billion integrated aluminum “mine-to-metal” project. The Company would hold a 49% stake in the project and recorded an initial investment of $18 in the second quarter of 2007.
Sales
On April 27, 2007, the Company concluded the sale of selected assets at the Company’s Affimet aluminum recycling plant in Compiègne (France). In relation to this, the Company received proceeds of $26 and recorded a loss on disposal of $12 in the second quarter of 2007.
On May 31, 2007, the Company reached an agreement in principle with UK-based Klesch & Company Limited (Klesch) regarding the sale of its Vlissingen smelter in the Netherlands. Alcan had an 85% interest in the smelter. The Company recorded charges of $42 included as a loss on disposal of businesses and investments within Other expenses (income) — net in the second quarter of 2007. The sale was concluded on July 2, 2007, for net proceeds of $29.
On June 26, 2007, the Company concluded the sale of its Satma subsidiary, located in Goncelin (France), to ALMECO Spa for net proceeds of $4 and the Company recorded a loss on disposal of $1 in the second quarter and $2 in the six months ended June 30, 2007.
12.    LONG-TERM DEBT
As at June 30, 2007, the Company has the ability, through its long-term credit facilities, to refinance its commercial paper borrowings on a long-term basis. However, the Company’s intention is to repay these commercial paper borrowings during the third quarter of 2007 and has classified them as Short-term borrowings at June 30, 2007. As at December 31, 2006, the Company had both the intention and the ability, through its long-term credit facilities, to refinance its commercial paper borrowings on a long-term basis and had classified them as Debt not maturing within one year. Furthermore, all commercial paper debt repayments were included in the year 2011 when the multi-currency, five year, committed global credit facility matures. Based on foreign exchange rates in effect at June 30, 2007, debt repayment requirements over the next five years amount to $69 in 2007, $484 in 2008, $25 in 2009, $18 in 2010 and $416 in 2011.
During the first quarter of 2007, the Company entered into an interest rate derivative to swap interest payments on $100 of its long-term debt from fixed to floating rate (relating to the 4.875% Global notes due in 2012). The fair market value of this derivative was $(1) as at June 30, 2007. During the second quarter of 2007, the Company entered into interest rate derivatives to swap interest payments on an additional $200 of the same long-term debt. The fair market value of these derivatives was $(5) as at June 30, 2007. These derivatives have been designated and are effective as fair value hedges of the underlying fixed rate debt.

12.     LONG-TERM DEBT (Continued)
Since June 16, 2006, the Company has had in place a two-tranche, multi-currency, committed global credit facility with a syndicate of international banks. This facility is comprised of a $2,000 5-year tranche, maturing in June 2011, and a $1,000 364-day tranche, extendable by two years at the Company’s option. In the second quarter of 2007, the Company extended the $1,000 364-day tranche. The facility is available for general corporate purposes and is primarily used to support the commercial paper programs.

13.	STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION
Total Stock-Based Compensation Cost
Total pre-tax stock based compensation expense is $76 and $93 for the second quarter and six months ended June 30, 2007, respectively (2006: $21 and $61). The amounts include other stock-based compensation expense of $67 and $82 for the second quarter and six months ended June 30, 2007 (2006: $10 and $25) and stock option expense of $9 and $11 for the second quarter and six months ended June 30, 2007 (2006: $11 and $36). Total pre-tax stock based compensation expense for the second quarter and six months ended June 30, 2007 includes $3 and $5 of compensation expense related to retired and retirement eligible employees (2006: $nil and $11).
As of June 30, 2007, virtually all of the stock options were vested. As such, all related stock option expense has been recognized for all currently outstanding stock options. The Company expects to continue to incur additional stock-based compensation expense for its outstanding awards, other than stock options, until such time that these awards are settled, which will depend on the change in control date. As a result of the Rio Tinto offer, as discussed in note 20 — Subsequent Events, the Company expects to record the remaining compensation expense for such awards over an accelerated requisite service period.

14.	COMPREHENSIVE INCOME

	Second
	Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Net income	438	455	1,029	908

Other comprehensive income:
Net change in deferred translation adjustments	55	239	108	396
Net change in excess of market value over book value of “available-for-sale” securities	1	—	1	—
Net change in unreleased gains and losses on derivatives, net of tax of $(30) and $(54) respectively, for the quarter and six months ended June 30, 2007 (2006: $6 and $49):
Net change from periodic revaluations	8	(65)	(3)	(188)
Net amount reclassified to income	53	57	110	98
Net change in minimum pension liability (net of tax of $8 and $9, respectively, for the quarter and six months ended June 30, 2006)	—	(13)	—	(18)
Net change in unfunded status of pension and other postretirement plans, net of tax of $(15) and $(20), respectively for the quarter and six months ended June 30, 2007	33	—	42	—

	150	218	258	288

Comprehensive income	588	673	1,287	1,196

14.    COMPREHENSIVE INCOME (Continued)

	June 30,	December 31,
	2007	2006

Accumulated other comprehensive income (loss)
Deferred translation adjustments	1,125	1,017
Unrealized gain on “available-for-sale” securities	6	5
Unfunded status of pensions and other postretirement plans	(991)	(1,033)
Unreleased loss on derivatives	(105)	(212)

Accumulated other comprehensive income (loss)	35	(223)

15.	COMMITMENTS AND CONTINGENCIES
On January 22, 2007, Alcan filed its leave to appeal application with the British Columbia (BC) Court of Appeal regarding the BC Utilities Commission December 29, 2006 decision to reject the amended and restated Long-Term Energy Purchase Agreement between Alcan and BC Hydro. This appeal was withdrawn on April 2, 2007. On March 28, 2007, the Supreme Court of BC in a judgment concluded that there are no restrictions on the Company’s use or sale of Kemano power in the legislation or agreements with the Province of BC.
The Company has guaranteed the repayment of indebtedness by third parties or the indemnification of third parties for a total amount of approximately $438. Alcan believes that none of these guarantees is likely to be invoked. These guarantees relate primarily to debt held by equity-accounted Joint Ventures, employee housing loans, obligations relating to businesses sold and potential environmental remediation at former Alcan sites.
Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company is involved in proceedings arising out of laws regulating the discharge of materials into the environment or laws seeking to protect the environment, for which it has made accruals, in respect of 21 existing and former Alcan sites and third party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.
According to agreements entered into by the Company as part of Novelis Spin-off, the Company has transferred to Novelis certain environmental contingencies.
Alcan has agreed to indemnify Novelis and each of its Directors, officers and employees against liabilities relating to:

•	liabilities of the Company other than those of an entity forming part of Novelis or otherwise assumed by Novelis pursuant to its separation agreement with Novelis;

•	any liability of the Company or its Subsidiaries, other than Novelis, retained by Alcan under the separation agreement; and

•	any breach by the Company of its separation agreement with Novelis or any of its ancillary agreements with Novelis.
Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that any losses in excess of accrued amounts would be sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances.

16.	SUPPLEMENTARY INFORMATION

	Second
	Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Income Statement
Interest on long-term debt	74	84	148	168
Capitalized interest	(24)	(20)	(47)	(34)

16.     SUPPLEMENTARY INFORMATION (Continued)

	June 30,	December 31,
	2007	2006

Balance Sheet
Payables and accrued liabilities include the following:
Trade payables	2,094	2,163
Other accrued liabilities	1,785	1,700
Derivatives	655	740
Income and other taxes	224	119
Accrued employment costs	708	708

	5,466	5,430

17.	POST-RETIREMENT BENEFITS
Alcan and its subsidiaries have established retirement benefit plans in the principal countries where they operate. The pension obligation relates mostly to funded defined benefit pension plans in Canada, UK, US, Switzerland, the Netherlands and Australia and to unfunded defined benefit pension plans mainly in Germany and France, or lump sum retirement indemnities in France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by collective agreement such as in Canada, statutory requirement such as in UK, France and Germany, or Company practice when there are surpluses determined on a funding basis, such as in Canada, Switzerland and the Netherlands.
Most Funded Pension Plans are administered by a Pension Committee or Board of Trustees composed of plan members designated by the Company and employees. Each Committee or Board adopts its own investment policy which generally favours diversification and active management of plan assets through selection of specialized managers. Investments are generally limited to publicly-traded stocks and high rated debt securities, excluding securities in Alcan, and include only small amounts in other categories, except for the Swiss plan, whose target allocation is evenly distributed between equity, bonds and real estate.
Components of Net Periodic Benefit Cost

	Pension Benefits				Other Benefits

	Second				Second
	Quarter		Six Months		Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006	2007	2006	2007	2006

Current service cost	53	51	103	100	4	4	8	8
Interest cost	150	140	294	278	15	14	31	28
Expected return on assets	(172)	(153)	(337)	(304)	—	—	—	—
Amortization:
Actuarial losses	22	29	43	56	4	4	8	8
Prior service cost	18	18	35	36	1	—	1	—

Net periodic benefit cost	71	85	138	166	24	22	48	44

The expected long-term rate of return on plan assets is 6.9% in 2007 (6.9% in 2006).
Employer Contributions
Alcan previously disclosed in its financial statements for the year ended December 31, 2006, that it expected to contribute $289 in aggregate to its funded pension plans in 2007. The contributions are expected to be fully comprised of cash. As at June 30, 2007, $134 has been contributed, and the Company expects to contribute an additional $136 over the remainder of the year. The Company expected to pay in 2007 $64 of unfunded pension benefits and lump sum indemnities from operating cash flows. As at June 30, 2007, $32 has been paid, and the Company expects to pay an additional $33 over the remainder of the year.

18.	INFORMATION BY OPERATING SEGMENT
The following presents selected information by operating segment, viewed on a stand-alone basis. The operating management structure is comprised of four operating segments or business groups: Bauxite and Alumina; Primary Metal; Engineered Products and Packaging. The Company’s measure of the profitability of its operating segments is referred to as business group profit (BGP). BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring costs (relating to major corporate-wide acquisitions or initiatives), impairment and other special charges, pension actuarial gains, losses and other adjustments, and unrealized gains and losses on derivatives that are not under the control of the business groups or are not considered in the measurement of their profitability. These items are generally managed by the Company’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. The unrealized change in fair market value of derivatives is removed from individual BGP and is shown on a separate line in the reconciliation to income from continuing operations. This presentation provides a more accurate portrayal of underlying business group results and is in line with the Company’s portfolio approach to risk management. Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices.
Thus, earnings from the Bauxite and Alumina as well as from the Primary Metal groups represent mainly profit on alumina or metal produced by the Company, whether sold to third parties or used in the Company’s fabricating and packaging operations. Earnings from the Engineered Products and Packaging groups represent only the fabricating profit on their respective products.
The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company, except for the following two items:

(1)	The operating segments include the Company’s proportionate share of joint ventures (including joint ventures accounted for using the equity method) and certain other equity-accounted investments as they are managed within each operating segment, with the adjustments for these investments shown on a separate line in the reconciliation to Income from continuing operations; and

(2)	Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other.
The operating segments are described below.
Bauxite and Alumina
Headquartered in Montreal (Canada), this business group comprises Alcan’s worldwide activities related to bauxite mining and refining into smelter-grade and specialty aluminas, owning, operating or having interests in six bauxite mines and deposits in five countries, five smelter-grade alumina plants in four countries and six specialty alumina plants in three countries and providing engineering and technology services.
Primary Metal
Also headquartered in Montreal, this business group comprises smelting operations, power generation, production of primary value-added ingot, manufacturing of smelter anodes, smelter cathode blocks and aluminum fluoride, smelter technology and equipment sales, engineering services and trading operations for aluminum, operating or having interests in 21 smelters in ten countries, 12 power facilities in four countries and 12 technology and equipment sales centers and engineering operations in ten countries.
Engineered Products
Headquartered in Paris (France), this business group produces engineered and fabricated aluminum products including rolled, extruded and cast aluminum products, engineered shaped products and structures, including cable, wire, rod, as well as composite materials such as aluminum-plastic, fibre reinforced plastic and foam-plastic in 54 plants located in 12 countries. Also included in this business group are 33 service centres in 11 countries and 33 sales offices in 28 countries and regions.

18.    INFORMATION BY OPERATING SEGMENT (Continued)
Packaging
Also headquartered in Paris, this business group consists of the Company’s worldwide food, pharmaceutical and medical, beauty and personal care and tobacco packaging businesses, operating 129 plants in 31 countries. This business group produces packaging from a number of different materials, including plastic, aluminum, paper, paper board and glass.
Intersegment and other
This classification includes the deferral or realization of profits on intersegment sales of aluminum and alumina, corporate office costs as well as other non-operating items.

	Second Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Sales and operating revenues — Intersegment
Bauxite and Alumina	576	460	1,152	930
Primary Metal	492	656	1,043	1,227
Engineered Products	21	50	46	94
Packaging	—	1	1	1
Other	(1,089)	(1,167)	(2,242)	(2,252)

	—	—	—	—

	Second Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Sales and operating revenues — Third Parties
Bauxite and Alumina	549	482	1,021	795
Primary Metal	2,427	2,260	4,772	4,271
Engineered Products	2,067	1,868	4,135	3,547
Packaging	1,572	1,511	3,107	3,012
Adjustments for equity-accounted joint ventures and certain investments	(35)	(25)	(52)	11
Other	25	7	42	17

	6,605	6,103	13,025	11,653

	Second
	Quarter		Six Months

Periods ended June 30	2007	2006	2007	2006

Business Group Profit (BGP)
Bauxite and Alumina	204	126	379	255
Primary Metal	744	774	1,588	1,532
Engineered Products	149	144	323	298
Packaging	126	134	266	280
Adjustments for equity-accounted joint ventures and certain investments	(75)	(86)	(122)	(157)
Adjustments for mark-to-market of derivatives	(7)	7	(22)	21
Depreciation and amortization	(269)	(258)	(533)	(509)
Intersegment, corporate offices and other	(229)	(159)	(318)	(266)
Equity income	24	37	36	65
Interest	(61)	(69)	(121)	(145)
Income taxes	(166)	(195)	(446)	(464)
Minority interests	(2)	(1)	(2)	(2)

Income from continuing operations	438	454	1,028	908

18.    INFORMATION BY OPERATING SEGMENT (Continued)
Risk Concentration
The Company’s consolidated sales and operating revenues for the second quarter and six months ended June 30, 2007 include $695 and $1,372, respectively (2006: $724 and $1,347) arising from transactions with one customer. These sales and operating revenues, principally made by the Primary Metal Group, represent 11% (2006: 12%) of consolidated sales and operating revenues for both the second quarter and six months ended June 30, 2007.

19.	PRIOR YEAR AMOUNTS
Certain prior year amounts have been reclassified to conform with current period presentation.

20.	SUBSEQUENT EVENTS
On July 12, 2007, Alcan entered into a support agreement with Rio Tinto plc (Rio Tinto) and Rio Tinto Canada Holding Inc. (Rio Tinto Canada), a wholly-owned indirect subsidiary of Rio Tinto. Pursuant to the support agreement, Rio Tinto Canada has agreed to make a cash tender offer to acquire all of Alcan’s outstanding common shares for $101 per common share. The board of directors of Alcan has unanimously recommended that Alcan shareholders should accept the offer. The offer is subject to a number of conditions including valid acceptances of not less than 66 2/3 percent of Alcan shares on a fully diluted basis and the approval of Rio Tinto shareholders. The board of directors of Rio Tinto has approved and will recommend the transaction to its shareholders. The offer will also be subject to certain customary conditions including receipt of necessary regulatory and antitrust approvals, including in the United States, Canada, the European Union and Australia, and the absence of material adverse changes or effects. The offer is expected to close in the fourth quarter of 2007.
Subject to the terms and conditions of the support agreement, Alcan’s board of directors has the right to withdraw, modify or change its support of the offer if Alcan receives a superior proposal (as defined in the support agreement) prior to the expiration of the offer. However, Rio Tinto Canada has the right to match any such superior proposal received by Alcan and, in certain circumstances, if the offer is not consummated, Rio Tinto Canada would have the right to receive a payment of $1,049 from Alcan. In other circumstances, related to the required shareholder votes for the Rio Tinto group, an equivalent payment from Rio Tinto may be required.
The Company concurrently announced that Rio Tinto and Alcan had agreed to divest Alcan’s packaging business. The Company is currently evaluating its strategies for the planned divestiture.
On August 7, 2007, the Government of Quebec announced that it had accepted the conclusions of the board of directors of Alcan with respect to the proposed acquisition and confirmed that the Rio Tinto Canada offer respects the terms of the Continuity Agreement between Alcan and the Government of Quebec, signed in 2006. Alcan had made an undertaking that it would maintain its head office and principal place of business in Quebec and it would ensure that, in the event of a change of control, the acquirer would maintain the same level and quality of commitments in Quebec to socio-economic programs and to regional development as then existed at Alcan.
On July 18, 2007 the Company announced it had reached an agreement with Hindalco Industries Limited, India for the sale of its 45% interest in Utkal Alumina International Limited (Utkal). The Company had announced its intention to sell its interest in Utkal on April 12, 2007. The Company expects completion of the sale during the third quarter of 2007.
On July 26, 2007, the Company’s board of directors approved the redemption of its redeemable non-retractable preference shares at a price of CAN$25.00 per share. The transaction is expected to be completed on September 3, 2007.

SECTION III: ALCAN’S FINANCIAL STATEMENTS: IFRS RESTATEMENT

1      Basis of preparation
The tables below reconcile the consolidated net income of Alcan for each of the three years ended 31 December 2006 and the six months ended 30 June 2007 and its consolidated shareholders’ equity as at the end of each of those periods prepared under US GAAP to a basis consistent in all material respects with the accounting policies of Rio Tinto in accordance with IFRS, as required by Listing Rule 13.5.27(2)(a) but excluding amounts related to Novelis, as explained below.
On 6 January 2005, Alcan divested its interests in Novelis. The Directors of Rio Tinto are unable to gain sufficient access to the books, records and management of Novelis to adjust the net income and shareholders’ equity of Novelis to a basis consistent in all material respects with the accounting policies of Rio Tinto. Therefore, the reconciliations are presented in two sections, dealing respectively with:

(a)	adjustments to remove the net income and amounts of shareholders’ equity attributable to Novelis from the consolidated net income and consolidated shareholders’ equity of Alcan as presented under US GAAP; and

(b)	adjustments to the consolidated net income and consolidated shareholders’ equity under US GAAP attributable to Alcan excluding Novelis to present them on a basis which is consistent in all material respects with the accounting policies of Rio Tinto (the “Accounting Policy Adjustments”).
This presentation is considered by the Directors of Rio Tinto to be most relevant to Rio Tinto Shareholders in determining whether to approve the Acquisition as the restated financial information presented excludes amounts relating to Novelis, which ceased to be part of the Alcan Group on 6 January 2005.

2	Reconciliation of Alcan’s financial information from US GAAP to the accounting policies of the Rio Tinto Group

			Half-Year
			Ended	Year Ended 31 December
			30 June
	Notes		2007	2006	2005	2004

			(US$m)	(US$m)	(US$m)	(US$m)
Consolidated net income as reported by Alcan under US GAAP accounting policies			1,023	1,775	122	252
Adjustment to exclude amounts relating to Novelis	(a	)	—	—	—	(21)

Consolidated net income under US GAAP attributable to Alcan, excluding Novelis			1,023	1,775	122	231

Accounting Policy Adjustments
Pre-tax adjustments:
Pensions and other post-retirement benefits	(b	)	87	194	75	128
Financial instruments	(c	)	(66)	(116)	(122)	(85)
Restructuring provisions	(d	)	1	—	13	(16)
Environmental provisions	(e	)	(16)	(35)	(33)	(30)
Property, plant and equipment	(f	)	48	34	(36)	(34)
Impairment of non-financial assets other than goodwill	(g	)	—	—	(9)	—
Impairment reversals	(h	)	9	27	—	—
Goodwill impairment	(i	)	—	(11)	35	—
Inventory valuation	(j	)	20	54	11	25
Recycling of currency translation differences	(k	)	—	(2)	(20)	(36)
Discounting of other provisions	(l	)	1	4	(1)	18
Tax adjustments:
Tax effect of above adjustments	(m	)	(27)	(68)	38	24
Other tax adjustments	(n	)	137	(51)	36	83

Consolidated net income under Rio Tinto Group IFRS accounting policies			1,217	1,805	109	308

				As at 31 December
			As at
	Notes		30 June 2007	2006	2005	2004

			(US$m)	(US$m)	(US$m)	(US$m)
Consolidated shareholders’ equity as reported by Alcan under US GAAP accounting policies			12,383	11,094	9,644	10,726
Adjustment to exclude amounts relating to Novelis	(a	)	—	—	—	(397)

Consolidated shareholders’ equity as reported under US GAAP attributable to Alcan excluding Novelis			12,383	11,094	9,644	10,329

Accounting Policy Adjustments
Pre-tax adjustments for:
Pensions and other post-retirement benefits	(b	)	—	—	(1,201)	(934)
Financial instruments	(c	)	(191)	(120)	12	128
Restructuring provisions	(d	)	(2)	(3)	(3)	(16)
Environmental provisions	(e	)	(196)	(180)	(145)	(112)
Property, plant and equipment	(f	)	113	65	31	67
Impairment of non-financial assets other than goodwill	(g	)	(9)	(9)	(9)	—
Impairment reversals	(h	)	36	27	—	—
Goodwill impairment	(i	)	24	24	35	—
Inventory valuation	(j	)	110	90	36	25
Discounting of other provisions	(l	)	78	77	73	74
Tax effect of above adjustments	(m	)	3	4	403	236
Other tax adjustments	(n	)	308	161	212	176
Minority interest	(o	)	74	71	67	237

Consolidated shareholders’ equity under Rio Tinto Group IFRS accounting policies			12,731	11,301	9,155	10,210

(a)	Adjustments relating to Novelis
On 6 January 2005, Alcan completed the spin-off of Novelis to its shareholders (refer to Note 6 of Alcan’s consolidated financial statements for the year ended 31 December 2006). The Directors of Rio Tinto do not have access to the books, records and management of Novelis and, therefore, are not in a position to restate its income and shareholders’ equity to a basis consistent with the accounting policies of Rio Tinto. Therefore, the results and shareholders’ equity of Novelis under US GAAP have been deducted in the above reconciliation statements.

(b)	Pensions and other post retirement benefits
The adoption of FAS 158 Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, effective 31 December 2006, results in the full recognition of pension surpluses and deficits in the US GAAP balance sheet, which is consistent with the approach under Rio Tinto’s IFRS policies. However, FAS 158 did not require retrospective application. Therefore, adjustments have been made to recognise these obligations in the IFRS balance sheet as at 31 December 2004 and 2005, when only the ‘minimum pension liability’ was recognised under US GAAP.
Under US GAAP, actuarial gains and losses and vested past service costs are recognised gradually through amortisation in the income statement. This applied to such gains, losses and costs recognised directly in equity as well as to those that, prior to 31 December 2006, had not previously been recognised in the balance sheet prior to amortisation. Under IFRS, Rio Tinto has elected to recognise actuarial gains and losses immediately in equity, with no subsequent amortisation in the income statement. IFRS requires vested past service costs to be recognised immediately in the income statement.
The liabilities for pensions and post retirement benefits have been valued on the basis of Alcan’s assumptions, for US GAAP and IFRS purposes, even though these may differ from those of Rio Tinto.

(c)	Financial instruments
The accounting treatment of derivatives is specified under US GAAP in FAS 133 Accounting for Derivative Instruments and Hedging Activities and under IFRS in IAS 39 Financial Instruments: Recognition and Measurement. Whilst both standards are similar, there are some differences in the detail as outlined below.
Under US GAAP, Alcan applied the “short-cut” method of testing hedge effectiveness for certain interest rate swaps and the “critical terms match” method for certain foreign exchange hedges. These do not meet the requirement under IFRS for full retrospective and prospective hedge effectiveness testing. Therefore, the unrealised gains and losses on these derivatives are recognised in the income statement under IFRS.
If a contract does not have a fixed notional amount, US GAAP does not require the separate recognition of any embedded derivative that may be within the contract. IFRS assumes that a notional amount can be estimated for any contract and therefore requires that all embedded derivatives are recognised and valued. Alcan has a number of electricity purchase contracts that are partly indexed to the LME price of aluminium that were not considered to contain embedded derivatives for US GAAP because they have no notional amount. However, under IFRS, these have been measured at fair value at each balance sheet date with changes recorded in the income statement.

(d)	Restructuring provisions
Under US GAAP, restructuring costs, other than termination benefits, are provided for only when, on the basis of certain specified criteria, a liability is considered to have been incurred. IFRS requires all restructuring costs to be recognised when management is demonstrably committed to the restructuring plan. Therefore, restructuring costs can often be recognised earlier under IFRS. The adjustments reported represent timing differences on the recognition of these provisions.

(e)	Environmental provisions
Under US GAAP, an environmental provision is recognised when it is probable that a liability has been incurred and the amount can be reliably estimated. The probability test is met if a legal obligation exists.
Under IFRS, provision is made for constructive obligations as well as legal obligations. Constructive obligations derive from actions by the reporting entity that have created a valid expectation on the part of other parties that the reporting entity will discharge the relevant responsibilities.
Additional provisions for constructive obligations have been incorporated in the above reconciliation to conform with Rio Tinto’s accounting policy under IFRS. To the extent that the adjustments relate to rehabilitation costs, they are net of amounts capitalised within property, plant and equipment, which will be amortised against revenues from future production.
Adjustments have also been made to take account of the different discount rates applied in measuring provisions under IFRS. Under US GAAP, the discount rate is fixed at the time each tranche of the provision is first recognised, based on an entity specific credit adjusted borrowing rate. Under IFRS, the provision is adjusted at each reporting date, applying discount rates based on current government borrowing costs.

(f)	Property, plant and equipment
Under US GAAP, Alcan’s accounting policy is to capitalise the lining installed in the cells of the aluminium smelter when each cell is commissioned. The lining is amortised over the life of the cell, approximately 20 years. All costs of replacing cell linings are charged to the income statement when they are installed. Under Rio Tinto’s IFRS policies, cell linings are regarded as components of the smelter installation. The first lining installed in the cell and subsequent replacements are capitalised and amortised over the lives of the linings, which are around 5 years. Adjustments have been made in the reconciliation to reflect Rio Tinto’s policy for accounting for cell linings.

(g)	Impairment of non-financial assets other than goodwill
Under IFRS and US GAAP impairment reviews are conducted where there is an indication that an asset may be impaired. Under US GAAP, impairments are recognised where an asset’s carrying value is greater than the undiscounted cash flows that it is expected to generate in the future. Under IFRS, an impairment loss is recognised in the income statement when an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. The latter is generally calculated by discounting the future cash flows expected to be generated from its use. Therefore, impairments may arise under IFRS in cases where no impairment charge is appropriate under US GAAP. However, where impairment occurs under US GAAP, the amount is generally similar to that under IFRS.

(h)	Impairment reversal
US GAAP generally does not allow the reversal of impairments. IFRS require impairments to be reversed for any asset, other than goodwill, where an impairment loss recognised in prior periods has decreased.

(i)	Goodwill impairment
An impairment of goodwill under IFRS may differ from that under US GAAP for the following reason. Under US GAAP, if the fair value of a reporting unit is less than its book value, the goodwill is reduced to equate with any remaining excess of the fair value of the reporting unit as a whole over the fair value of its separately identifiable assets. Under IFRS, the goodwill is reduced to equate with any remaining excess of the fair value of the reporting unit as a whole over the book value of its separately identifiable assets.

(j)	Inventory valuation
US GAAP allows inventory to be measured using the Last-In-First-Out (“LIFO”) valuation technique. Under Rio Tinto’s IFRS accounting policies, inventory is valued using either the First-In-First-Out or Average Cost methods. One Alcan operation had applied LIFO under US GAAP which has been amended to reflect Average Cost.

(k)	Recycling of currency translation differences
Rio Tinto applied the IFRS transition option that allowed it to identify currency translation differences in a separate element of shareholders’ funds only from its transition date of 1 January 2004. In aligning Alcan with Rio Tinto’s IFRS accounting policies the same transition option has been applied. This has no effect on total consolidated shareholders’ equity at 1 January 2004. However, the gain or loss on subsequent disposals of foreign operations has been adjusted to exclude translation differences that arose before that date.

(l)	Discounting of other provisions
Under US GAAP, a provision is discounted only when the timing of the cash flows is fixed and determinable. Under IFRS, the anticipated cash flows are discounted by reference to estimated payment dates.

(m)	Tax effects of above adjustments
The above reconciling items are presented before tax. Each adjustment has been assessed and the appropriate tax treatment and rate has been applied based on the jurisdiction in which the adjustment arose.

(n)	Other tax adjustments
US GAAP does not require the recognition of a deferred tax asset or liability for exchange differences that arise where book values of assets and liabilities are measured in a functional currency that differs from the currency in which their tax bases are determined. IFRS requires recognition of deferred taxes for such exchange differences.
There are specific deferred tax accounting rules under IFRS, where the initial recognition of an asset or liability impacts neither accounting profit nor taxable income and does not result from a business combination. No deferred tax is recorded on temporary differences resulting from the initial recognition of asset and liability or subsequent amortisation of such assets. US GAAP contains no equivalent rules. In particular, this gives rise to differences in accounting for tax where costs of rehabilitation are provided for and capitalised.

Where an uncertain tax position recognised in accounting for a business combination is resolved more than 12 months after the acquisition, the adjustments to provisions are offset by corresponding adjustments to goodwill for US GAAP reporting. Under IFRS, such adjustments are reflected in the income statement except in limited circumstances.

(o)	Minority interest
Under US GAAP, minority interests are deducted in arriving at consolidated shareholders’ equity. Under IFRS, minority interests are reported as a component of total equity.

3      Independent Accountants’ Report
The Directors
Rio Tinto plc
6 St James’s Square
London SW1Y 4LD
Deutsche Bank AG, London Branch (the “Sponsor”)
Winchester House
1 Great Winchester Street
London EC2N 2DB
24 August 2007
Dear Sirs
Rio Tinto plc (the “Company”)
We report on the unaudited restatements (the “Restatements”), under the accounting policies applied by the Company in preparing its financial statements, of the consolidated net income attributable to the ongoing operations of Alcan Inc (“Alcan”) for each of the three years ended 31 December 2006 and for the six months ended 30 June 2007 and of its consolidated shareholders’ equity attributable to ongoing operations as at the end of each of those periods, prepared under the accounting policies applied by Alcan in preparing its financial statements. The Restatements are set out in Part IV of the circular dated 24 August 2007 issued by the Company.
As set out in the basis of preparation paragraph on page 116, on 6 January 2005 Alcan divested its interest in Novelis. The Directors of the Company are unable to gain sufficient access to the books, records and management of Novelis to adjust the net income and shareholders’ equity of Novelis to a basis consistent in all material respects with the accounting policies of the Company. Therefore, the reconciliations are presented in two sections, dealing respectively with:

(a)	adjustments to remove the net income and amounts of shareholders’ equity attributable to Novelis from the consolidated net income and consolidated shareholders’ equity of Alcan as presented under generally accepted accounting principles in the United States (“US GAAP”) (the “Novelis Adjustment”); and

(b)	adjustments to the consolidated net income and consolidated shareholders’ equity under US GAAP attributable to the ongoing operations of Alcan excluding Novelis to present them on a basis which is consistent in all material respects with the accounting policies of the Company (the “Accounting Policy Adjustments”).
The Accounting Policy Adjustments relate solely to the ongoing operations of Alcan.
Responsibility
It is the responsibility solely of the Directors of the Company to prepare the Restatements in accordance with item 13.5.27(2)(a) of the Listing Rules of the Financial Services Authority (the “Listing Rules”). It is our responsibility to form an opinion, as required by the Listing Rules, on the Restatements and to report our opinion to you.
The Restatements incorporate significant adjustments to the historical consolidated financial statements of Alcan. The historical consolidated financial statements of Alcan for each of the three years ended 31 December 2006 were the responsibility of the directors of Alcan. These financial statements received unqualified audit opinions. We do not accept any responsibility for any of the historical consolidated financial statements of Alcan, or for the audit reports thereon.

The historical consolidated financial statements of Alcan for the six months ended 30 June 2007 prepared under US GAAP were the responsibility of the directors of Alcan and have been filed with the Securities and Exchange Commission and were not audited.
Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purpose of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the circular.
Basis of opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Alcan to establish the accounting policies which were applied in the preparation of the historical underlying financial information.
We have considered the evidence supporting the Restatements and discussed the Restatements with the Directors of the Company.
Opinion
In our opinion:

(a)	the Novelis Adjustment has been properly compiled on the basis stated; and

(b)	the Accounting Policy Adjustments made are those appropriate for the purpose of presenting the consolidated net income attributable to the ongoing operations of Alcan for the three years ended 31 December 2006 and the six months ended 30 June 2007 and the consolidated shareholders’ equity attributable to its ongoing operations as at the end of each of those periods (as adjusted), on the basis consistent in all material respects with the accounting policies of the Company, and the Restatements have been properly compiled on the basis stated.
Yours faithfully
PricewaterhouseCoopers LLP
Chartered Accountants

PART V
ADDITIONAL INFORMATION
1      Responsibility

The Directors, whose names are set out in paragraph 3(a) below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
2      Rio Tinto

(a)	Rio Tinto Limited was formed on 17 December 1959 as a limited liability company under the laws of the state of Victoria, Australia. Its ACN is 004 458 404. On 2 June 1997, the company adopted the name Rio Tinto Limited. The principal legislation under which Rio Tinto Limited operates is the Corporations Act 2001 of Australia and regulations thereunder.

(b)	Rio Tinto Limited’s registered office and principal place of business is Level 33, 120 Collins Street, Melbourne, 3000, Victoria, Australia. The telephone number of the registered office is +61 3 9283 3333.

(c)	Rio Tinto plc was incorporated and registered in England and Wales on 30 March 1962 under the Companies Act 1948 as a private company limited by shares with company number 719885. Rio Tinto plc was re-registered as a public limited company on 4 March 1982 and adopted the name Rio Tinto plc on 2 June 1997. The principal legislation under which Rio Tinto plc operates, and pursuant to which the Rio Tinto plc Shares have been created, is the Companies Act and regulations thereunder.

(d)	Rio Tinto plc’s registered office and principal place of business is 6 St James’s Square, London SW1Y 4LD. The telephone number of the registered office is +44 (0)20 7930 2399.
3      Directors and senior management

(a)	The Directors of Rio Tinto are as follows:
Paul Skinner (Chairman)
Tom Albanese (Chief Executive)
Guy Elliott (Finance Director)
Ashton Calvert (Non-Executive Director)
Sir David Clementi (Non-Executive Director)
Vivienne Cox (Non-Executive Director)
Sir Rod Eddington (Non-Executive Director)
Michael Fitzpatrick (Non-Executive Director)
Richard Goodmanson (Non-Executive Director)
Andrew Gould (Non-Executive Director)
Lord Kerr of Kinlochard (Non-Executive Director)
David Mayhew (Non-Executive Director)
Sir Richard Sykes (Non-Executive Director)

(b)	The senior managers of Rio Tinto are as follows:
Preston Chiaro
Bret Clayton
Oscar Groeneveld
Keith Johnson
Andrew Mackenzie
Grant Thorne
Sam Walsh

(c)	Each of the Directors and senior management can be contacted through Rio Tinto Limited’s registered address at Level 33, 120 Collins Street, Melbourne, Victoria, 3000.

4      Directors’ and senior managers’ interests

4.1	Directors’ and senior management’s interests in Rio Tinto plc Shares and Rio Tinto Limited Shares

As at 23 August 2007, being the latest practicable date prior to the publication of this document, the interests of the Directors and senior managers of Rio Tinto in the share capital of Rio Tinto plc and Rio Tinto Limited were as follows:

		Rio Tinto
	Rio Tinto plc	Limited
	Shares	Shares
	Beneficially	Beneficially
Directors	Owned	Owned

Tom Albanese(1)	44,839	—
Ashton Calvert	—	884
Sir David Clementi	366	—
Vivienne Cox	751	—
Sir Rod Eddington	—	—
Guy Elliott(1)	48,666	—
Michael Fitzpatrick	—	2,100
Richard Goodmanson	1,927	—
Andrew Gould	1,000	—
Lord Kerr	3,000	—
David Mayhew	2,500	—
Paul Skinner	5,657	—
Sir Richard Sykes	2,596	—
Senior Management

Preston Chiaro(1)	62,095	—
Bret Clayton(1)	8,043	—
Oscar Groeneveld	3,000	66,790
Keith Johnson(1)	18,904	—
Andrew Mackenzie(1)	40,619	—
Grant Thorne	—	—
Sam Walsh	—	42,723

Note:

(1)	These executives also have an interest in a trust fund containing 873 Rio Tinto plc shares at 23 August 2007, being the latest practicable date prior to the publication of this document, as potential beneficiaries of the Rio Tinto Share Ownership Trust.

4.2	Directors’ and senior management’s interests in Rio Tinto Share Plans

4.2.1	As at 23 August 2007, being the latest practicable date prior to the publication of this document, the following options to acquire Rio Tinto plc Shares or Rio Tinto Limited Shares had been granted and remained outstanding under the Rio Tinto plc Share Savings Plan, the Rio Tinto plc Share Option Plan, the Rio Tinto Limited Share Savings Plan and the Rio Tinto Limited Share Option Plan:

	Number of		Earliest
	shares	Option	exercise
	under option	price	date	Expiry date

Rio Tinto plc Share Savings Plan(1)
Tom Albanese	791	2068p	1 Jan 2012	30 Jun 2012
Preston Chiaro	298	2088p	1 Jan 2009	6 Jan 2009
Guy Elliott	1,431	1107p	1 Jan 2009	30 Jun 2009
Keith Johnson	456	2068p	1 Jan 2010	30 Jun 2010
Andrew Mackenzie	1,021	1576p	1 Jan 2011	30 Jun 2011

	Number of			Earliest
	shares	Option		exercise
	under option	price		date	Expiry date

Rio Tinto plc Share Option Plan(1)
Tom Albanese	102,718		1265.6p	6 Mar 2005	6 Mar 2011
	125,336		1458.6p	13 Mar 2005	13 Mar 2012
	139,165		1263p	7 Mar 2006	7 Mar 2013
	84,020		1329p	22 Apr 2009	22 Apr 2014
	83,926		1826.2p	9 Mar 2008	9 Mar 2015
	67,511		2711.2p	7 Mar 2009	7 Mar 2016
	66,186		2701.2p	13 Mar 2010	13 Mar 2017
Preston Chiaro	37,160		1263p	7 Mar 2006	7 Mar 2013
	70,490		1329p	22 Apr 2009	22 Apr 2014
	63,527		1826.2p	9 Mar 2008	9 Mar 2015
	51,274		2711.2p	7 Mar 2009	7 Mar 2016
	38,519		2701.2p	13 Mar 2010	13 Mar 2017
Bret Clayton	13,315		1329p	22 Apr 2009	22 Apr 2014
	11,539		1826.2p	9 Mar 2008	9 Mar 2015
	10,767		2711.2p	7 Mar 2009	7 Mar 2016
	33,850		2701.2p	13 Mar 2010	13 Mar 2017
Guy Elliott	61,703		1458.6p	13 Mar 2005	13 Mar 2012
	97,387		1263p	7 Mar 2006	7 Mar 2013
	73,700		1329p	22 Apr 2009	22 Apr 2014
	72,972		1826.2p	9 Mar 2008	9 Mar 2015
	58,100		2711.2p	7 Mar 2009	7 Mar 2016
	44,052		2701.2p	13 Mar 2010	13 Mar 2017
Keith Johnson	43,500		1329p	22 Apr 2009	22 Apr 2014
	47,937		1826.2p	9 Mar 2008	9 Mar 2015
	37,869		2711.2p	7 Mar 2009	7 Mar 2016
	28,294		2701.2p	13 Mar 2010	13 Mar 2017
Andrew Mackenzie(3)	53,769		1826.2p	9 Mar 2008	9 Mar 2015
	42,019		2711.2p	7 Mar 2009	7 Mar 2016
	31,159		2701.2p	13 Mar 2010	13 Mar 2017
Rio Tinto Limited Share Savings Plan (2)
Oscar Groeneveld	1,431	A$	27.48	1 Jan 2009	30 Jun 2009
Grant Thorne	1,875	A$	25.57	1 Jan 2008	30 Jun 2008
Sam Walsh	601	A$	40.92	1 Jan 2009	30 Jun 2009
Rio Tinto Limited Share Option Plan (2)
Oscar Groeneveld	62,600	A$	34.406	22 Apr 2009	22 Apr 2014
	64,321	A$	47.042	9 Mar 2008	9 Mar 2015
	52,086	A$	71.06	7 Mar 2009	7 Mar 2016
	37,987	A$	74.588	13 Mar 2010	13 Mar 2017
Grant Thorne	939	A$	39.8708	13 Mar 2005	13 Mar 2012
	11,159	A$	33.336	7 Mar 2006	7 Mar 2013
	10,462	A$	34.406	22 Apr 2009	22 Apr 2014
	10,665	A$	47.042	9 Mar 2008	9 Mar 2015
	14,568	A$	71.060	7 Mar 2009	7 Mar 2016
	13,037	A$	74.588	13 Mar 2010	13 Mar 2017
Sam Walsh	54,400	A$	34.406	22 Apr 2009	22 Apr 2014
	58,823	A$	47.042	9 Mar 2008	9 Mar 2015
	48,079	A$	71.06	7 Mar 2009	7 Mar 2016
	35,861	A$	74.588	13 Mar 2010	13 Mar 2017

Notes:

(1)	All options are granted over Rio Tinto plc Shares.
(2)	All options are granted over Rio Tinto Limited Shares.
(3)	Andrew Mackenzie was granted 40,216 phantom options over Rio Tinto plc Shares at a price of 1329p per share exercisable between 22 April 2009 and 22 April 2014.

4.2.2	As at 23 August 2007, being the latest practicable date prior to the publication of this document, the Directors and senior managers of Rio Tinto held the following long-term incentive plan awards:

	Mining Companies Comparative Plan

	Conditional	Market price		Shares subject	Performance
	award granted	at award(2,3)		to award	period concludes

Executive Directors
Tom Albanese(1)	22 Apr 2004		1276p	56,015	31 Dec 2007
	9 Mar 2005		1839p	55,951	31 Dec 2008
	7 Mar 2006		2630p	45,007	31 Dec 2009
	13 Mar 2007		2799p	44,124	31 Dec 2010

				201,097

Guy Elliott(1)	22 Apr 2004		1276p	51,550	31 Dec 2007
	9 Mar 2005		1839p	51,081	31 Dec 2008
	7 Mar 2006		2630p	40,670	31 Dec 2009
	13 Mar 2007		2799p	30,837	31 Dec 2010

				174,138

Senior Management
Preston Chiaro(1)	22 Apr 2004		1276p	46,995	31 Dec 2007
	9 Mar 2005		1839p	42,351	31 Dec 2008
	7 Mar 2006		2630p	34,182	31 Dec 2009
	13 Mar 2007		2799p	25,679	31 Dec 2010

				149,207

Bret Clayton(1)	22 Apr 2004		1276p	13,315	31 Dec 2007
	9 Mar 2005		1839p	11,539	31 Dec 2008
	7 Mar 2006		2630p	10,767	31 Dec 2009
	13 Mar 2007		2799p	22,566	31 Dec 2010

				58,187

Oscar Groeneveld(1)	22 Apr 2004	A$	33.17	43,785	31 Dec 2007
	9 Mar 2005	A$	47.39	45,024	31 Dec 2008
	7 Mar 2006	A$	69.60	36,460	31 Dec 2009
	13 Mar 2007	A$	77.95	26,590	31 Dec 2010

				151,859

Keith Johnson(1)	22 Apr 2004		1276p	30,387	31 Dec 2007
	9 Mar 2005		1839p	33,556	31 Dec 2008
	7 Mar 2006		2630p	26,508	31 Dec 2009
	13 Mar 2007		2799p	19,805	31 Dec 2010

				110,256

Andrew Mackenzie(1)	22 Apr 2004		1276p	16,270	31 Dec 2007
	9 Mar 2005		1839p	37,638	31 Dec 2008
	7 Mar 2006		2630p	29,413	31 Dec 2009
	13 Mar 2007		2799p	21,811	31 Dec 2010

				105,132

Grant Thorne(1)	22 Apr 2004	A$	33.17	10,462	31 Dec 2007
	9 Mar 2005	A$	47.39	10,665	31 Dec 2008
	7 Mar 2006	A$	69.60	14,568	31 Dec 2009
	13 Mar 2007	A$	77.95	13,037	31 Dec 2010

				48,732

	Mining Companies Comparative Plan

	Conditional	Market price		Shares subject	Performance
	award granted	at award(2,3)		to award	period concludes

Sam Walsh(1)	22 Apr 2004	A$	33.17	38,023	31 Dec 2007
	9 Mar 2005	A$	47.39	41,176	31 Dec 2008
	7 Mar 2006	A$	69.60	33,655	31 Dec 2009
	13 Mar 2007	A$	77.95	25,103	31 Dec 2010

				137,957

Notes:

(1)	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted.

(2)	Awards nominated in pence were for Rio Tinto plc Shares.

(3)	Awards nominated in A$ were for Rio Tinto Limited Shares.

The conditional awards will only vest if performance conditions approved by the remuneration committee are satisfied.

The performance condition compares Rio Tinto’s total shareholder return with the total shareholder return of a comparator group of 15 other international mining companies over the same four-year period. The composition of this comparator group is reviewed regularly by the remuneration committee to provide continued relevance in a consolidating industry.

The table below shows the percentage of each conditional award which will be received by executives based on Rio Tinto’s four-year total shareholder return performance relative to the comparator group for conditional awards made after 1 January 2004:
Ranking in comparator group

Percentage vesting

1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

150	125	100	83.75	67.5	51.25	35	0
4.3     Directors’ interests in transactions

No Director has, or has had, any interests in any transactions which are or were unusual in their nature or conditions or significant to the business of the Rio Tinto Group and which were effected by Rio Tinto during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.
4.4     Directors’ service agreements and terms of appointment

Save for the service contract for Tom Albanese, details of which are set out below, details of the Directors’ service contracts or letters of appointment are set out at pages 72 and 75 of the 2006 Annual Report.

Tom Albanese was appointed as chief executive officer of Rio Tinto with effect from 1 May 2007. Mr. Albanese entered into a new service contract with Rio Tinto on 4 May 2007 which sets out the details of his employment. The service contract provides for no fixed term of appointment but can be terminated by either party subject to a notice period of no less than 12 months. Payment may be made in lieu of any required period of notice. Under the service contract, Mr. Albanese’s salary is £825,000 per annum. In addition to his salary, Mr. Albanese is entitled to additional benefits including entitlement to the company car scheme, tax equalisation, accommodation and relocation costs, participation in Rio Tinto’s Long and Short Term Incentive Plans, entitlement to participate in the Rio Tinto Share Ownership Plan and the Rio Tinto Share Savings Plan, private health care insurance coverage and eligibility for participation in the Rio Tinto America retiree medical plan in effect at the date of retirement, entitlement to membership of the Rio Tinto Pension Fund and payment of a one-off retention bonus equal to one year’s base salary on 1 October 2007. The service contract does not provide for any right to compensation on termination of Mr. Albanese’s appointment. Mr. Albanese’s appointment is subject to confidentiality undertakings and non-compete provisions.

The amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to each Director by Rio Tinto and its subsidiaries during the financial year ended 31 December 2006 is set out at pages 76 to 77 of the 2006 Annual Report.

Details of the total amounts set aside or accrued by the Rio Tinto Group to provide pension, retirement or similar benefits are set out at page 78 of the 2006 Annual Report.
5      Major shareholders

As at 23 August 2007, being the latest practicable date prior to the publication of this document, Rio Tinto was aware of the following persons who, directly or indirectly, had an interest in 3 per cent. or more of the issued ordinary share capital of Rio Tinto plc (excluding treasury shares):

		Percentage of
	No. of	issued ordinary
	Rio Tinto plc	share capital of
Shareholder	shares	Rio Tinto plc

AXA S.A.	50,191,232	5.04
Barclays PLC	42,129,019	4.02
The Capital Group Companies, Inc.	41,031,494	3.90
Legal & General PLC	33,539,570	3.13
Save as set out above, Rio Tinto is not aware of any other person who, directly or indirectly, had an interest in 3 per cent. or more of the issued ordinary share capital of Rio Tinto plc (excluding treasury shares) or voting power of 5 per cent. or more in the issued ordinary share capital of Rio Tinto Limited(1).

Note:

(1)	Excludes the interest held by Tinto Holdings Australia Pty Limited (a wholly-owned subsidiary of Rio Tinto plc) in Rio Tinto Limited.
6      Related party transactions

Other than as disclosed below, in paragraph 4.4 above, and in its audited financial statements for the financial years ended 31 December 2004, 2005 and 2006 and its unaudited financial statements for the six months ended 30 June 2007, each of which has previously been published, Rio Tinto has not entered into any related party transactions during the period covered by the financial years ended 31 December 2004, 2005 and 2006 and up to the date of this document.
For the half year ended 30 June 2007, contributions to pension plans totalled US$102 million. This includes US$13 million to plans providing purely defined contribution arrangements and US$5 million to an industry-wide arrangement that is principally a defined contribution in nature. Contributions for other benefits totalled US$12 million.
7      Material contracts

7.1	Material contracts relating to the Rio Tinto Group

Save as disclosed below, there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by any member of the Rio Tinto Group (i) within the two years immediately preceding the date of this document which are, or may be, material to the Rio Tinto Group or (ii) which contain any provision under which any member of the Rio Tinto Group has any obligation or entitlement which is material to the Rio Tinto Group as at the date of this document:

7.1.1	the Support Agreement, details of which are set out in Part III “Summary of the Support Agreement and the Offer” of this document;

7.1.2	Rio Tinto plc and certain of its subsidiaries (Rio Tinto Finance plc and the Offeror) have entered into a Facility Agreement dated 12 July 2007 with Credit Suisse, Deutsche Bank AG, The Royal Bank of Scotland plc and Société Générale in respect of credit facilities up to US$40 billion.

Structure and purpose of the Facility Agreement

The Facility Agreement comprises two term facilities and two revolving facilities (including one swingline facility) up to a total amount of US$40 billion. Facilities A and D are term facilities for a term of 364 days and 5 years and one day respectively, Facility B is a three-year revolving facility and Facility C is a five-year revolving facility including a swingline facility.

The funds made available under the Facility Agreement will be used to finance or refinance, directly or indirectly the consideration or other amounts payable in respect of the Acquisition and the financial indebtedness of the Alcan Group. The proceeds of the three year Facility B and five year Facility C are also made available for the general corporate purposes of the Enlarged Group.
Interest rate and fees

Advances under the term and revolving facilities will bear interest at rates per annum equal to the margin (which is dependent on the long-term credit rating of the debt of Rio Tinto as determined by Moody’s and S&P) plus LIBOR plus any mandatory cost.
Covenants

The Facility Agreement contains covenants to be made by and restrictions on Rio Tinto plc and the other obligors (Rio Tinto Finance plc and the Offeror) including that they be required to observe certain customary covenants including but not limited to (i) maintenance of authorisations; (ii) compliance with laws; (iii) change of business; (iv) negative pledge (subject to certain carve outs); (v) environmental laws and licences; and (vi) subsidiaries incurring financial indebtedness.
Prepayment and application of proceeds

Subject to certain carve outs, certain proceeds are to be applied in prepayment of the Facilities. These proceeds shall be applied first in prepayment of Facility A loans until the Facility A loans have been prepaid in full and secondly in cancellation of Facility B commitments until the Facility B commitments have been reduced to zero (and to the extent that the Facility B loans would otherwise exceed the Facility B commitments, in prepayment of Facility B loans).
Maturity

Facilities A and D are to be repaid on the termination of their respective 364 day (subject to exercise of the extension option) and five-year and one business day terms. No amounts repaid by the borrowers under Facility A or D may be re-borrowed. Facility B and Facility C will cease to be available one month prior to their respective 3-year and 5-year termination dates. All loans made under Facility B and Facility C are to be repaid on their respective termination dates. The termination dates of each of the Facilities is determined, broadly, by reference to the date of first utilisation of the Facilities.
7.2     Material contracts relating to the Alcan Group

Save for the Support Agreement, details of which are set out in Part III of this document, there are no contracts (other than contracts entered into in the ordinary course of business) which have been entered into by any member of the Alcan Group (i) within the two years immediately preceding the date of this document which are, or may be, material to the Alcan Group or (ii) which contain any provision under which any member of the Alcan Group has any obligation or entitlement which is material to the Alcan Group as at the date of this document.

8	Litigation

8.1	The Rio Tinto Group

Neither Rio Tinto nor any member of the Rio Tinto Group is nor has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Rio Tinto is aware) during the 12 months preceding the date of this document, which may have, or have had in the recent past, significant effects on Rio Tinto and/or the Rio Tinto Group’s financial position or profitability.

8.2	The Alcan Group

Neither Alcan nor any member of the Alcan Group is nor has it been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) during the 12 months preceding the date of this document, which may have, or have had in the recent past, significant effects on Alcan and/or the Alcan Group’s financial position or profitability.
9      Working capital

Rio Tinto is of the opinion that, taking into account the facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

10    Significant change

10.1	The Rio Tinto Group

There has been no significant change in the financial or trading position of the Rio Tinto Group since 30 June 2007, the date to which the last unaudited interim financial statements were prepared.
10.2   The Alcan Group

There has been no significant change in the financial or trading position of the Alcan Group since 30 June 2007, the date to which the last unaudited interim financial statements were prepared.
11      Consents

11.1	Deutsche Bank AG has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears;

11.2	CIBC World Markets Inc. has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears; and

11.3	PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion of its report set out in Section III of Part IV of the circular filed with the United Kingdom Listing Authority in the form and context in which it appears.
12    Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of Rio Tinto Limited at Level 33, 120 Collins Street, Melbourne, Victoria, 3000 up to and including the date of the Extraordinary General Meeting of Rio Tinto Limited:

12.1	the Memorandum and Articles of Rio Tinto plc and the Constitution of Rio Tinto Limited;

12.2	the consent letters referred to in paragraph 11 above;

12.3	the report of PricewaterhouseCoopers LLP set out in Part IV of this document;

12.4	the audited financial statements of Rio Tinto for each of the two years ended 31 December 2005 and 31 December 2006;

12.5	the unaudited financial statements of Rio Tinto for the six months ended 30 June 2007;

12.6	the Offer Document;

12.7	the Support Agreement; and

12.8	this document.
This document is dated 24 August 2007.

DEFINITIONS
The following definitions apply throughout this document, unless stated otherwise:

2006 Annual Report	2006 Annual Report and Financial Statements of Rio Tinto

Acquiring Person	any person making an acquisition of 20 per cent. or more of outstanding Voting Shares

Acquisition	the proposed acquisition by the Offeror of the issued and outstanding Alcan Common Shares pursuant to the Support Agreement and in accordance with the terms of the Offer

Acquisition Proposal	any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalisation, reorganisation, tender offer, issuer bid, liquidation or winding-up or similar transaction or sale of assets, whether in a single transaction or a series of transactions, in respect of Alcan or the subsidiaries of Alcan, involving (i) 20 per cent. or more of the consolidated assets of Alcan (other than a sale or other disposal of any or all of Alcan’s interests in its Packaging Business Group and related assets), (ii) 20 per cent. or more of the outstanding shares of any class of equity securities of Alcan or 20 per cent. or more of the voting or equity securities of any of the subsidiaries of Alcan whose assets, individually or in the aggregate, constitute 20 per cent. or more of the consolidated assets of Alcan (in each case other than a transaction involving Rio Tinto plc or the Offeror), or (iii) any proposal or offer to, or public announcement of an intention to do so, or any amendment increasing the consideration to be paid pursuant to any existing proposal or offer to do so, any of the foregoing from any person other than Rio Tinto plc or the Offeror, excluding in the case of (i), (ii) and (iii) above the sale or other disposal of any or all of Alcan’s interests in its Packaging Business Group and related assets (as such definition shall be varied in the context of a “Superior Proposal” (please refer to the definition of “Superior Proposal” below))

Alcan	Alcan Inc.

Alcan Board	the board of Alcan Directors

Alcan Common Shares	issued and outstanding common shares in the capital of Alcan together with the Alcan Rights

Alcan Directors	the directors of Alcan

Alcan Group	Alcan and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings

Alcan Rights	the associated rights of each issued and outstanding Alcan Common Share

Alcan Shareholders	holders of Alcan Common Shares

Alcan Termination Payment	a cash termination payment in an amount equal to the lesser of US$1,049 million and one per cent. of the combined market capitalisation of Rio Tinto plc and Rio Tinto Limited (excluding such part of the market capitalisation of Rio Tinto Limited as relates to any shares in Rio Tinto Limited which are held by subsidiaries of Rio Tinto) at the date such payment becomes due and payable (less the amount of any non-resident withholding tax) payable by Rio Tinto plc to Alcan in certain circumstances under the Support Agreement

Alcoa	Alcoa Inc.

Articles	the articles of association of Rio Tinto plc

Australia	the Commonwealth of Australia

Australian dollars or A$	the lawful currency of Australia

Board or Directors	the common boards of directors of Rio Tinto, whose members are set out on page 124 of this document or, as the context requires, the board of directors of Rio Tinto plc or Rio Tinto Limited

Canada	Canada, its territories and its possessions

Canadian dollars or C$	the lawful currency of Canada

CBCA	the Canada Business Corporations Act, as amended

Change in Rio Tinto Recommendation	any withdrawal, modification or qualification (or public proposal to or public statement of an intention to withdraw, modify or qualify) by the boards of directors of Rio Tinto plc and Rio Tinto Limited in any manner adverse to Alcan of the recommendations to the Rio Tinto Shareholders to vote in favour of the Resolution

Companies Act	the Companies Act 1985, as amended

Completion	the closing of the Acquisition following satisfaction or waiver of the conditions attaching to the Acquisition

Compulsory Acquisition	an acquisition pursuant to section 206 of the CBCA by the Offeror of the remaining Alcan Common Shares from those Alcan Shareholders who have not accepted the Offer

Continuity Agreement	the agreement in French language entitled convention de continuité (Continuity Agreement) dated 13 December 2006 between Alcan and the Government of Quebec

Deutsche Bank AG	Deutsche Bank AG, London Branch

Eastern Time	Canadian Eastern Daylight Saving Time

EBITDA	earnings before interest, tax, depreciation and amortisation

Effective Time	the time of appointment or election to the Alcan Board of persons designated by Rio Tinto plc who represent a majority of the Alcan Directors

Enlarged Group	the Rio Tinto Group as enlarged by, if Completion of the Acquisition occurs, the Alcan Group

Exchange Act	the US Securities Exchange Act of 1934, as amended

Exon-Florio Act	the Exon Florio amendment to the US Defence Product Act of 1950, as amended

Expense Reimbursement Payment	an amount equal to the sum of US$200 million payable by either Rio Tinto plc or Alcan to the other in certain circumstances under the Support Agreement

Expiry Time	means 6:00 p.m., Eastern Time, on 24 September 2007 or the latest date and time to which the time of expiration of the Offer has been extended

Extraordinary General Meeting of Rio Tinto plc	the extraordinary general meeting of Rio Tinto plc to be held at 2.00 p.m. on 14 September 2007 at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom, or any adjournment thereof

Extraordinary General Meeting of Rio Tinto Limited	the extraordinary general meeting of Rio Tinto Limited to be held at 12.00 p.m. on 28 September 2007 at Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria, 3000, Australia, or any adjournment thereof

Facility Agreement	has the meaning set out in Section 8 of Part I of this document

FATA	the Foreign Acquisitions and Takeovers Act 1975 (Australia), as amended

HSR Act	the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

IFRS	International Financial Reporting Standards adopted by the European Union

Independent Shareholders	holders of Voting Shares, not including any Acquiring Person or any person, entity or group which has made an offer to acquire 20 per cent. or more of Voting Shares (a “20 per cent. Offeror”) (including a 20 per cent. Offeror who is making a Permitted Bid or offer otherwise permitted under the Shareholder Rights Plan) other than any person, entity or group who is not deemed to beneficially own the Voting Shares held by such person, entity or group, any affiliate or associate of any such Acquiring Person or 20 per cent. Offeror or any person, entity or group acting jointly or in concert with such Acquiring Person or 20 per cent. Offeror, or persons, entities or groups with rights or powers under any employee stock ownership plans, benefit plans, deferred profit sharing and any other similar plan or trust for the benefit of employees of Alcan or a subsidiary of Alcan, unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a take-over bid

Listing Rules	the listing rules made by the UKLA for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended

LSE	the London Stock Exchange

Material Adverse Effect	in respect of any person, a change, effect, event, occurrence, state of facts or development that is, or would reasonably be expected to have a durationally significant impact that is both material and adverse to the business, properties, assets, financial condition or results of operations of that person and its subsidiaries taken as a whole, other than any change, effect, event, occurrence, state of facts or development (i) resulting from the announcement of the Support Agreement or the transactions contemplated thereby; (ii) relating to global, national or regional political conditions (including the outbreak of war or acts of terrorism), to global economic conditions, to the economies of any of the member countries of the Organization for Economic Cooperation and Development or of any jurisdiction where that person or its subsidiaries operate, or to the securities, currency or banking markets in general; (iii) relating to the metal and mining industries in general or to aluminium prices or energy prices in general; (iv) relating to a change in the market trading price or trading volume of shares of that person, other than as a result of a Material Adverse Effect; (v) relating solely to the failure by that person to meet any earnings, projections, forecasts or estimates, whether internal or previously publicly announced; (vi) relating to any of the principal markets served by that person’s business generally (including the business of that person’s subsidiaries) or shortages or price changes with respect to raw materials, metals, transportation or other products or services used or sold by that person or its subsidiaries; (vii) relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries); (viii) relating to any change in applicable generally accepted accounting principles, including GAAP, or as a result of any reconciliation of financial data into IFRS; or (ix) resulting from compliance with the terms of the Support Agreement; provided, however, that the change, effect, event, occurrence or state of facts or development referred to in clauses (ii) or (vii) above shall not be excluded from the definition of Material Adverse Effect if it primarily relates to (or has the effect of primarily relating to) that person and it subsidiaries, taken as a whole, or materially disproportionately adversely affects that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and it subsidiaries operate

NYSE	the New York Stock Exchange

Offer	the offer by the Offeror to purchase all of the issued and outstanding Alcan Common Shares, including any Alcan Common Shares that may become outstanding upon the exercise of Options after the date of the Offer but before the Completion of the Offer, such Offer being made under the Offer Document to Alcan Shareholders as the same may be varied in accordance with applicable law, described in Part III of this document “Summary of the Support Agreement and the Offer”

Offer Consideration	US$101 per Alcan Common Share in cash (less any applicable withholding taxes and interest)

Offer Document	the offer and takeover bid circular dated 24 July 2007 delivered to Alcan, filed with Canadian provincial securities regulators and the SEC and mailed to each registered Alcan Shareholder pursuant to which the Offeror makes the Offer to Alcan Shareholders

Offeror	Rio Tinto Canada Holding Inc.

Options	any options or any other rights (other than Alcan Rights) to acquire Alcan Common Shares (including the Pechiney Options)

Other Clearances	clearances required from governmental entities not specifically contemplated in the Support Agreement in order to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, where (A) the assets, revenues or operations of Rio Tinto plc and the Offeror, on the one hand, or Alcan, on the other, or both in the particular jurisdiction of any such other governmental entity are more than de minimis and (B) a party or any director, officer or employee of a party would be subject to criminal penalties for failure to obtain such consent or clearance from such other governmental entity

Pechiney Options	options to purchase shares of Pechiney, a subsidiary of Alcan

Permitted Bid	a take-over bid made by an offeror by means of a take-over bid circular sent to holders of Voting Shares and which complies with the following additional provisions:

(i)	the take-over bid is made to all holders of Voting Shares as registered on the books of Alcan, other than the party making the take-over bid;

(ii)	the take-over bid contains, and the take-up and payment for securities tendered or deposited to the take-over bid is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the take-over bid (A) prior to the close of business on a date which is not less than 60 days following the date of the take-over bid and (B) only if at such date more than 50 per cent. of the Voting Shares held by Independent Shareholders shall have been tendered or deposited pursuant to the take-over bid and not withdrawn;

(iii)	unless the take-over bid is withdrawn, the take-over bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time described in (ii)(A) above and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv)	the take-over bid also contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in (ii)(B) above is satisfied, the party making the take-over bid will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement

Proxy Form	the proxy form accompanying this document for use by Rio Tinto Limited Shareholders in relation to the Extraordinary General Meeting of Rio Tinto Limited

Resolution	the ordinary resolution to approve the Acquisition and to approve the borrowings pursuant to the Facility Agreement (and any refinancing thereof) and to sanction the aggregate amount of all moneys borrowed exceeding the limit set out in the Articles provided that such aggregate amount shall not exceed US$60 billion, as set out in the notice of Extraordinary General Meeting of Rio Tinto Limited at the end of, and enclosed with, this document

Rio Tinto	Rio Tinto plc and Rio Tinto Limited

Rio Tinto ADRs	American depositary receipts of Rio Tinto plc, each of which represents four ordinary shares in Rio Tinto plc

Rio Tinto Group	Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries and subsidiary undertakings and, where the context requires, their associated undertakings

Rio Tinto Limited	Rio Tinto Limited, a company incorporated in Victoria, Australia whose registered office is at Level 33, 120 Collins Street, Melbourne, 3000, Victoria, Australia

Rio Tinto Limited Shareholders	holders of Rio Tinto Limited Shares

Rio Tinto Limited Shares	shares in the capital of Rio Tinto Limited

Rio Tinto plc	Rio Tinto plc, a company incorporated in England and Wales with company number 719885 whose registered office is at 6 St. James’s Square, London, SW1Y 4LD, United Kingdom

Rio Tinto plc Shareholders	holders of Rio Tinto plc Shares

Rio Tinto plc Shares	ordinary shares of 10 pence each in the capital of Rio Tinto plc

Rio Tinto Share Plans	the Rio Tinto plc Share Option Plan, Rio Tinto Limited Share Option Plan, Rio Tinto plc Share Savings Plan, Rio Tinto Limited Share Savings Plan and the Mining Companies Comparative Plan

Rio Tinto Shareholders	the holders of Rio Tinto plc Shares and Rio Tinto Limited Shares

Rio Tinto Termination Payment	a cash termination payment in an amount equal to US$1,049 million (less the amount of any non-resident withholding tax) payable by Alcan to Rio Tinto plc in certain circumstances under the Support Agreement

SEC	the US Securities and Exchange Commission

Securities Act	the Securities Act (Ontario)

Shareholder Rights Plan	the shareholder rights agreement amended and restated as of 28 April 2005 between Alcan and CIBC Mellon Trust Company, as rights agent

Subsequent Acquisition Transaction	an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganisation or other transaction involving Alcan, Rio Tinto, the Offeror or one or more subsidiaries of Rio Tinto plc or one or more subsidiaries of the Offeror

Subsequent Offering Period	any subsequent offering period made by the Offeror pursuant to Rule 14d-11 under the Exchange Act which shall expire no earlier than 10 business days after the date of the announcement of the subsequent offering period and during which Alcan Shareholders may deposit Alcan Common Shares not deposited during the Offer

Superior Proposal	a bona fide Acquisition Proposal, that did not result from the wilful and intentional breach of the non-solicitation provisions of the Support Agreement by Alcan or any director or officer of Alcan or any representative acting at the direction of or on behalf of Alcan or any director or officer of Alcan, made by a third party to Alcan in writing after 12 July 2007, that offers the same amount of consideration on a per share basis to all Alcan Shareholders (subject to any pro rationing per the terms of such offer), that the Alcan Board determines in good faith, after consultation with its financial and legal advisers, is more favourable to Alcan Shareholders from a financial point of view than the Offer, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such Acquisition Proposal and other factors deemed relevant by the Alcan Board); provided that for purposes of this definition “Acquisition Proposal” shall have the meaning as set out in this document, except that the references in the definition thereof to “20 per cent. or more of the outstanding shares of any class of equity securities of Alcan” shall be deemed to be references to “a majority of all outstanding Alcan Common Shares” and references to “20 per cent. or more of the consolidated assets of Alcan” shall be deemed to be references to “all or substantially all of the consolidated assets of Alcan”

Support Agreement	the Support Agreement dated 12 July 2007 (as amended on 20 July 2007 with effect as of 12 July 2007) entered into between Rio Tinto plc, the Offeror and Alcan, described in Part III of this document “Summary of the Support Agreement and the Offer”

SWX	the SWX Swiss Exchange

TSX	the Toronto Stock Exchange

UK Circular	the circular filed on behalf of Rio Tinto plc with the United Kingdom Listing Authority dated 24 August 2007

US or United States	the United States of America, its territories, possessions, any State of the United States of America and the District of Columbia

US GAAP	accounting principles generally accepted in the United States

US dollars or US$	the lawful currency of the US

Voting Shares	the Alcan Common Shares and any other shares in the capital of Alcan entitled to vote generally in the election of Alcan Directors
A reference in this document to a time or date is a reference to the time or date of the place in which the act or event is to occur, and in relation to the Offer is a reference to Eastern Time.

Notice of Extraordinary General Meeting
Notice is hereby given that an Extraordinary General Meeting of Rio Tinto Limited (ABN 96 004 458 404) will be held at the Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria, 3000 at 12.00 pm on 28 September 2007 for the following purpose.
Resolution
To consider and, if thought fit, pass the following resolution, which will be proposed as an ordinary resolution:
THAT the Acquisition, on the terms and subject to the conditions set out in the Support Agreement and the Offer Document (each term as defined in the circular to shareholders dated 24 August 2007 (the “Circular”), a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be approved and:
(i) the Directors (or a duly authorised committee of the Directors) be authorised to waive, amend, vary or extend any of the terms and conditions of the Acquisition and to do all things as they may consider to be necessary or desirable to complete, implement and give effect to, or otherwise in connection with, the Acquisition and any matters incidental to the Acquisition; and
(ii) borrowings pursuant to the Facility Agreement (as defined in the Circular) or any refinancing thereof be approved and that sanction be given to the aggregate amount for the time being remaining undischarged of all moneys borrowed (including pursuant to such Facility Agreement or any refinancing thereof) by (1) Rio Tinto plc and any of its subsidiaries and (2) RTL and any of its Corporations Act Subsidiaries (exclusive of moneys borrowed by any company in the Rio Tinto Group from and for the time being owing to any other company in the Rio Tinto Group or any company in the RTL Group or by any company in the RTL Group from and for the time being owing to any other company in the RTL Group or any company in the Rio Tinto Group (each term used in this resolution having the meaning ascribed to it in the Articles of Association of Rio Tinto plc)) exceeding the limit set out in Article 109 of the Articles of Association of Rio Tinto plc provided that such aggregate amount shall not exceed the sum of US$60 billion.
By order of the Board
Stephen Consedine
Secretary
120 Collins Street
Melbourne Victoria 3000
24 August 2007
Notes
For the purposes of the Corporations Act, Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 10.00 pm Australian Eastern Standard Time on 26 September 2007 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.
A proxy form accompanies this notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of Rio Tinto Limited. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting Rio Tinto Limited’s share registry or you may copy the enclosed form.
A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes will be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or at Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555, by 12.00 pm Australian Eastern Standard Time on 26 September 2007.
The voting arrangements for shareholders under Rio Tinto’s dual listed companies structure are summarised below and a more detailed explanation of the voting arrangements is set out in the

‘Shareholder Information’ section of the 2006 Annual review and 2006 Annual report and financial statements.
Summary of voting arrangements for Rio Tinto Shareholders
The Sharing Agreement (the agreement relating to the regulation of the relationship between Rio Tinto plc and Rio Tinto Limited following the dual listed companies merger) provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both companies in similar ways. These are referred to as Joint Decisions. Joint Decisions are voted on a poll.
To facilitate the joint voting arrangements, each company has entered into shareholder voting agreements. Each company has issued a Special Voting Share to a special purpose company held in trust by a common trustee.
Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one company are voted at the parallel meeting of the other company. The role of these special purpose companies in achieving this is described below.
Rio Tinto Limited
At a Rio Tinto Limited Shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited Share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc Shareholders’ meeting.
The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.
Rio Tinto plc
At a Rio Tinto plc Shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc Share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited Shareholders’ meeting.
The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto plc	Rio Tinto Limited
6 St. James’s Square	Level 33
London SW1Y 4LD	120 Collins Street
(Registered office)	Melbourne 3000
Registered in England	(Registered office)
No. 719885	Incorporated in Victoria
Telephone +44 (0) 20 7930 2399	ABN. 96 004 458 404
Telephone +61 (0)3 9283 3333
www.riotinto.com
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